UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2025
OR
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____
Commission file number 001-39699

A.EYE™

AEye, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**37-1827430**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4670 Willow Road, Suite 125, Pleasanton, CA	**94588**
(Address of Principal Executive Offices)	(Zip Code)

(925) 400-4366
Registrant's telephone number, including area code

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	LIDR	The Nasdaq Stock Market LLC
Warrants to purchase one share of common stock	LIDRW	The Nasdaq Stock Market LLC

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10-D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2025 (the last business day of the registrant's most recently completed second fiscal quarter), the registrant had 18,982,939 shares of voting common stock that were held by non-affiliates. The approximate aggregate market value of shares held by non-affiliates was $20 million.

As of March 13, 2026, the registrant had 45,345,919 shares of common stock, $0.0001 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the Registrant's Proxy Statement relating to the 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Proxy Statement, or an amendment to this Annual Report on Form 10-K, will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2025.

Table of Contents

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. For example, words such as "may," "will," "should," "estimates," "predicts," "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. You should not rely on forward-looking statements as predictions of future events. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed elsewhere in this report, particularly in Part I, Item 1A titled "Risk Factors," and the risks discussed in our other Securities and Exchange Commission, or SEC, filings. We undertake no obligation to update the forward-looking statements after the date of this report, except as required by law. We obtained the market data used in this report from internal company reports and industry publications. Industry publications generally state that the information contained in those publications has been obtained from sources believed to be reliable, but their accuracy and completeness are not guaranteed, and their reliability cannot be assured. Although we believe market data used in this Annual Report on Form 10-K is reliable, it has not been independently verified.

All dollar amounts set forth in this Annual Report on Form 10-K are in thousands of dollars, except for per share amounts and unless otherwise specified.

PART I

Item 1. Business

General

We are a provider of physical AI sensing solutions built on high-performance, active lidar systems for vehicle autonomy, advanced driver-assistance systems (ADAS), robotic vision and a range of Non-Automotive applications. Our physical AI approach combines software-defined sensing with adaptive perception capabilities that enable machines to interpret and respond to complex physical environments in real time. Our proprietary Intelligent Sensing Platform incorporates a solid-state, software-definable active lidar sensor; an adaptive SmartScan architecture that dynamically adjusts scan patterns for different scenes and targets; and a signal-processing pipeline designed to deliver precise measurements and imaging for safety-critical use cases. This platform is designed to support a broad set of markets beyond passenger vehicles, including rail, aerospace and defense, smart infrastructure, and security, where long-range performance, environmental robustness, and software-based configurability are key requirements.

We were founded in 2013 by Luis Dussan, a member of our Board of Directors and our first Chief Executive Officer, with the goal of creating a deterministic AI-driven sensing system that performs better than the human eye and visual cortex. Mr. Dussan's experience developing mission-critical targeting systems for fighter jets and ground troops on behalf of the U.S. military provided us with the background to develop a differentiated approach to visual sensing. While traditional sensing systems passively collect data, our active Intelligent Sensing Platform leverages principles from automated targeting systems and biomimicry to scan the environment, while intelligently focusing on what matters in order to enable safer, smarter, and faster decisions in complex scenarios. From our inception, our culture drew from esteemed scientists and electro-optics engineers from the National Aeronautics and Space Administration, or NASA, Lockheed Martin Corporation, Northrop Grumman Corporation, the U.S. Air Force, and the Defense Advanced Research Projects Agency, or DARPA, to create the highest performing sensing and perception system for the most challenging situations, ensuring the highest levels of safety for autonomous driving.

As a result, our adaptive lidar is designed to enable higher levels of autonomy and functionality — SAE Levels 2 through 5 — with the goal of optimizing performance, power, and reducing cost. Our Intelligent Sensing Platform is software-definable and network-optimized, and leverages deterministic artificial intelligence at the edge. We have made substantial investments in our R&D processes and deliver value to our customers through our manufacturing partners. We perform the majority of our R&D activities in our 18,605 square foot corporate headquarters located in Pleasanton, California. Our modular design facilitates product hardware updates as technologies evolve, and its small size and modest heat generation enable very flexible placement options on the interior or exterior of a vehicle. The platform is also software-adaptable, enabling adjustments to scan pattern, frame rate, and other performance characteristics without hardware changes. This software-defined approach allows us to tailor a common architecture into application-specific products across multiple markets.

Our systems-based approach supports partnerships not only within the established automotive supply chain, such as OEMs and Tier 1 and Tier 2 suppliers, but also with solution providers in non-automotive markets. In automotive, we expect Tier 1 partners to add value through industrialization, manufacturing, integration, sales, marketing, product liability management, and warranty support. Tier 2 partners contribute automotive-grade sub-components that can also be leveraged in products sold into adjacent markets where similar reliability, environmental robustness, and performance standards are required.

Beyond automotive, our OPTIS^{TM} solution enables us to collaborate directly with system integrators, software partners, and domain-specific solution providers across intelligent transportation systems, rail, aviation, ports, industrial automation, defense, and emerging infrastructure applications. OPTIS^{TM} allows us to combine our software-defined sensing capabilities with third-party perception, analytics, and workflow software to deliver application-specific functionality without requiring new hardware variants. This approach broadens the utility of our technology and allows partners to build turnkey solutions tailored to their end markets.

We believe this combined model, leveraging automotive-grade components, software-defined configurability, and partnerships with specialized integrators, supports the development of high-quality, high-performance products at scalable cost structures. This positions our platform to enable lidar adoption across a range of markets, both within automotive and in non-automotive domains where sensing requirements continue to expand.

In pursuing this strategy, we have partnered, and will continue seeking partnerships, with leading Tier 1 automotive suppliers. It is anticipated that our Tier 1 partners will bid for long-range lidar series production awards with OEMs and that these awards will represent a substantial portion of our future revenues; however, there is no guarantee that this Tier 1 partnership strategy will be successful. If we fail to remain engaged with one or more Tier 1 automotive suppliers, it may have an adverse effect on our business. The markets for lidar are projected to see significant growth in both the near and long term. We believe this expected growth will allow us to capture market share as well as pursue specialized opportunities like highway autonomous driving applications that benefit from our products. We expect that lidar will be a required sensing solution across many end markets, and we intend to be one of the leading solutions providers in these spaces.

As is common in early-stage companies with limited operating histories, we are subject to risks and uncertainties such as our ability to develop and commercialize our products; produce and deliver lidar and software products meeting acceptable performance metrics; attract new and retain existing customers; develop, obtain, or progress strategic partnerships; secure an automotive OEM design win; secure additional capital to support the business plan; and other risks and uncertainties such as those described in Part I, Item 1A of this Form 10-K. Since inception, we have incurred net losses and negative cash flows from operations and expect to continue incurring losses and negative operating cash flows as we continue to focus on achieving commercialization of our lidar solutions and execute on our strategic initiatives.

Market Outlook/Overview

We believe that lidar will be a required sensing solution across many end markets. We broadly define our two key end markets as Automotive and Non-Automotive.

Automotive

According to the World Health Organization, more than one million people die annually in roadway accidents worldwide, road traffic injuries are the leading cause of death for children and young adults aged 5 to 29, and road traffic incidents cost most countries approximately 3% of their gross domestic product each year. In the United States, pedestrian fatalities have increased by more than 80% since 2009, according to the Insurance Institute for Highway Safety. We believe that existing sensing and safety technologies are insufficient to mitigate these trends and that lidar, when integrated into advanced driver-assistance systems (ADAS) and autonomous driving systems, may play an increasingly important role in improving road safety.

In April 2024, the National Highway Traffic Safety Administration (NHTSA) issued a final rule requiring automatic emergency braking (AEB) and pedestrian AEB on all new passenger vehicles, with phased adoption beginning in model year 2029. In addition, the Federal Motor Carrier Safety Administration (FMCSA) has issued a Notice of Proposed Rulemaking that would require AEB systems on heavy trucks. If enacted, meeting these requirements may necessitate additional sensing hardware and software beyond the capabilities of current camera- or radar-only systems. As a result, passenger and commercial vehicle OEMs may introduce lidar sensors to augment ADAS functions and improve detection performance across a wider range of operating conditions.

Our Apollo^{TM} long-range lidar was designed to detect, classify, and track small objects at extended distances, which we believe will be necessary for vehicles to achieve higher-speed autonomous functions and improved situational awareness. In addition to our long-range, forward-looking configurations, we also offer an in-cabin lidar architecture capable of operating behind the windshield, enabling vehicle-integrated sensing solutions that reduce environmental exposure and improve packaging flexibility. Over time, we may expand our product family to include mid-range and short-range systems based on the same software-defined Intelligent Sensing Platform that underpins Apollo^{TM}.

Because our platform performs critical data processing at the sensor level, it is designed to reduce system-level compute load, power consumption, and latency for ADAS and autonomous driving applications. We believe our strategy of partnering with Tier 1 suppliers to support industrialization, automotive qualification, and high-volume manufacturing will help enable high-quality lidar solutions to be produced at scale and adopted in series-production programs across global OEMs.

- **Passenger vehicle ADAS** — highway autonomy in passenger vehicles is a highly relevant use case for our technology, as passenger vehicle OEMs are actively in the process of adding new features that enhance the consumer driving experience. These highway systems rely on consistent detection of dangerous, often small, obstacles at long distances and high speeds, which our system can optimize for in software.

- **Commercial vehicle ADAS** — hub-to-hub autonomy in commercial vehicles, such as short- and long-range delivery vehicles, enabled by lidar, promises similar technological utility to that in passenger vehicles. Importantly, however, the value that a commercial vehicle operator derives from commercial ADAS is driven by increased utility and safety through reduced risk from driver fatigue. We believe that adoption rates for long-range lidar will be higher in commercial vehicles initially due to the significant share of time that highway driving represents for commercial customers.

Non-Automotive

In 2023, we decided to wind down our legacy non-automotive product line and reduced our engagement in those end markets. Since the launch of our Apollo^{TM} product in 2024, we have seen renewed and growing interest from non-automotive customers across a broad range of sectors, and we have entered into multiple customer engagements and development programs. We believe there are numerous use cases for lidar outside automotive, including rail, construction, mining, agriculture, aerospace, defense, security, foreign-object detection, and intelligent transportation systems.

Apollo's^{TM} software-defined architecture allows key performance parameters, such as scan pattern, frame rate, and region-of-interest configuration, to be adapted for specific applications without requiring separate hardware variants. This flexibility enables us to address diverse non-automotive markets using a common hardware platform, reducing the cost and lead time traditionally associated with developing and supporting multiple dedicated products. Through our OPTIS^{TM} platform, we also collaborate with system integrators and solution providers to deliver application-specific functionality, allowing partners to combine our sensing capabilities with their own perception, analytics, or workflow software to broaden the value of the overall solution.

Sales cycles in non-automotive markets are generally shorter than in automotive, and we expect these markets to represent a more meaningful component of our near-term revenue. Our typical engagement model begins with a proof-of-concept or an evaluation program, which may evolve into higher-volume commercial opportunities as customer requirements mature and validation milestones are met. Certain customers in non-automotive sectors have also shown willingness to fund development initiatives aimed at enabling new features or performance enhancements.

We believe Apollo's^{TM} versatility, combined with our software-adaptable architecture and partnerships with specialized solution providers, positions us to participate in a wide range of non-automotive applications without the need for costly new hardware platforms. Such use cases in the Non-Automotive market may include:

- **Rail** — detecting and acquiring railway debris at long distances to stop the train to prevent derailment; assessing tracks for maintenance needs; and monitoring platform safety.

- **Construction, Mining, & Agriculture** — detecting and acquiring obstacles, pedestrians, and animals in the path of large, autonomous construction and mining vehicles and agricultural equipment.

- **Aerospace & Defense** — detecting airborne threats and automating logistics vehicles for the military.

- **Security and Foreign Object Detection (FOD)** — Identifying and detecting unwanted objects or debris in various environments which can pose significant safety hazards and cause damage to equipment, products, or even people. FOD is crucial in industries such as aviation, aerospace, manufacturing, and perimeter security.

- **Intelligent Transportation Systems (ITS)** — intersection traffic management, highway monitoring, tolling automation, smart mobility infrastructure, autonomous/smart parking, and work zone safety.

Commercial

Overview

We generally begin our customer engagements through direct sales, both in Automotive and Non-Automotive markets. In the early phases of adoption, such as prototype builds, pilot programs, and proof-of-concept deployments, OEMs and commercial customers typically work directly with us or through system integrators and solution providers. In these situations, we may supply sensors or software directly to the customer or to the integration partner supporting the application.

As Automotive programs mature and move toward higher-volume series production, we expect these relationships to transition to a traditional Tier-1 supply model. In this phase, Tier-1 suppliers would industrialize, manufacture, and sell lidar systems incorporating our proprietary hardware and software to OEM customers. Under this structure, we may receive royalty or other payments for each unit sold by the Tier-1 supplier, which could take the form of a fixed amount per unit, a percentage of the selling price, profit-sharing, or a combination of these mechanisms

For Non-Automotive markets, we expect that most engagements will continue to be supported either through direct sales or through system integrators and solution providers, depending on the deployment model. These partners often integrate our technology into complete, mission-specific systems such as autonomous mining haulers, locomotives, industrial automation equipment, security platforms, and intelligent transportation systems.

Our lidar products employ a single product platform that is based on components sourced from an established Tier 2 automotive supply chain to drive down costs and increase reliability. We utilize those same components to address the Non-Automotive market, which should enable us to leverage expected higher volumes in Automotive to drive down overall costs.

In May, 2024, we announced our partnership with Accelight Technologies, Inc. ("ATI") and LighTekton Co., Ltd. to support delivery of our lidar solutions in the China market. Since then, we have broadened our network of technology and solution-provider partnerships to include Flasheye, Blue Band, Black Sesame, and Vueron. These partners integrate our sensing platform into their perception, analytics, and system-level solutions across a wide range of non-automotive applications, including industrial automation, security, foreign-object detection, intelligent transportation systems, and mobility infrastructure. Through these collaborations, we are able to extend the functionality of our products, accelerate deployment cycles, and address diverse customer requirements without developing separate hardware variants. We expect that these types of partnerships will continue to play an important role in our commercialization strategy, particularly in non-automotive markets where customers often adopt complete solutions delivered through integrators and domain-specific software partners.

Technology

AEye's Intelligent Sensing Platform includes a solid-state software definable active lidar sensor, an adaptive sensing SmartScan architecture to scan dynamic scenes/targets, and a sophisticated signal processing capability that provides precise measurements and imaging for various safety-critical applications. The Intelligent Sensing platform captures more information with less data, facilitating faster, more accurate, and more reliable perception of the environment.

The Intelligent Sensing Platform leverages a bistatic architecture, allowing for physically separated transmit and receive paths. This improves range, refresh rate, and resolution over conventional coaxial architectures employed by many of our competitors, allowing the transmitter to direct energy independently of the receiver's focus. The lidar system employs time-of-flight based scanning, delivered with extremely low latency.

The laser we utilize is a 1550nm fiber laser. The 1550nm wavelength provides a photon budget far exceeding (>100x) 905nm lasers, and because 1550nm is a retina-safe wavelength, more energy can be utilized by lidar solutions using 1550nm lasers.

We leverage custom high resonance micro-electro-mechanical systems, or MEMS, for agile scanning over a wide field of view. The MEMS that we use are extremely small when compared to competing MEMS-based lidar solutions, and when coupled with the extremely high resonant frequency at which they can operate, our MEMS meet and exceed shock and vibration requirements for both the Automotive and Non-Automotive markets.

All of the data collected is processed directly on the system-on-a-chip, where our algorithms continually evaluate the certainty of object detection in order to direct system energy and focus.

We have made substantial progress in our collaboration efforts with NVIDIA, and our lidar systems are now integrated into the NVIDIA DRIVE AGX platform. As part of this integration, our sensors interface directly with NVIDIA's perception stack, enabling evaluation, benchmarking, and application development within the DRIVE AGX environment. This integration supports alignment with NVIDIA's Hyperion reference architecture and are intended to facilitate future interoperability with autonomous driving and ADAS compute platforms used by global OEMs.

In June 2024, we launched Apollo™, the first product in our family of next-generation lidar sensors. Apollo provides long-range detection of up to one kilometer, high resolution, and a compact, power-efficient design suitable for installation behind the windshield, on the roofline, or in the grille. Apollo is built on our Intelligent Sensing Platform, a software-defined architecture that allows operating parameters to be reconfigured through software and enhanced through over-the-air updates. These characteristics support use in both the Automotive and Non-automotive markets.

In January 2026, we introduced STRATOS™, the next product in this family. STRATOS™ is based on the same underlying architecture as Apollo™ but offers extended detection range of approximately 1.5 kilometers and roughly twice the angular resolution. STRATOS™ is intended for applications that require enhanced long-distance performance or operate at higher speeds, including certain automotive, infrastructure, defense, and industrial sensing environments. Like Apollo™, STRATOS™ leverages our software-defined sensing approach, enabling performance updates without a hardware redesign.

Intelligent Sensing Platform

Apollo™ is our proprietary intelligent sensing lidar platform. This intelligence is enabled by our patented bistatic architecture, which keeps the transmit and receive channels separate, allowing Apollo™ to optimize for both. As each laser pulse is transmitted, the receiver is told where and when to look for its return. Ultimately, this establishes the Apollo™ platform as active — allowing it to focus on what matters most in a vehicle's surroundings.

The result is intended to mimic how the human visual cortex conceptually focuses on and evaluates the environment around the vehicle, driving conditions, and road hazards, enabling smarter, more accurate decision making — radically improving the probability of detection and the accuracy of classification. The sensor captures more intelligent information with less data, enabling faster, more accurate and more reliable perception.

Apollo™ for Automotive

Built on our Intelligent Sensing Platform, the Apollo™ lidar is specifically designed to address system requirements for advanced driver-assistance systems (ADAS) and autonomous vehicles (AV) applications. It delivers best-in-class long-range and resolution in a small, power-efficient, low-cost form factor. Apollo's™ design supports integration behind the windshield, on the roof, or in the grille, enabling automotive OEMs to implement safety features with minimal impact on vehicle design. Apollo™ is industrialized, manufactured, tested, and validated by our Tier 1 partners keeping in mind supply chain resiliency goals.

We believe the unique combination of features of Apollo™ include:

- Active lidar enables user's choice of deterministic scan patterns catered to specific use cases and applications, such as highway autopilot;

- Feature-specific ROIs designed to detect objects from various locations;

- Lidar perception made available through a software partner;

- Windshield, grille, and other discreet vehicle integration options that are optimized by software configurability;

- Size, Weight, and Power ("SWaP") optimized; and

- Designed with Functional Safety ("FuSa" or ISO26262) requirements in mind - providing necessary determinism for testing and validation for a wide variety of edge cases.

Apollo^{TM} for Non-Automotive

Built on our Intelligent Sensing Platform, Apollo^{TM} is designed to support a broad range of Non-Automotive applications requiring long-range, high resolution sensing and flexible system integration.

We believe the unique combination of features of Apollo^{TM} for Non-Automotive includes:

- Software-defined configurability, enabling application-specific scan patterns, detection ranges, and ROIs without requiring new hardware variants.

- Versatility across multiple sectors, including rail, construction, mining, agriculture, aerospace, defense, security/foreign-object detection, and intelligent transportation systems

- Shorter sales and deployment cycles relative to Automotive, making Non-Automotive applications an important component of expected near-term revenue.

- Partnership enablement through integrators such as Flasheye, Blue Band, Black Sesame, and Vueron, who incorporate our sensors into broader perception, analytics, and automation solutions.

- Opportunities for customer-funded development, particularly in markets requiring new sensing modes, enhanced feature sets, or application-specific software extensions.

- Compatibility with our product family roadmap, including STRATOS^{TM}, which extends range and resolution using the same underlying architecture for applications requiring enhanced long-distance performance.

Flexible sensor location within the car

Our Apollo^{TM} next-generation design allows for unique flexibility with respect to sensor placement. The unit's performance level, power requirements, and small form factor makes it easier for OEM designers to integrate our sensors into a variety of locations in a vehicle, such as behind the windshield, on the roof, or in the grille. Competing solutions, on the other hand, may need to be integrated into the roof of the car in order to resolve challenges with excess heat or size. As a result, OEMs that install competing products may need to substantially alter the physical appearance of their vehicles to accommodate those products.

Competition

Lidar-based perception solutions for autonomous applications represent an emerging and competitive market, with companies pursuing a wide range of technical approaches across multiple end markets. We face competition from numerous companies worldwide that are developing lidar systems, some of which use similar wavelengths or scanning methodologies. For example, we and several competitors use 1550 nm lasers, while others utilize 905 nm lasers that offer less photon budget but have been widely deployed in shorter-range applications. In addition, several companies are developing frequency-modulated continuous-wave (FMCW) lidar systems, which use coherent detection methods and differ materially from our time-of-flight architecture. FMCW-based approaches may offer advantages in certain specialized applications, although most current implementations are still in early stages of commercialization and may face different integration, cost, or supply-chain considerations.

Other competitors also employ MEMS-based scanning solutions. We believe our MEMS approach remains differentiated due to its small size, high resonant frequency, and robustness. In addition to companies focused solely on lidar, we may also face competition from current or potential partners and customers that are developing lidar systems internally.

We further believe that many lidar developers are focused on shorter-range, passively scanning sensors that rely on 905 nm lasers, which limit performance in long-range or in high-speed environments. By contrast, our architecture is designed to deliver long-range performance with high resolution, software-defined configurability, and a compact form factor suitable for diverse integrations. This is enabled in part by our use of 1550 nm lasers, which support a higher photon budget than many 905 nm-based systems.

We believe that our modular, patented design, our embedded deterministic artificial intelligence, which is inherently enabled by our unique product, and our strong R&D capabilities will enable us to remain a technology leader in the lidar market.

Research and Development ("R&D")

We have made substantial investments into our R&D efforts historically, but now, plan to be more focused on investments that support our strategy and product development goals in the near-term. We believe that this is essential to maintain our position as a provider of one of the most advanced lidar solutions in the market. While our R&D activities occur primarily at our headquarters in Pleasanton, California, we work with technology developers on a worldwide basis. Our engineers located in Pleasanton, California focus on developing sensor hardware, firmware, and software.

Our R&D team is responsible for both developing new technology, as well as enhancing the capabilities and performance of our lidar hardware, firmware, and software. Our R&D team also has responsibility for identifying, defining, and prototyping advanced components that we may utilize from key suppliers, as well as for our design-for-manufacturability, or DFM, and other critical capabilities. Additionally, this team works alongside our operations team to assist our Tier 1 and contract manufacturer partners as they develop large-scale manufacturing processes based on our lidar design.

Intellectual Property

We believe that our competitive advantage and our success depend in part upon our ability to develop and protect both our intellectual property and our technology. We own a portfolio of intellectual property which includes patents (issued and pending), registered trademarks, copyrights, trade secrets, and know-how in the development of our lidar solutions.

We have filed patent and trademark applications in order to further secure these rights and strengthen our ability to defend against third parties who may infringe on our rights. We also rely on trade secrets, design and manufacturing know-how, continuing technological innovations, and licensing and exclusivity opportunities to maintain and improve our competitive position. Additionally, we protect our proprietary rights through agreements with our commercial partners, vendors, employees, and consultants, as well as close monitoring of the developments, components, products, and competitors in the industry.

As of February 24, 2026, we owned 104 U.S. and foreign issued patents and we had 32 pending U.S. and foreign patent applications. In addition, we have two registered trademarks and five pending trademark applications. Our patents and patent applications cover a broad range of system level and component level aspects of our key technology including, among other things, bistatic lidar system architecture, laser, scanner, receiver, and perception technology.

Sales and Marketing

Historically, we have utilized a combination of direct sales and indirect channel relationships. In practice, we generally begin our customer engagements through direct sales in both the Automotive and Non-Automotive markets, particularly during the early stages of evaluation, prototyping, and pilot deployments. These early phases typically involve hands-on technical collaboration, system integration support, and application-specific configuration work, which are most effectively managed through direct engagement with customers and their integrators.

In the Automotive market, as customer programs mature and move toward higher-volume series production, we expect these relationships to transition to a traditional Tier-1 supply model. Under this structure, Tier-1 suppliers would industrialize, manufacture, and sell lidar systems incorporating our hardware and software to OEM customers, and we may receive royalty or other payments for each unit sold. We anticipate that our direct engagement with OEMs will continue during earlier stages of development in order to understand product requirements and support integration, but that commercial pathways for high-volume programs will ultimately be driven through Tier-1 partners.

In parallel, we are increasing our investment in direct sales channels in the Non-Automotive market, where customers often purchase directly from technology suppliers or through specialized system integrators. Sales cycles in these markets tend to be shorter, and solution providers frequently incorporate our technology into complete systems for applications such as rail, aerospace and defense, smart infrastructure, industrial automation, and security. As a result, direct sales—supported by partnerships with integrators and solution providers—represent an important component of our near-term commercialization strategy.

We expect that continuing to expand our direct sales capabilities will enable us to more effectively capture opportunities across both Automotive and Non-Automotive markets, while transitioning to the Tier-1 channel model as Automotive programs scale into high-volume production.

In the Non-Automotive market, we anticipate using the same supply chain to manufacture through global contract manufacturers, and we will sell our products primarily through system integrator channel partners that may integrate our lidar sensor and software as part of a larger solution for an end customer. We anticipate that our Automotive product will be well-suited to address the Non-Automotive markets without significant additional modifications.

We solicit feedback directly from partners and customers in order to identify opportunities to improve our product design. We work with industry analysts, universities, and independent labs to conduct studies and performance tests, which provides third-party validation of our solutions to current and potential customers and partners. We also drive our brand management and increase our public visibility through news releases, advertising campaigns, events, industry panels, and other public relations programs.

Government Regulation

We believe that the U.S. has provided a constructive legal environment to enable the testing and development of autonomous capabilities. We do not expect any federal rules or regulations in the near future that would impact the use or demand for our lidar technology. Some states, such as California and New York, do enforce operational or registration requirements for some autonomous functions. U.S. federal regulations generally allow higher levels of safe and responsible autonomous functionality to be deployed. The European Union, China, and other foreign markets are also developing standards to define the requirements for deploying higher levels of autonomy.

The National Highway Traffic Safety Administration, or NHTSA, is the principal legal and regulatory authority that has oversight of vehicles equipped with our sensors as they are deployed on public roadways. The obligations of motor vehicle equipment manufacturers include regular reporting under the Transportation Recall Enhancement, Accountability and Documentation Act, or TREAD, as well as strict recall and reporting requirements for any defects related to highway safety or any non-compliance with the Federal Motor Vehicle Safety Standards. Similar such reporting and recall requirements exist in foreign markets. As the development of federal, state, and foreign legal frameworks around autonomous vehicles continue to evolve, we may be subject to additional regulatory schemes.

Lidar technology, such as ours, is subject to the Electronic Product Radiation Control Provisions of the Federal Food, Drug, and Cosmetic Act. These requirements are enforced by the U.S. Food and Drug Administration, or FDA. Electronic product radiation includes laser technology. Regulations governing these products are intended to protect the public from hazardous or unnecessary exposure. Manufacturers are required to certify in product labeling and report to the FDA that their products comply with applicable performance standards as well as maintain manufacturing, testing, and distribution records for their products.

We are also subject to import and export regulations of the U.S. and certain foreign jurisdictions. In addition, our operations are subject to various federal, state, and local laws and regulations governing the occupational health and safety of our employees and wage regulations. We are subject to the requirements of the federal Occupational Safety and Health Act, or OSHA, as amended, and comparable state laws that protect and regulate employee health and safety.

Like all companies operating in similar industries, we are subject to environmental regulation, including water use; air emissions; use of recycled materials; energy sources; the storage, handling, treatment, transportation, and disposal of hazardous materials; and the remediation of environmental contamination. Compliance with these rules may include permits, licenses, and inspections of our facilities and products.

Human Capital Resources

We believe that our culture is one of our competitive advantages. We have emphasized a collaborative, team-oriented, performance-based culture with a strong focus on both the development of differentiated technology and the success of our customers. Our leadership team comes from sectors including automotive, aerospace and defense, semiconductors, software, and computer hardware. As of December 31, 2025, we had 56 employees. The majority of our employees are in the R&D function. We also engage consultants and contractors to supplement our regular full-time workforce. None of our employees are represented by a labor union, and we consider our employee relations to be good. To date, we have not experienced any work stoppages.

Facilities

Our corporate headquarters is located in Pleasanton, California, where we lease approximately 18,605 square feet pursuant to a lease, as amended in February 2026, that expires on February 28, 2029, with an option to extend the term for a five year period. The Pleasanton facility contains engineering, R&D, operations, customer support, marketing, and administrative functions. We believe our existing facility is in good condition and suitable for the conduct of our business.

Legal Proceedings

In 2025, the Company was notified by a former vendor that it intended to pursue a claim against the Company's wholly owned subsidiary, AEye Technologies, Inc., arising out of an agreement entered into in May 2020, in which the former vendor alleges that AEye Technologies, Inc. failed to pay approximately $3.3 million plus interest from the date the former vendor alleges such payments were due. In February 2026, the former vendor initiated a binding arbitration proceeding against our subsidiary pursuant to the underlying purchase agreement. AEye Technologies, Inc. has, and continues to dispute the total amount owed based, in part, on the claim that the products supplied by the former vendor were largely defective and such former vendor was repeatedly made aware of the existence of such defects. While it is reasonably possible that a loss may be incurred, we are unable to estimate the possible loss or range of loss that could result from an unfavorable outcome in this legal proceeding.

In or about July of 2024, AEye, Inc.'s wholly owned subsidiary, AEye Technologies, Inc. ("AEye Tech," formerly known as AEye, Inc.) surrendered possession of the premises as described in that certain Office Lease dated April 26, 2019 (the "Lease"), entered into by and between the predecessor-in-interest to IGEP Park Place, LLC, as landlord (the "Landlord") and AEye Tech, as tenant. In connection with AEye Tech's surrender of possession, AEye Tech was purported to be served with a complaint that was filed in the Superior Court of California for the County of Alameda on August 26, 2024 (the "Complaint") that (1) alleges AEye Tech is in breach of the Lease because of, among other things, AEye Tech's failure to pay rent as required by the Lease and (2) provides notice to AEye Tech that the Lease had been terminated by the Landlord. The Landlord claimed that the amount owed could be up to $8.5 million. Thereafter, in August 2024, the landlord fully drew down the standby letter of credit of $2.15 million, which was held as security for the payment of rent, due to the alleged default of the lease. On April 28, 2025, the Company and the former landlord entered into a settlement agreement to resolve all outstanding disputes related to the early termination of the lease. Under the terms of the agreement, the Company paid $1.4 million in cash in May 2025 and issued warrants to purchase up to 350,000 shares of common stock at an exercise price of $2.22 per share in August 2025.

In addition, from time to time, we may become involved in actions, claims, suits, and other legal proceedings arising in the ordinary course of our business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties, or employment-related matters. Other than as stated above, we are not currently a party to any actions, claims, suits, or other legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material effect on our business, financial condition, or results of operations.

Available Information

Our Annual Reports on Form 10-K, along with all other reports and amendments thereto filed with or furnished to the SEC, are publicly available free of charge on the Investor Relations section of our website at www.aeye.ai or at www.sec.gov as soon as reasonably practicable after these materials are filed with or furnished to the SEC. We also use our website as a tool to disclose important information about the company and comply with our disclosure obligations under Regulation Fair Disclosure. Our Corporate Governance Guidelines, Code of Business Conduct and Ethics, and the committee charters for our Board of Directors are also posted on the Investor Relations section of our website. The information on our website (or any webpages referenced in this Annual Report on Form 10-K) is not part of this or any other report we file with, or furnish to, the SEC.

Item 1A. Risk Factors

In conducting our business, we may face risks and uncertainties that may interfere with our business objectives. You should carefully consider the following risk factors, as well as all of the other information contained in this Annual Report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto included elsewhere in this Annual Report. The risks and uncertainties below are not the only ones that we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. The occurrence of any of the following risks, or others specified below, could materially and adversely affect our business, strategies, prospects, financial condition, results of operations and cash flows. In such cases, the market price of our common stock could decline, and you could lose all or part of your investment.

Summary of Risk Factors

As noted above, our business is subject to numerous risks and uncertainties, including those highlighted in this "*Risk Factors*" section, that represent challenges that we face in connection with the successful implementation of our strategy and growth of our business. The occurrence of one or more of the events or circumstances described in this "*Risk Factors*" section, alone or in combination with other events or circumstances may have an adverse effect on our business, financial condition, results of operations, and prospects. Such risks include, but are not limited to:

- We are an early stage company with a history of losses and we expect to incur significant expenses and continuing losses for at least the next several years.

- We substantially rely on relationships with Tier 1 automotive suppliers and our business could be materially and adversely affected if we cannot establish or maintain relationships with one or more Tier 1 partners, or if we, through our relationship with various Tier 1 partners, are unable to obtain a sufficient number of design wins and successfully enter into definitive agreements or other commercial arrangements with automotive OEMs with respect to such design wins.

- If our deterministic artificial intelligence-driven sensing system is not selected for inclusion in ADAS, by any automotive OEMs or their suppliers, our business will be materially and adversely affected.

- We heavily rely on third-party suppliers and because some of the raw materials and key components in our products come from limited or single source suppliers, our ability to control the costs of such components and raw materials is uncertain; moreover, regardless of cost, we are susceptible to supply shortages and longer than anticipated lead times for components, either of which could disrupt our supply chain, could delay deliveries of our products to customers, and could negatively impact the adoption of our products and accordingly, our financial condition and operating results.

- We may need to raise additional capital in order to execute our business plan and to respond to changing market conditions, which additional capital may not be available on terms acceptable to us, or at all, and if such additional capital were available to us, existing stockholders would experience dilution, which could be significant.

- Our global supply chain and international customer base expose us to risks associated with tariffs, trade restrictions, trade tensions, and evolving international trade policies. Changes in U.S. or foreign government trade regulations, including the imposition of new tariffs or other retaliatory measures, could increase our costs, disrupt our supply chain, or limit our ability to sell products in certain markets, adversely affecting our financial condition.

- Although we believe that lidar is an essential technology for autonomous vehicles and other emerging applications, market adoption of lidar is uncertain. If market adoption of lidar does not continue to develop, or adoption is deferred, or otherwise develops more slowly than we expect, our business will be adversely affected.

- The complexity of our products could result in unforeseen delays or expenses from undetected defects, errors, or reliability issues in our hardware or software which could reduce the market adoption of our products, damage our reputation with current or prospective customers, and expose us to product liability and other claims, thereby adversely affecting our operating costs.

- Shareholder activism has in the past, and could in the future, cause us to incur significant additional expense, disrupted our business, and result in a proxy contest, all of which could negatively impact our stock price.

Risk Factors Relating to Our Business and Industry

We are an early stage company with a history of losses and we expect to incur significant expenses and continuing losses for at least the next few years.

We have incurred net losses in each year since our inception. In the years ended December 31, 2025 and 2024, we incurred net losses of approximately $34.0 million and $35.5 million, respectively. We expect that we will continue to incur significant losses through at least the next few years as we:

- continue to utilize our third-party partners for design, testing, and commercialization;

- expand our operations and supply chain capabilities to produce our lidar components and systems, including costs associated with outsourcing the production which, in some instances, requires significant upfront payments by us;

- expand our design, development, and commercialization;

- build up inventories of parts and components for our lidar solutions; and

- maintain a level of general and administrative spending to meet the requirements of operating as a public company.

As of December 31, 2025, we had an accumulated deficit of approximately $407.1 million. Even if we are able to increase sales or licensing of our products, there can be no assurance that we will be commercially successful. Since we will incur the costs and expenses from these efforts prior to receiving incremental revenues with respect thereto, our losses in future periods may be significant. In the past, design wins, the first step towards commercialization with a particular OEM, have taken longer than originally expected. Similarly, in the Non-Automotive market, a proof-of concept, or POC, which usually occurs prior to the placement of a commercial order, is taking longer than expected, sometimes 12 months or more. Such delays, including delays that may occur in the future, will impact the timing of our revenue. If our products do not achieve sufficient market acceptance, we will not become profitable. If we fail to become profitable, or if we are unable to fund our continuing losses, we may be unable to continue our business operations. There can be no assurance that we will ever achieve or sustain profitability.

Our business model for the Automotive market substantially relies on us maintaining a relationship with one or more Tier 1 automotive suppliers; our business could be materially and adversely affected if we are unable to establish or maintain a relationship with one or more Tier 1 automotive suppliers, or even if we establish and maintain a relationship with one or more Tier 1 automotive supplies, if such Tier 1 automotive suppliers are unable to obtain a sufficient number of design wins and enter into definitive agreements or other commercial arrangements with automotive OEMs with respect to such design wins.

Our business prospects in the Automotive market are substantially based on us establishing and maintaining a relationship with one or more Tier 1 automotive suppliers. In 2021, we entered into an agreement with a subsidiary of Continental AG, a well-established Tier 1 automotive supplier, pursuant to which Continental licensed from us the rights to manufacture and integrate our lidar solution into automotive OEM model lines through long-term series production contracts with automotive OEMs. In late 2023, Continental informed us that they intended to discontinue our joint lidar development program due to their internal restructuring. Thereafter, we engaged LITEON as our new Tier 1 automotive partner and are actively working with LITEON to bring our products to market. If we fail to establish or maintain a relationship with one or more Tier 1 automotive suppliers, it may have a material and adverse effect on our business. There can be no assurance that we will be able to establish or maintain a relationship with any Tier 1 automotive supplier, or, even if we are successful in doing so, that the Tier 1 automotive suppliers will be in a position to secure orders for our product designs and software. If we are unable to maintain or progress our relationship with a Tier 1 automotive supplier, or if any Tier 1 automotive supplier is unable to secure a sufficient number of design wins and enter into definitive agreements or other commercial arrangements with automotive OEMs, then our business could be materially and adversely affected.

We may need to raise additional capital in order to execute our business plan and to respond to changing market conditions, which additional capital may not be available on terms acceptable to us, or at all.

We may need to raise additional capital either by issuing equity, debt, or a combination of the two, in order to respond to market timing delays, technological advancements, competition, competitive technologies, customer demands, business opportunities, other challenges, potential acquisitions, unforeseen circumstances, or other reasons. In order to further business relationships with current or potential customers or partners, we may issue equity or equity-linked securities to such customers or partners. Despite the need for additional capital, we may not be able to timely secure additional debt or equity financing on favorable terms, or at all, especially given current market conditions where raising additional capital has proven particularly challenging. If we raise additional capital through the issuance of equity or convertible debt or other equity-linked securities or if we issue equity or equity-linked securities to current or potential customers to further our business relationships, our existing stockholders would likely experience dilution, which may be significant. Any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital or to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business and to respond to business challenges could be significantly limited.

Additionally, under current SEC regulations, if our public float is less than $75 million at the time we file our Annual Report on Form 10-K, and for so long as our public float remains less than $75 million thereafter, the amount we can raise through primary public offerings of securities in any twelve-month period after such filing using a shelf registration statement on Form S-3 will be limited to an aggregate of one-third of our public float, which is referred to as the "baby shelf" rules. In the recent past, we have been subject to the "baby shelf" rules and we may become subject to such rules again. In the event we again become subject to the "baby shelf" rules, it would limit our ability to raise additional capital.

Any restructuring actions and cost reduction initiatives that we undertook, or may undertake in the future, may not deliver the results we expect, and these actions may adversely affect our business.

Since 2023, we have implemented multiple restructuring actions aimed at focusing the organization on the commercialization of our automotive products, while reducing fixed operating costs, including the elimination of our internal sales and marketing teams. Our capital light business model allows us to leverage one or more Tier 1 partners and their manufacturing capabilities, supply chains, OEM relationships, and sales teams to bring our products to market. These restructurings could result in disruptions to our operations and adversely affect our business and our ability to maintain or obtain additional Tier 1 partners. For example, we are actively working with our current Tier 1 partner to pursue available opportunities and if our restructuring actions impede our ability to win these awards, this could materially impact our business. In addition, we cannot be sure that these cost reduction initiatives will be successful in reducing our overall expenses to the extent anticipated, or that unexpected costs will not offset any such reductions or related initiatives. If our operating costs are higher than we expect, or if we do not maintain adequate control of our costs and expenses, our operating results could be materially and adversely affected.

Our financial results could vary significantly from quarter to quarter and are difficult to predict, particularly in light of the current economic environment, which in turn could cause volatility in our stock price.

Our quarterly results of operations have fluctuated in the past and may vary significantly in the future. As such, historical comparisons of our operating results may not be meaningful. In particular, because our sales in any given quarter can fluctuate based on the timing and success of our customers' proof of concept and development projects. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. We base our current and future expense levels on our internal operating plans and sales forecasts, and our operating costs are to a large extent fixed. As a result, we may not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenues, and even a small shortfall in revenues could disproportionately and adversely affect financial results for that quarter. This was particularly true for 2023, as we implemented significant cost-reduction measures making it more difficult for us to further reduce our operating expenses without a material adverse impact on our prospects in future periods. We have and may continue to incur significant or unanticipated expenses related to long-lived asset impairments, inventory write-downs, and one-time termination benefits to restructure our business. For example, in 2023, we impaired $9.9 million of long-lived assets, wrote down $8.6 million of inventory and other current assets, and incurred $3.3 million of one-time termination benefit costs, primarily relating to our decision to wind down our legacy Non-Automotive product line as part of our effort to reduce fixed operating costs, focus operations, simplify supply chains, and streamline manufacturing.

Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and may not fully reflect the underlying performance of our business. These fluctuations could adversely affect our ability to meet our expectations or those of securities analysts, ratings agencies, or investors. If we do not meet these expectations for any period, the value of our business and our securities could decline significantly.

Factors that may cause these quarterly fluctuations include, without limitation:

• the timing and magnitude of orders and shipments of our products in any quarter;

• decreases in pricing we may adopt to drive market adoption or in response to competitive pressure;

• our ability to retain our existing customers and strategic partners and attract new customers and strategic partners;

• our ability to develop, introduce, manufacture, and ship, in a timely manner, products that meet customer requirements, and expectations;

• disruptions in our sales channels or termination of our relationships with important channel partners;

• delays in customers' purchasing cycles or deferments of customers' purchases in anticipation of new products or updates from us or our competitors;

• the timing of charges related to impairments of long-lived assets;

• non-routine write-downs of inventory;

• one time termination benefits and other restructuring costs;

• fluctuations in demand for our products;

• the mix of products sold or licensed by us in any given quarter;

• the duration or worsening of the military conflicts in Ukraine and the Middle East, and the time it will take for the economic recovery for such impact to occur;

• changing international trade policies, including the imposition or modification of tariffs, increasing trade tensions, and the implementation of potential trade restrictions;

• the timing and rate of broader market adoption of ADAS or autonomous systems utilizing our solutions across the Automotive and other market sectors;

• the timing and scale of the market acceptance of lidar generally;

• further technological advancements by our competitors and other market participants;

• the ability of our customers and strategic partners to commercialize systems that incorporate our products;

• any change in the competitive dynamics of our markets, including consolidation of competitors, regulatory developments, and new market entrants;

• our ability to effectively manage or outsource management of our inventory;

• changes in the source, cost, availability of, and regulations pertaining to components and materials we use in our products;

• impact of foreign currency fluctuations;

• adverse litigation, judgments, settlements, or other litigation-related costs, or claims that may give rise to such costs;

• general economic, industry, and market conditions, including trade disputes.

Our limited operating history makes it difficult to evaluate our future prospects and the risks and challenges we may encounter.

We have been focused on developing our deterministic artificial intelligence-driven sensing system for vehicle autonomy, ADAS, and Non-Automotive applications since 2013. This relatively limited operating history makes it difficult to evaluate our future prospects and the risks and challenges we may encounter, which include our ability to:

- develop and commercialize our products;

- produce and deliver lidar and software products meeting acceptable performance metrics;

- forecast our revenue and budget for and manage our expenses;

- attract new customers and retain existing customers;

- develop, obtain, or progress strategic partnerships;

- comply with existing and new or modified laws and regulations applicable to our business;

- plan for and manage capital expenditures for our current and future products, and manage our supply chain and supplier relationships related to our current and future products;

- anticipate and respond to macroeconomic changes as well as changes in the markets in which we operate;

- maintain and enhance the value of our reputation and brand;

- effectively manage our growth and business operations, including the lingering impacts of macroeconomic factors on our business, such as the wars in Ukraine and in the Middle East;

- effectively manage our supply chain to address changing international trade policies, including tariffs, trade tensions, and potential trade restrictions;

- develop and protect our intellectual property;

- hire, integrate, and retain talented people at all levels of our organization; and

- successfully develop new solutions to enhance the experience of customers.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this "Risk Factors" section, our business, financial condition, and results of operations could be adversely affected. Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as those predictions would be if we had a longer operating history or operated in a more predictable market. We have encountered in the past, and will continue to encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition, and results of operations could be adversely affected.

We continue to implement strategic initiatives designed to grow our business. These initiatives may prove more costly than we currently anticipate and we may not succeed in increasing our revenue in an amount sufficient to offset the costs of these initiatives or to achieve and maintain profitability.

We continue to make investments and implement initiatives designed to grow our business, including:

- investing in R&D and commercialization;

- further enhancing our manufacturing processes and partnerships;

- protecting our intellectual property; and

- investing in legal, accounting, and other administrative functions necessary to support our operations as a public company.

These initiatives may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue, if at all, in an amount sufficient to offset these higher expenses or to achieve and maintain profitability. The market opportunities we are pursuing are at an early stage of development, and it may be many years before the end markets we expect to serve generate demand for our products at scale, if at all. Our revenue may be adversely affected for a number of reasons, including the development and/or market acceptance of new technology that competes with our products, if automotive original equipment manufacturers, or automotive OEMs, Tier 1 automotive suppliers, or other market participants change their view towards autonomous vehicles or ADAS technologies or strategies (as Continental did at the end of 2023), the failure of our customers to commercialize autonomous systems that include our solutions, our inability to effectively manage or outsource the management of our inventory, manufacturing, or contract manufacturing of products at scale, our inability to enter new markets or to help our customers adapt our products for new applications, or our failure to attract new customers or secure production orders from existing customers currently analyzing our solutions, or increasing competition. Furthermore, it is difficult to predict the size and growth rate of our target markets, customer demand for our products, commercialization timelines, developments in autonomous sensing, developments in ADAS and related technologies, the entry of competitive products, or the success of existing competitive products and services. For these reasons, we do not expect to achieve profitability over the near term. If our revenue does not grow over the long term, our ability to achieve and maintain profitability may be adversely affected, and the value of our business may significantly decrease.

The market price and trading volume of our common stock may be volatile and could decline significantly, including for matters related to Nasdaq listing standards.

The stock markets, including Nasdaq on which we list our shares of common stock, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid, and orderly trading market develops and is sustained for our common stock, the market price of our common stock may continue to be volatile and could decline significantly. As previously disclosed, on January 20, 2023, we received notice from Nasdaq that we were no longer in compliance with the $1.00 per share minimum bid price requirement for continued listing on Nasdaq. To ensure compliance with the minimum bid price requirement by January 16, 2024, we held a special meeting of stockholders on December 12, 2023, to consider and authorize our Board of Directors to effect a reverse stock split. Thereafter, the Board resolved to effect a reverse stock split of our issued common stock at a ratio of one-for-thirty (the "Reverse Stock Split"), and pursuant to that resolution, on December 26, 2023, we caused a Certificate of Amendment to our Second Amended and Restated Certificate of Incorporation, as amended, to be filed with the Secretary of State of the State of Delaware. The Reverse Stock Split became effective upon the filing of the Certificate and our common stock began trading on a split-adjusted basis on The Nasdaq Capital Market at the opening of trading on December 27, 2023. Companies that implement a reverse stock split often see a materially negative impact on their stock price.

As previously disclosed, on March 11, 2025, we received notice from Nasdaq that we were no longer in compliance with the $1.00 per share minimum bid price requirement for continued listing on Nasdaq. On July 30, 2025, however, Nasdaq notified us that we had regained compliance with the requirement and that the matter was now closed. There can be no assurance that we will be able to maintain compliance with Nasdaq's continued listing requirements in the future. In addition, the trading volume of our common stock may fluctuate significantly, which can have a significant impact on the price of our common stock. If the market price of our common stock declines significantly, you may be unable to resell your shares at an attractive price, or at all. We cannot assure you that the market price of our common stock will not fluctuate widely or decline significantly in the future.

If our deterministic artificial intelligence-driven sensing system is not selected for inclusion in ADAS technology by automotive OEMs or their suppliers, our business will be materially and adversely affected.

Automotive OEMs and their suppliers design and develop ADAS technology over several years. These automotive OEMs and suppliers undertake extensive testing or qualification processes prior to placing orders for large quantities of products, such as our lidar products, because such products will function as part of a larger system or platform and must meet specifications that we do not control or dictate. We have spent, and will continue to spend, significant time and resources to have our products selected by automotive OEMs and their suppliers, which we refer to as a "design win." In the case of autonomous driving and ADAS technology, a design win means our lidar product has been selected for use in a particular vehicle model or models. If we do not achieve a design win with respect to a particular vehicle model, we may not have an opportunity to supply our products to the automotive OEM or its supplier for that vehicle model for a period of many years. In many cases, this period can be as long as five to seven years (or more). If our products are not selected by an automotive OEM or our suppliers for one vehicle model or if our products are not successful in that vehicle model, it is less likely that our product will be deployed in other vehicle models of that automotive OEM. If we fail to obtain design wins for a significant number of vehicle models from one or more automotive OEMs or their suppliers, our business, results of operations, and financial condition will be materially and adversely affected.

The integration of our lidar technology into the NVIDIA DRIVE AGX platform does not guarantee that automotive OEMs will select our lidar technology for their ADAS or autonomous driving solutions, even if such automotive OEMs select the NVIDIA DRIVE AGX platform instead of the platform of one of NVIDIA's competitors or the automotive OEM decides to use an alternative solution, including solutions developed by the automotive OEM. Moreover, if we are unable to achieve integration on current or future versions of NVIDIA DRIVE AGX platform, that would severely impact our ability to support automotive OEMs adopting the NVIDIA DRIVE AGX platform. The NVIDIA DRIVE AGX platform supports a number of lidar sensors that are competitive to our solution and NVIDIA is expected to remain neutral with respect to the automotive OEM's decision as to choice of lidar sensor for that automotive OEM's solution. It is difficult to predict how many automotive OEMs will ultimately adopt the NVIDIA DRIVE AGX platform.

Our forward-looking estimates of certain financial metrics may prove inaccurate.

We use various estimates in formulating our business plans. We base our estimates upon a number of assumptions that are inherently subject to significant business and economic uncertainties and contingencies, many of which are beyond our control. Our estimates therefore may prove inaccurate, causing the actual amount to differ from our estimates. These factors include, without limitation:

- the extent to which we meet contractual terms and conditions;

- the extent to which our technology is successfully integrated into our customers' vehicles;

- the timing of when our customers adopt our technology into their vehicles on a commercial basis which could be delayed for regulatory, safety, or reliability issues unrelated to our technology;

- undetected or unknown errors, defects, or reliability issues in our hardware or software which could reduce the market adoption of our existing or new products;

- loss of business with respect to, the failure or lack of commercial success of a vehicle model for which we are a significant supplier for reasons unrelated to our technology;

- a decline, for any reason, in the production levels of our customers, particularly with respect to models which incorporate our technology;

- customer cancellations of their contracts;

- if our products are included as part of a vehicle option package, the extent to which end customers select it; and

- other risk factors set forth in this Part I, Item 1A of this Annual Report on Form 10-K.

The period of time from a design win to implementation is long and we are subject to the risks of cancellation or postponement of the contract or unsuccessful implementation.

Prospective customers, including those in the automotive industry, generally must make significant commitments of resources to test and validate products like ours and confirm that they can integrate these products with other technologies before including them in any particular system, product, or model. The development cycles for our products with new customers varies widely depending on the application, market, customer, and the complexity of the product. In the Automotive market, for example, this development cycle can be five to seven years (or more). The development cycle in Non-Automotive markets can be months to one or two years (or more). These development cycles result in us investing our resources prior to realizing any revenue from commercialization. Further, we are subject to the risk that customers cancel or postpone implementation of our technology or our customers are unable to integrate our technology successfully into a larger system. If our customers face financial difficulties, they may also cancel current or future product programs that could materially and adversely impact our financial results. Further, our revenue could be less than forecasted if the system, product, or vehicle model that includes our lidar products is unsuccessful, including for reasons unrelated to our technology. Long development cycles and product cancellations or postponements may adversely affect our business, results of operations, and financial condition.

A significant portion of the components currently used in our products are manufactured abroad, which subjects us to various international risks and costs, including foreign trade issues, tariffs, trade wars, currency exchange rate fluctuations, shipment delays, supply chain disruptions, and political instability, any of which could adversely affect our business and financial condition.

Most of the components found in our products are currently manufactured abroad. Relying on foreign-produced components subjects us to risks relating to changes in import duties, quotas, the potential for introduction of U.S. taxes on imported goods, the potential loss of "most favored nation" status with the U.S., and freight cost increases, as well as economic and political uncertainties, that could result in a trade war causing ever-increasing tariffs, although we have not seen a significant impact yet. We may also experience shipment delays caused by shipping port constraints, labor strikes, work stoppages, acts of war, including the current conflicts in Ukraine and in the Middle East, and terrorism, or other supply chain disruptions, including those caused by extreme weather, natural disasters, and pandemics or other public health concerns.

If any of these or other factors, including trade tensions between the U.S. and other nations, including China and Russia, as a result of the war in Ukraine, Iran, or otherwise, were to cause a disruption of trade from other countries, and in particular, Taiwan, our ability to source products, components, or raw materials could be adversely affected. We may need to seek alternative suppliers or vendors, which may not be available, or make changes to our operations, any of which could have a material adverse effect on our business, results of operations, or financial condition. Also, the prices charged by foreign manufacturers for production or the acquisition of raw materials or components, may be affected by the fluctuation of their local currency against the U.S. dollar, which could cause the cost of our products to increase and negatively impact our business. In addition, if the supply of components for our products becomes more limited than we anticipated, competition to acquire the limited supply of components will drive prices higher than planned, negatively impacting our cash flows and gross margins.

Our products require key components and critical raw materials and our inability to reduce and control the cost of such components and raw materials could negatively impact the adoption of our products, and accordingly, our financial condition and operating results.

The production of our components is dependent on sourcing certain key components and raw materials at an acceptable cost. We have experienced, and may continue to experience, supply chain-induced shortages of key components, leading to a scarcity of such components, a limited availability of such components at greatly inflated prices, or both. This scarcity and limited availability of components may be further exacerbated by increasing trade tensions around the globe. If we or our licensees or contract manufacturers are unable to adequately reduce and control the costs of such key components, we or they will be unable to realize manufacturing costs targets, which could reduce the market adoption of our products, damage our reputation with current or prospective customers, and have an adverse effect on our brand, business, prospects, financial condition, and operating results.

Continued pricing pressures, automotive OEM and Tier 1 supplier cost reduction initiatives, and the ability of automotive OEMs and Tier 1 suppliers to source alternatives or cancel vehicle or technology programs may result in lower than anticipated revenues, or cause substantial losses, which may adversely affect our business.

Cost-cutting initiatives adopted by our customers may result in continued downward pressure on pricing. Our agreements and partnerships with automotive OEMs and Tier 1 suppliers may require step-downs in pricing over the term of the agreement or partnership, or if commercialized, over the period of production. In addition, our automotive OEM and Tier 1 suppliers often reserve the right to terminate their supply contracts for convenience, which enhances their ability to obtain price concessions. Automotive OEMs and Tier 1 suppliers also possess significant leverage over their suppliers, including us, because the automotive component supply industry is highly competitive, serves a limited number of customers, and has a high fixed cost base. See also the risk factor entitled, "We operate in a highly competitive market involving emerging technology. We compete against a number of competitors, some of whom have substantially greater resources than us," below.

Automotive OEMs, like many manufacturers, are price sensitive to components used in their end products. We and our Tier 1 suppliers are sensitive to the cost we quote to such automotive OEMs to mitigate the risk of being eliminated from contention based solely on price. Despite our efforts, and the efforts of our Tier 1 suppliers, to reduce the overall cost of our products, we are not always able to achieve the cost targets we are seeking. The inability to reach our cost targets could have a material adverse impact on our ability to gain market acceptance for our products, regardless of the ability of our products to achieve the automotive OEMs' specifications.

Accordingly, we expect to be subject to substantial and continuing pricing pressure from automotive OEMs, Tier 1 suppliers, and lidar competitors, which may impact the revenue we receive from licensing our product designs or selling our products. In particular, because automotive lidar technology appears to have been successfully commercialized in China, our competitors in that market have likely gained experience and efficiencies, including cost efficiencies, that often come with productization that suppliers outside of China, including us, do not have. Although trade barriers may prevent some Chinese lidar suppliers from entering Western lidar markets, to the extent Chinese lidar sensors enter Western markets, competitive pricing pressures on us would likely increase. It is possible that pricing pressures beyond our expectations could intensify as automotive OEMs, Tier 1 suppliers, and lidar competitors pursue restructuring, consolidation, and cost-cutting initiatives. If we are unable to identify sufficient design cost savings to meet the expectations of automotive OEMs and Tier 1 suppliers, our revenue and profitability would be adversely affected.

We expect to continue investing in R&D and commercializing new products, which could significantly reduce our profitability and may never result in revenue to us.

Our future growth depends on penetrating new markets, adapting existing products to new applications and customer requirements, achieving volume-based component price reductions, and introducing new products that achieve market acceptance. We expect to continue to incur R&D costs as part of our efforts to design, develop, manufacture, and commercialize new products and enhance existing products. Our R&D expenses were approximately $13.9 million and $16.4 million during the years ended December 31, 2025 and 2024, respectively, and may increase in the future. Because we account for R&D as an operating expense, these expenditures will adversely affect our results of operations in the future. Further, our R&D program may not produce successful results, and our new products may not achieve market acceptance, create additional revenue, or become profitable.

In July 2025 we introduced OPTIS™, a full-stack physical AI solution for the Non-Automotive market. For OPTIS™ to be successful it will require that we find and integrate the products of partners who have created compatible perception, analytics, and other relevant software products and are willing to integrate those products onto the OPTIS™ platform. If we are unable to find software partners that will allow us to incorporate their products into OPTIS™ or the partners we do obtain are not acceptable to our customers, OPTIS™ may not be successful. OPTIS™ is a new product that has not been offered before and therefore overall market acceptance is unknown. As is common with new and complex products incorporating leading-edge technologies, we may encounter reliability, compatibility, design, or manufacturing issues as we begin volume production and initial installations at customer sites. We also run the risk that the third-party software we incorporate into OPTIS™ will not function as intended, which would negatively impact the market perception of OPTIS™. There can be no assurance that we will discover any reliability, compatibility, design, or manufacturing issues prior to sale or, that if such issues arise after a sale, that the issue can be resolved to the customers' satisfaction or that the resolution of such problems will not cause us to incur significant additional development costs or warranty expenses or to cause us to lose significant sales opportunities.

In January 2026 we introduced STRATOS™, which was specifically designed to address markets requiring the ability to detect objects at distances of up to 1.5 kilometers, such as in aviation, defense, and rail. For STRATOS™ to be successful, it will require market adoption in industries that can benefit from ultra-long-range detection. As with OPTIS™, because STRATOS™ is a new product that has not been previously offered, market acceptance is unknown. Moreover, as STRATOS™ is manufactured and deployed, we may encounter reliability, compatibility, design, or manufacturing issues. There can be no assurances that any such issues will be discovered prior to sale, or that is such issues arise after a sale, that the issue can be resolved to the satisfaction of the customer or that the resolution will not cause us to incur significant additional development or warranty expenses or cause us to lose significant sales opportunities.

Our strategic partnerships may not result in OEM program wins or commercial success, and the success of our OPTIS™ strategy depends on attracting developers and partners to expand our ecosystem.

We rely on strategic partnerships, such as our collaboration with NVIDIA, to enhance the capabilities and market reach of our lidar solutions and to facilitate integration with broader intelligent infrastructure platforms. While these partnerships may help position our technology for adoption by OEM and other end customers, there can be no assurance that our collaborations will result in design wins, commercial agreements, or large-scale adoption by OEMs or other customers. The integration of our lidar technology into platforms such as NVIDIA DRIVE AGX is an important milestone, but it does not guarantee that automotive OEMs or Tier 1 suppliers will select our solutions for their production programs, or that such programs will be successful or generate significant revenue for us. Delays, changes in OEM strategies, or the selection of competing technologies could materially and adversely affect our business, results of operations and financial condition.

In addition, the success of our recently launched OPTIS™ product is highly dependent on our ability to attract and engage a broad ecosystem of software developers, technology partners, and third-party solution providers. If we are unable to attract a critical mass of software developers, or if third-party partners do not adopt or support our platform, the potential and value of OPTIS™ may be diminished, and we may not achieve the anticipated growth of our business or technology. Furthermore, the development of a robust ecosystem requires significant investment of time and resources, and there is no guarantee that these efforts will be successful or that the ecosystem will reach the scale necessary to drive meaningful revenue or market adoption.

Our inability to secure OEM program wins through our partnerships, or to successfully build and expand the OPTIS™ ecosystem, could materially and adversely affect our business, financial condition, results of operations, and prospects.

Although we believe that lidar is an essential technology for autonomous vehicles and other emerging applications, market adoption of lidar is uncertain. If market adoption of lidar does not continue to develop, or adoption is deferred, or otherwise develops more slowly than we expect, our business will be adversely affected.

Our lidar-based sensing system can be applied to different use cases across end markets. Despite the fact that the automotive industry has expended considerable effort to research and test lidar products for ADAS and autonomous driving applications, the automotive industry may not introduce lidar products in commercially available vehicles on a time frame that matches our expectations, or at all. We have experienced a number of instances where potential automotive OEMs have delayed their programs for the inclusion of lidar in their end products. We continually study emerging and competing sensing technologies and methodologies and we may incorporate new sensing technologies to our product portfolio over time. However, lidar products for use in the Automotive market remain relatively new and it is possible that other sensing modalities, or a new disruptive modality based on new or existing technologies, including a combination of technologies, will achieve acceptance or leadership in the ADAS and autonomous driving space. Even if lidar products are used in initial generations of autonomous driving technology and ADAS products, we cannot guarantee that lidar products will be designed into or included in subsequent generations of such commercialized technology. The speed of market adoption and growth for ADAS or autonomous vehicles is difficult, if not impossible, to predict, and it is more difficult to predict this market's future growth in light of the economic consequences of unresolved global conflicts and increasing trade tensions, as well as other macroeconomic factors. Although we currently believe we have a differentiated market leading technology for the autonomous vehicle market, by the time mass market adoption of autonomous vehicle technology is achieved, we expect competition among providers of sensing technology based on lidar and other modalities to increase substantially. If, by the time autonomous vehicle technology achieves mass market adoption, commercialization of lidar products is not successful, or not as successful as we or the market currently expects, or if other sensing modalities gain acceptance by developers of ADAS products, automotive OEMs, regulators, safety organizations, or other market participants, our business, results of operations, and financial condition will be materially and adversely affected.

Over the longer term, we believe that our overall revenue growth, if any, will depend in part on our ability to expand within Non-Automotive markets such as aerospace and defense, shuttle, delivery vehicle, drone, railway, intelligent transport, mining and other markets as they emerge. Each of these markets presents distinct risks and, in many cases, requires that we expend our resources to address the particular requirements of that market.

Addressing these requirements can be time-consuming and costly. The market for lidar technology is relatively new, rapidly developing, and unproven in many markets and industries. Many of our prospective customers are still in the testing and development phases and we cannot be certain that they will commercialize products or systems with our lidar products, or at all. We cannot be certain that lidar will be sold into these markets, or that lidar will be sold into any markets at scale. Adoption of lidar products, including our products, will depend on numerous factors, including whether the technological capabilities of lidar and lidar-based products meet users' current or anticipated needs, whether the benefits associated with designing lidar into larger sensing systems outweighs the costs, complexity, and time needed to deploy such technology or replace or modify existing systems that may have used other modalities, such as cameras and radar, whether users in other applications can move beyond the testing and development phases and proceed to commercializing systems supported by lidar technology and whether lidar developers such as us can keep pace with the expected rapid technological change in certain developing markets, and the global response to unresolved global conflicts and increasing trade tensions, as well as other macroeconomic factors, and the length of any associated economic recovery. If lidar technology does not achieve commercial success, or if adoption of lidar is deferred or the market otherwise develops at a pace slower than we expect, our business, results of operations, and financial condition will be materially and adversely affected.

We may experience difficulties in managing our growth and expanding our operations.

Over the long term, we may experience significant growth in the scope and nature of our operations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial, and management controls, legal and compliance programs, and reporting systems. We may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing controls, programs, systems, and procedures, which could have an adverse effect on our business, reputation, and financial results. In addition, we currently operate with a limited number of employees, particularly in sales, marketing, and customer support. This limited resourcing could constrain our ability to scale operations, meet customer demand, and execute on growth opportunities if interest in our technology exceeds expectations. Failure to adequately expand and support these functions as interest increases could negatively impact our ability to achieve our strategic objectives.

We rely on third-party suppliers and because some of the raw materials and key components in our products come from limited or single source suppliers, we are susceptible to supply shortages, longer than anticipated lead times for components, and supply changes, any of which could disrupt our supply chain and could delay deliveries of our products to customers.

Most of the components that go into the manufacturing of our solutions are sourced from third-party suppliers. To date, we have produced our products in relatively limited quantities for use in R&D programs. Although we do not have any experience in managing our supply chain to manufacture and deliver our products at scale, our future success will depend on our ability to do so. Some of the key components used to manufacture our products come from limited or single source suppliers, which includes components only produced in countries, such as China, that some customers, for a variety of reasons, may be unable or unwilling to purchase from us. We are therefore subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our products.

As we rely on a global supply chain, the potential for other epidemics and outbreaks of contagions, should they materialize, unresolved and continuing global conflicts, and increasing trade tensions, as well as other macroeconomic factors may adversely affect our ability to source components in a timely or cost-effective manner from our third-party suppliers due to, among other things, work stoppages or interruptions. For example, our products depend on lasers. Any shortage in the availability of these lasers could materially and adversely affect our ability to manufacture our solutions. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in quantities and delivery schedules. While we have entered into agreements with some suppliers for the supply of certain components at set prices, such quantities are limited given we are not yet producing at scale. Therefore, we have in the past experienced, and may in the future experience, component shortages and significant price fluctuations of key components and materials, and the predictability of the availability and pricing of these components may be limited. Component shortages or pricing fluctuations could be material in the future, which could be exacerbated by employee retention issues at any of our suppliers. In the event of a component shortage, supply interruption, or a material pricing change from suppliers of these components, we may not be able to develop alternate sources in a timely manner, or at all, especially in the case of sole or limited source items. Developing alternate sources of supply for these components may be time-consuming, difficult, and costly and we may not be able to source these components on terms that are acceptable to us, or at all, which may undermine our ability to meet our requirements or to fill customer orders in a timely manner. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, would adversely affect our ability to meet our scheduled product deliveries to our customers. This could adversely affect our relationships with our customers and partners and could cause delays in shipment of our products and adversely affect our operating results. In addition, increased component costs could result in lower gross margins. Even where we are able to pass increased component costs along to our customers, there may be a lapse of time before we are able to do so such that we will be required to absorb some or all of the increased cost. If we are unable to buy these components in sufficient quantities to meet our requirements on a timely basis, we will not be able to deliver products to our customers, which may result in such customers using competitive products instead of our products.

We may face risks associated with our reliance on certain deterministic artificial intelligence and machine learning models.

We rely on deterministic artificial intelligence and machine learning models in the development of our solutions for vehicle autonomy, ADAS, and Non-Automotive applications. The models that we use are developed or trained using various data sets. If the models are incorrectly designed, the data we use to train them is incomplete, inadequate, or biased in some way, or if we do not have sufficient rights to use the data on which our models rely, the performance of our products, services, and business, as well as our reputation, could suffer or we could incur liability through the violation of laws, third-party privacy or other rights, or contracts to which we are a party.

Our outsourced manufacturing business model for the Non-Automotive market may not be successful, which could harm our ability to deliver products and recognize revenue in the Non-Automotive market.

In the fourth quarter of 2023, we made the decision to wind down our legacy Non-Automotive product. Our new product, OPTIS™, is intended to address the Non-Automotive market. Our manufacturing strategy for the Non-Automotive market had been focused on outsourcing volume manufacturing to contract manufacturers , or our Tier 1 manufacturing partners, while maintaining the design, engineering, prototyping, testing, and pilot manufacturing in-house at our facility in Pleasanton, California.

Reliance on third-party manufacturers reduces our control over the manufacturing process, including reduced control over quality, product costs, product supply, and timing. We may experience delays in shipments or issues concerning product quality from our third-party manufacturers. If any of our third-party manufacturers experience interruptions, delays, or disruptions in supplying our products, including by (i) natural disasters, (ii) the effects of any epidemics or outbreaks of other contagions, such as "bird flu," (iii) increased military conflict, especially in Ukraine and the Middle East, (iv) increasing trade tensions around the globe, or (v) work stoppages or capacity constraints, our ability to ship products would be delayed. In addition, unfavorable economic conditions could result in financial distress among third-party manufacturers upon which we rely, thereby increasing the risk of disruption of supplies necessary to fulfill our production requirements and meet customer demands. Additionally, if any of our third-party manufacturers experience quality control problems in their manufacturing operations and our products do not meet customer or regulatory requirements, we could be required to cover the cost of repair or replacement of any defective products. These delays or product quality issues could have an immediate and material adverse effect on our ability to fulfill orders and could have a negative effect on our operating results. In addition, such delays or issues with product quality could adversely affect our reputation and our relationship with our channel partners. If our third-party manufacturers experience financial, operational, manufacturing capacity, or other difficulties, or experience shortages in required components, or if they are otherwise unable or unwilling to continue to manufacture our products in required volumes or at all, our supply may be disrupted, we may be required to seek alternate manufacturers, and we may be required to redesign our products. It would be time-consuming, and could be costly and impracticable, to begin to use new manufacturers or designs, and such changes could cause significant interruptions in supply and could have an adverse effect on our ability to meet our scheduled product deliveries, and may subsequently lead to the loss of sales. While we take measures to protect our trade secrets, the use of third-party manufacturers may also risk disclosure of our innovative and proprietary manufacturing methodologies, which could adversely affect our business.

We have begun engagement with a manufacturing partner, based in China in an effort to penetrate the lidar market in China, initially focused on the autonomous trucking and railway segments. Given this is a new endeavor, there is no guarantee that this will be successful or be effective at mitigating the risks associated with our outsourced manufacturing business model.

Our sales and operations in international markets expose us to associated operational, financial, and regulatory risks.

Sales to international customers accounted for 50% and 24% of our revenue during the years ended December 31, 2025 and 2024, respectively.

In May 2024, we announced that we have partnered with Accelight Technologies, Inc. and LighTekton Co., Ltd. to deliver our lidar solutions to the China market, specifically focused on the autonomous trucking and railway segments, as the market in China appears to be ahead of the rest of the world in lidar adoption. However, we have not previously sold into the China market and our partners, although they regularly conduct business in China, do not have experience in the lidar market. There is also significant competition in China from local lidar manufacturers. We can provide no assurances that we will be successful in the China lidar market.

In general, international operations are subject to a number of other risks, including:

- the impact of tariffs and any escalation of a trade war between the U.S. and its trading partners;

- exchange rate fluctuations;

- political and economic instability, international terrorism, and anti-American sentiment, particularly in emerging markets;

- global or regional health crises, such as epidemics or outbreaks of other contagions;

- military conflicts in Ukraine and the Middle East;

- potential for violations of anti-corruption laws and regulations, such as those related to bribery and fraud;

- preference for locally branded products, and laws and business practices favoring local competition;

- potential consequences of, and uncertainty related to, the "Brexit" process in the United Kingdom, which could lead to additional expense and complexity in doing business there;

- increased difficulty in managing inventory;

- delayed revenue recognition;

- the potential for less effective protection of intellectual property;

- stringent regulation of autonomous driving or other systems or products using our products and stringent consumer protection and product compliance regulations, including, but not limited, to the General Data Protection Regulation, or GDPR in the European Union, European competition law, the Restriction of Hazardous Substances Directive, or RoHS, the Waste Electrical and Electronic Equipment Directive, or WEEE, and the European Ecodesign Directive, all of which are costly to comply with and may vary from country to country;

- difficulties and costs of staffing and managing foreign operations;

- import and export laws and associated regulations;

- changes in local tax and customs duty laws or changes in the enforcement, application, or interpretation of such laws; and

- the U.S. government's restrictions on technology transfers to certain countries.

The occurrence of any of these risks could negatively affect our international business and consequently our business, operating results, and financial condition.

The complexity of our products could result in unforeseen delays or expenses from undetected defects, errors, or reliability issues in our hardware or software which could reduce the market adoption of our products, damage our reputation with current or prospective customers, expose us to product liability and other claims, and thereby adversely affect our operating costs.

Our products are highly technical, very complex, and require high standards to manufacture. Our products have in the past experienced, and will likely in the future experience, defects, errors, or reliability issues at various stages of development, production, and use. We may be unable to timely release new products, manufacture existing products, correct problems that have arisen, or correct such problems to our customers' satisfaction. Additionally, undetected errors, defects, or security vulnerabilities, especially as new products are introduced or as new versions are released, could result in serious injury to the end users of the technology incorporating our products, or those in the surrounding area, our customers never being able to commercialize technology incorporating our products, litigation against us, negative publicity, and other consequences. These risks are particularly prevalent in the highly competitive autonomous driving and ADAS markets. Some errors or defects in our products may only be discovered after they have been tested, commercialized, and deployed by customers. If that is the case, we may incur significant additional development costs and product recall, repair, or replacement costs. These problems may also result in claims, including class actions, against us. Our reputation or brand may be damaged as a result of these problems and customers may be reluctant to buy our products thereafter, which could adversely affect our ability to retain existing customers and attract new customers, and could adversely affect our financial results.

Our products are intended to be combined with third-party hardware and software as part of a larger system. These larger systems are also highly technical, complex, and require high standards to manufacture. The third-party components incorporated into these larger systems have been and will be subject to defects, errors, and reliability issues during development, production, and use. Should these third-party components, in which our products are intended to be combined with, fail or require action to correct defects or errors, it would likely delay the sale of the larger system in which our products are to be incorporated, thereby adversely affecting our financial results. As the production of third-party components is largely outside of our control, we are subject to such third parties investing sufficient time and resources to manufacture their products without minimal defects. For example, if a third-party reseller intended to overlay perception software on our product prior to resale, but such perception software contained defects or errors such that it could not be introduced into the market, the sales of our products would be delayed or cancelled, thereby adversely affecting our financial results.

In addition, we could face material legal claims for breach of contract, product liability, fraud, tort, or breach of warranty as a result. Defending a lawsuit, regardless of its merit, could be costly and may divert management's attention and adversely affect the market's perception of us and our products. In addition, any insurance coverage we may have could prove inadequate with respect to a claim and future coverage may be unavailable on acceptable terms, or at all. These product-related issues could result in claims against us and our business could be adversely affected.

We may be subject to product liability or warranty claims that could result in significant direct or indirect costs, which could adversely affect our business and operating results.

Our customers intend to use our solutions in autonomous driving and ADAS applications; the operation of motor vehicles, even with our solutions embedded, presents the risk of significant injury, including fatalities. We may be subject to claims if a product using our lidar technology is involved in an accident and persons are injured or purport to be injured. Any insurance that we carry may not be sufficient or it may not apply to all situations. Similarly, our customers could be subjected to claims as a result of such accidents and bring legal claims against us to attempt to hold us liable. In addition, if lawmakers or governmental agencies were to determine that the use of our products, autonomous driving, or certain other ADAS applications increased the risk of injury to all or a subset of our customers, they may pass laws or adopt regulations that limit the use of our products, increase the liability associated with the use of our products, or regulate the use of or delay the deployment of autonomous driving and ADAS technology. Any of these events could adversely affect our brand, relationships with customers, operating results, or financial condition.

Suppliers to automotive OEMs may require that we provide a warranty, either directly or indirectly, on our products, including our embedded software. The occurrence of any material defects in our products during the warranty period could make us liable for damages and warranty claims. In addition, we could incur significant costs to correct any defects, warranty claims, or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality of our products could affect our brand image, partner and customer demand, and adversely affect our operating results and financial condition. Also, warranty, recall, and product liability claims may result in litigation, including class actions, the occurrence of which could be costly, lengthy, and distracting, and adversely affect our business and operating results.

If we do not maintain sufficient inventory or if we do not adequately manage our inventory, we could lose sales or incur higher inventory-related expenses, including write-downs related to obsolete or excess items, which could negatively affect our operating results.

To ensure adequate inventory, we must forecast inventory needs and expenses, place orders sufficiently in advance with our suppliers and manufacturing partners, and manufacture products based on our estimates of future demand for particular products. Fluctuations in the adoption of lidar products may affect our ability to forecast our future operating results, including revenue, gross margins, cash flows, and profitability. Our ability to accurately forecast demand for our products could be affected by many factors, including the accuracy of the forecasts that we receive from our customers, the rapidly changing nature of the autonomous driving and ADAS markets in which we operate, the uncertainty surrounding the market acceptance and commercialization of lidar technology, the emergence of new markets, an increase or decrease in customer demand for our products or for products and services of our competitors, product introductions by competitors, epidemics or outbreaks of other contagions, such as "bird flu," should they materialize, any work stoppages or interruptions, unanticipated changes in general market conditions, and the general weakening of economic conditions or consumer confidence, which may be exacerbated by the on-going military actions in Ukraine and the Middle East, or escalating trade tensions around the globe. If our lidar products are commercialized in autonomous driving and ADAS applications, both of which are experiencing rapid growth in demand, we may face challenges acquiring adequate supplies to manufacture our products and/or we and our manufacturing partners may not be able to manufacture our products at a rate necessary to satisfy the levels of demand, which would negatively affect our revenue. This risk may be enhanced by the fact that we may not carry or be able to obtain for our manufacturing partners a significant level of inventory to satisfy short-term increases in demand. If we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available-for-sale.

Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would adversely affect our financial results, including our gross margin, and have a negative effect on our brand. In the past, including in the fourth quarter of 2023, we took inventory write-downs for obsolete and excess components associated with our decision to wind-down our legacy Non-Automotive product line. Conversely, if we underestimate customer demand for our products, we, or our manufacturing partners, may not be able to deliver products to meet our requirements, and this could result in damage to our brand and customer relationships, and adversely affect our revenue and operating results.

The average selling prices of our products or our fees or royalties from technology licenses could decrease rapidly over the life of the product or license term, which may negatively affect our revenue and gross margin.

We may experience declines in the average selling prices of our products generally as our customers seek to commercialize lidar-based systems at prices low enough to achieve market acceptance or due to competitive pressures. In order to sell products that have a falling average unit selling price and maintain margins at the same time, we will need to continually reduce product and manufacturing costs. To manage manufacturing costs, we and our Tier 1 partners must continually engineer the most cost-effective design for our products. In addition, we continuously drive initiatives to reduce assembly cost, improve efficiency, reduce the cost of materials, use fewer materials, and further lower overall product costs by carefully managing component prices, inventory, and shipping costs. We also need to continually introduce new and competitive products in order to maintain our overall gross margin. We may also experience declines in fees or royalties from licensing our technology as customers reduce the prices of their products incorporating our licensed technology in order to achieve market acceptance or due to competitive pressures. If we are unable to manage the cost structure of our products, successfully introduce new products with higher gross margins, and develop new technology that we can license at attractive royalty rates, our revenue and overall gross margin would likely decline.

Adverse conditions in the automotive industry or downturns in domestic or global economic conditions, or other macroeconomic factors more generally, could have adverse effects on our results of operations.

While we make our strategic planning decisions based on the assumption that the markets we are targeting will grow, our business is dependent, in large part on, and directly affected by, business cycles and other factors affecting the global automotive industry and the global economy generally. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rates (which significantly increased beginning in 2022 and have fallen starting in 2025) and credit availability, changes in inflation rates (which the U.S. has recently experienced and may continue to do so), consumer confidence (which may be starting to wane), fuel costs, fuel availability, environmental impact, tariffs (especially those targeting automobiles or components used by the automotive industry in particular, such as steel and aluminum), governmental incentives and regulatory requirements, and political volatility, especially in energy-producing countries and growth markets. Increases in interest rates, especially if coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks, which may impact our ability to raise additional capital in the future. In addition, the ongoing hostilities between Russia and Ukraine, the war in the Middle East, and global reactions thereto have caused significant fluctuations in U.S. domestic and global energy prices. Oil supply disruptions related to the Russia-Ukraine conflict, and sanctions and other measures taken by the U.S. and its allies, could lead to higher costs for gas, food, and goods in the U.S. and exacerbate the inflationary pressures on the economy, with potentially adverse impacts on our customers and on our business, results of operations, and financial condition. Moreover, certain raw materials needed to produce components that are incorporated into our products, and the products of our customers, are primarily derived in the region in which the Russia-Ukraine conflict is occurring. The longer the Russia-Ukraine conflict continues and the more damage to Ukrainian infrastructure that occurs, the greater the impact could be on the supply of such raw materials, and the failure to have access to such raw materials could have an adverse effect on our business and results of operations. In addition, the Cybersecurity and Infrastructure Security Agency, or CISA, has in the past warned organizations in the U.S. to be on guard against possible cyber-attacks coming from Russia and Iran which has the potential to disrupt business operations, limit access to essential services, and threaten public safety.

Automotive production and sales can also be significantly affected by our automotive OEM and Tier 1 supplier customers' ability to operate effectively in the face of challenging economic conditions and in response to labor relations issues, regulatory requirements, and other factors, such as the unavailability of unrelated components in the assembly of automobiles, an example of which was the shortage of semiconductors necessary for automobile production. In addition, ongoing global trade disputes, and the resulting imposition or modification of tariffs (including those specifically targeting the automotive industry, including the components used in automobile manufacturing), increasing trade tensions, and the implementation of potential trade restrictions, are expected to negatively impact automotive OEMs and their Tier 1 suppliers. The volume of automotive production in North America, Europe, and other key markets has fluctuated, sometimes significantly, from year to year, and we expect such volatility to continue, especially in light of these additional issues. Any significant adverse change in any of these factors may result in a reduction in automotive sales and production by our automotive OEM and Tier 1 supplier customers, which could, in turn, reduce demand for our products and licenses of our technology, which would have a material adverse effect on our business, results of operations, and financial condition.

Customers with which we enter into supply agreements may require changes to our products or may be subject to renegotiation or termination in a short time period, which would materially and adversely affect our business.

If we and our partners are able to secure design wins so that our solutions are included in autonomous driving and ADAS products, we expect that we, or our Tier 1 partners, will enter into supply agreements with that customer. Market practice dictates that these supply agreements typically require us to supply a customer's requirements for a particular vehicle model or autonomous driving or ADAS product, rather than supply a set number of products. These arrangements can have short terms, be subject to renegotiation, or may be reduced or otherwise terminated, the occurrence of any of which may affect product pricing and future profitability. Therefore, even if we are successful in obtaining design wins, and we or our Tier 1 partners are able to enter into definitive agreements with OEMs, and the systems into which our products are built are commercialized, the discontinuation of, the loss of business with respect to, or a lack of commercial success of a particular vehicle model or technology package for which we are a significant supplier could mean that the expected sales of our products will not materialize, materially and adversely affecting our business.

Since many of the markets in which we compete are new and rapidly evolving, it is difficult to forecast long-term end-customer adoption rates and demand for our products.

We are pursuing opportunities in markets that are undergoing rapid changes, including technological and regulatory changes, and it is difficult to predict the timing and size of the opportunities. For example, autonomous driving and lidar-based ADAS applications require the utilization of complex technology. Because these systems depend on technology from many companies, commercialization of autonomous driving or ADAS products could be delayed or impaired on account of certain technological components not being ready to be deployed in automobiles. We are in the process of developing necessary relationships with commercial partners which may not result in the commercialization of our technology immediately, or at all. Regulatory, safety, or reliability developments, many of which are outside of our control, could also cause delays or otherwise impair commercial adoption of these new technologies, which will adversely affect our growth. Our future financial performance will depend on our ability to make timely investments in emerging market opportunities. If one or more of these markets experiences a shift in customer or prospective customer demand, our products may not compete as effectively, if at all, and they may not be designed into commercialized products. Given the evolving nature of the markets in which we operate, it is difficult to predict customer demand or adoption rates for our products or the future growth of these markets. If demand does not develop or if we cannot accurately forecast customer demand, the size or timing of our markets, inventory requirements, or our future financial results, our business, results of operations, and financial condition will be adversely affected.

We currently have and target many customers that are large corporations with substantial negotiating power, exacting product standards, and potentially competitive internal solutions. If we are unable to sell our products to these customers, our prospects and results of operations will be adversely affected.

Many of our current and potential customers are large, multinational corporations with substantial negotiating power relative to us and, in some instances, may have internal solutions that are competitive to our products. These large, multinational corporations also have significant development resources, which may allow them to acquire or develop independently, or in partnership with others, competitive technologies. Meeting the technical requirements and securing design wins with any of these companies will require a substantial investment of our time and resources. We cannot assure you that our products will secure design wins from these or other companies or that we will generate meaningful revenue from the sales of our products to these key potential customers. If our products are not selected by these potential customers or if these potential customers develop or acquire competitive technology, it will have an adverse effect on our business.

In many Non-Automotive markets, customers often rely on system integrators, distributors, or other intermediaries to design, deploy, and maintain solutions that incorporate our technology. Our ability to cultivate strong relationships with these third parties may significantly influence our ability to access and succeed in these markets. If we are unable to identify, attract, and retain qualified integrators or partners, or if these partners fail to effectively promote, integrate, or support our products, our growth in Non-Automotive markets could be limited. Additionally, reliance on third parties introduces risks related to quality control, customer experience, and pricing, any of which could adversely affect our reputation, business, and financial results.

Our business could be materially and adversely affected if we lose any of our customers or strategic partners, if their demand for our products declined due to factors outside of our control, including component shortages (whether related to our products or otherwise) that impact our customers' overall production plans or product development plans, or if our customers were unable to pay their invoices.

Although we have and continue to pursue a broad customer base, in the Automotive markets, there exist only a limited number of customers, most of which have strong purchasing power and for which the relationships continue to develop. In the Non-Automotive markets, there are considerably more potential customers, but the market is highly fragmented. The loss of business from any of our existing or potential customers (whether by lower overall demand for our products, component shortages that impact our customers' production plans or product development plans, cancellation of existing contracts or product orders, or the failure to design in our products) could have a material adverse effect on our business.

To the extent vehicle autonomy and ADAS become accepted by major automotive OEMs, we expect that we will rely increasingly for our revenue on Tier 1 suppliers through which automotive OEMs procure products. We expect that these Tier 1 suppliers will be responsible for certain hardware and software configuration activities specific to each automotive OEM, and they may not exclusively carry our solutions.

There is also a risk that one or more of our major customers could be unable to pay our invoices as they become due or that a customer will simply refuse to make such payments if it experiences financial difficulties, or otherwise. If our customers face financial difficulties, they may also cancel current or future product programs that could materially and adversely impact our financial results. If a major customer were to enter into bankruptcy proceedings or similar proceedings whereby contractual commitments are subject to a stay and the possibility of modifications, we could be forced to record a substantial loss.

If we are unable to establish and maintain confidence in our long-term business prospects among customers and analysts within our industry or we are subject to negative publicity, then our financial condition, operating results, business prospects, and access to capital may suffer materially.

Customers may be less likely to purchase our lidar solutions if they are not convinced that our business will succeed or that our service and support and other operations will continue in the long term.

Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, in order to build and maintain our business, we must maintain confidence among customers, suppliers, analysts, ratings agencies, and others in our products, long-term financial viability, and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control, such as our limited operating history, our ability to continue to raise funding for ourselves until we reach profitability, customer familiarity with our lidar solutions, any delays in scaling production, delivery, and service operations to meet demand, competition, uncertainty regarding the future of autonomous vehicles, and our production and sales performance compared with market expectations.

Our investments in educating our customers and potential customers about the advantages of lidar and our applications may not result in sales of our products.

Educating our prospective customers, and to a lesser extent, our existing customers, about lidar, our advantages over other sensing technologies, and lidar's ability to convey value in different industries and deployments is an integral part of developing new business and the lidar market generally. If prospective customers have a negative perception of, or experience with, lidar, or a competitor's lidar products, they may be reluctant to adopt lidar in general or specifically, our products. Adverse statements about lidar by influential market participants, such as negative comments about lidar's role in autonomous vehicles repeatedly made by Elon Musk, the CEO of Tesla, Inc., may also deter adoption. Some of our competitors have significant financial or marketing resources that may allow them to engage in public marketing campaigns about their alternative technology, lidar generally, or our solutions specifically. Our efforts to educate potential customers and the market generally, and to counter any adverse statements made by competitors or other market participants, will require significant financial and personnel resources. These educational efforts may not be successful, and we may not be in a position to offset the costs of such efforts with revenue from new customers. If we are unable to acquire new customers to offset these expenses or if the market accepts such adverse statements, our financial condition will be adversely affected.

We operate in a highly competitive market involving emerging technology. We compete against a number of competitors, some of whom have substantially greater resources than us.

The markets for sensing technology applicable to autonomous solutions across numerous industries are highly competitive. Our future success will depend on our ability to achieve a leadership position in our target markets by continuing to develop, and protect from infringement, advanced lidar technology in a timely manner and to stay ahead of existing and new competitors. Our competitors compete with us directly by offering lidar products and indirectly by attempting to solve some of the same challenges with different technologies. Our current and future competitors may enjoy competitive advantages, such as greater name recognition, established relationships, or existing contracts with Tier 1 suppliers and/or OEMs, and substantially greater financial, technical, and other resources. Because automotive lidar technology appears to have been successfully commercialized in China, our competitors in that market have likely gained experience that comes with productization that suppliers outside of China, including us, have yet to gain. We face competition from a number of sources including camera and radar companies, other developers of lidar products, Tier 1 suppliers, and other technology and automotive supply companies. In the Automotive market, our competitors have commercialized both lidar and non-lidar-based ADAS technology, which has achieved market adoption, strong brand recognition, and is expected to improve over time. Other competitors are working towards commercializing autonomous driving technology, and either by themselves or with a publicly announced partner, and have substantial financial, marketing, R&D, and other resources. Some of our customers in the autonomous vehicle and ADAS markets have announced development efforts or made acquisitions directed at creating their own lidar-based or other sensing technologies, which would compete with our solutions. We do not know how close these competitors are to commercializing autonomous driving systems or novel ADAS applications. In the Non-Automotive markets, our competitors seek to develop new sensing applications across industries. Even in these emerging markets, we face substantial competition from numerous competitors seeking to prove the value of their technology.

Additionally, competition may result in pricing pressure and reduced margins, and may impede our ability to secure design wins, successfully enter into definitive agreements or other commercial arrangements, or successfully commercialize our products at scale, which may prevent us from achieving our projected market share. In particular, our competitors have in the past offered, and may in the future offer, their products and services on terms that we and/or our Tier 1 partners are unwilling to match, or our competitors could introduce new products with competitive price and performance characteristics, which may adversely affect our market share.

The markets in which we compete are characterized by rapid technological change, which requires us to continue to develop new products and product innovations, and could adversely affect market adoption of our products.

While we intend to invest substantial resources to remain on the forefront of technological development, continuing technological changes in sensing technology and lidar, and the markets for these products, including the ADAS and autonomous driving space, could adversely affect adoption of lidar and/or our products, either generally or for particular applications. Our future success will depend upon our ability to develop and introduce a variety of new capabilities and innovations to our existing products, as well as our ability to introduce new product offerings to address the changing needs of our customers. We cannot guarantee that such new products will be released in a timely manner, or at all, or achieve market acceptance. Delays in delivering new products that meet customer requirements could damage our relationships with customers and lead them to seek alternative sources of supply. In addition, to date, we have focused on the delivery of our solutions to R&D programs in which developers are investing substantial capital to develop new systems that incorporate our solutions. Our future success relies heavily on the outcome of the R&D efforts by these customers. As autonomous technology reaches the stage of large-scale commercialization, we will be required to develop and deliver solutions at price points that enable wider and ultimately mass-market adoption. Delays in introducing products and innovations, the failure to choose correctly among technical alternatives, or the failure to offer innovative products or configurations at competitive prices may cause existing and potential customers to purchase our competitors' products or turn to alternative sensing technologies.

If we are unable to devote adequate resources to develop products or cannot otherwise successfully develop products or system configurations that meet customer requirements on a timely basis or that remain competitive with alternatives, our products will lose market share, our revenue will decline, we will experience operating losses, and our business and prospects will be adversely affected.

Developments in alternative technologies may adversely affect the demand for our technology.

Significant developments in alternative technologies, such as cameras and radar, or a fusion of lidar with cameras and/or radar, may materially and adversely affect our business, prospects, financial condition, and operating results in ways we do not currently anticipate. Existing and future camera and radar technologies may emerge as customers' preferred alternative to our solutions. In addition, some of our competitors are developing lidar based on frequency-modulated continuous wave, or FMCW, sensors or single photon avalanche diode, or SPAD, sensors, rather than the time-of-flight, or ToF, sensors we utilize. Each type of sensor has advantages and disadvantages over the others and it is impossible to predict which one, or if all of these sensors will ultimately be adopted by various markets. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced products, which could result in the loss of competitiveness of our lidar solutions, decreased revenue, and a loss of market share to competitors (or a failure to increase revenue and/or market share). Our R&D efforts may not be sufficient to adapt to changes in technology. As technologies change, we plan to upgrade or adapt our lidar solutions with the latest, yet cost effective, technology. However, our solutions may not compete effectively with alternative systems if we are not able to source and integrate the latest technology into our existing lidar solutions in a cost-effective manner.

If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be adversely affected.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, and the rules and regulations of Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls, internal control over financial reporting, and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC are recorded, processed, summarized, and reported within the time periods specified in the rules of and on the forms required by the SEC, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.

Our current controls, and any new controls that we develop, may be inadequate because of changes in conditions in our business. Further, weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could adversely affect our operating results or cause us to fail to meet our reporting obligations, and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in the periodic reports we will file with the SEC under Section 404(a) of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and a lack of internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs, and provide significant management oversight. Any failure to maintain the adequacy of our internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially and adversely affect our ability to operate our business. If our internal controls are perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our common stock could decline.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until we are no longer a smaller reporting company or a non-accelerated filer. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results.

Changes in tax laws or exposure to additional income tax liabilities could affect our future profitability.

Factors that could materially affect our future effective tax rates include, but are not limited, to:

- changes in tax laws (including tax rates) or the regulatory environment;

- changes in accounting and tax standards or practices;

- changes in the composition of operating income by tax jurisdiction; and

- our operating results before taxes.

Because we do not have a long history of operating at our present scale and we have significant expansion plans, our effective tax rate may fluctuate in the future. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under GAAP, changes in the composition of earnings in countries with differing tax rates, changes in deferred tax assets and liabilities, or changes in tax laws.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017, or the Tax Act, was signed into law making significant changes to the U.S. Tax Code. In particular, sweeping changes were made to the U.S. taxation of foreign operations. Changes include, but are not limited to, a permanent reduction to the corporate income tax rate, limiting interest deductions, adopting elements of a territorial tax system, assessing a repatriation tax or "toll-charge" on undistributed earnings and profits of U.S.-owned foreign corporations, and introducing certain anti-base erosion provisions, including a new minimum tax on global intangible low-taxed income, or GILTI, and base erosion and anti-abuse tax, or BEAT. The new legislation had no effect on our 2023 or 2022 provision for income taxes because we generated net tax losses and offset our deferred tax assets on the consolidated balance sheets with a full valuation allowance due to our current loss position and forecasted losses for the near future. The overall impact of this tax reform is uncertain, and our business and financial condition, including with respect to our non-U.S. operations, could be adversely affected.

In addition to the impact of the Tax Act on our federal taxes, the Tax Act may impact our taxation in other jurisdictions, including with respect to state income taxes. State legislatures have generally not responded to the Tax Act. Accordingly, there is uncertainty as to how the laws will apply in the various state jurisdictions. Additionally, other foreign governing bodies may enact changes to their tax laws in reaction to the Tax Act that could result in changes to our global tax position and materially and adversely affect our business, results of operations, and financial condition. Additionally, the Internal Revenue Service, or IRS, and several foreign tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with our future intercompany charges, cross-jurisdictional transfer pricing, or other matters and assess additional taxes. If we do not prevail in any such disagreements, our profitability may be affected.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2025, we had approximately $362.2 million of U.S. federal, and approximately $268.7 million of state net operating loss carryforwards available to reduce future taxable income. Of the approximately $362.1 million in U.S. federal operating loss carryforwards, approximately $349.9 million will be carried forward indefinitely for U.S. federal tax purposes and approximately $12.2 million will begin to expire in 2033. All of our U.S. state net operating loss carryforwards will begin to expire in 2029. It is possible that we will not generate taxable income in time to use these net operating loss carryforwards before their expiration, or at all. Under legislative changes made in December 2017, U.S. federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such net operating losses is limited. It is uncertain if and to what extent various states will conform to the newly enacted federal tax law. In addition, the federal and state net operating loss carryforwards and certain tax credits may be subject to significant limitations under Section 382 and Section 383 of the U.S. Tax Code, respectively, and similar provisions of state law. Under those sections of the U.S. Tax Code, if a corporation undergoes an "ownership change," the corporation's ability to use our pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset our post-change income or tax may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws.

We are highly dependent on the services of our executive officers.

We are highly dependent on our executive officers, in particular, Matthew Fisch, our Chief Executive Officer, Andrew S. Hughes, our General Counsel, and Conor B. Tierney, our Chief Financial Officer. The loss of any of our executive officers or other senior executives could adversely affect our business because the loss could make it more difficult to, among other things, compete with other market participants, continue to develop innovative product designs, and retain existing customers or cultivate new ones. Negative public perception of, or negative news related to any of our executive officers or senior executives may adversely affect our brand, relationship with customers, or standing in the industry. In the past, we have lost the services of some of our executive officers for various reasons, including the departure of Luis C. Dussan as of November 15, 2023, who, until that time, was our Chief Technology Officer and Chief Product Strategist, but continues as a member of our Board of Directors, and T.R. Ramachandran, who resigned, effective April 5, 2024, as our Chief Operating Officer.

Our business depends substantially on the efforts of our executive officers and highly skilled personnel, and our operations may be severely disrupted if we lose their services.

Competition for highly skilled personnel is often intense, especially in the San Francisco Bay Area, where we are headquartered, and we may incur significant costs to attract the highly skilled personnel we require. We may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications, especially those with engineering skills. Our ability to attract and retain the highly skilled personnel we require has been further hampered by the overall reductions in personnel we have implemented, which places more responsibility on fewer individuals, our focus on cash conservation, which has limited our ability to provide increases in compensation, and the decline in our stock price, which has decreased the retention value of the stock awards we have made to our employees. In addition, our equity plan is not well funded. We asked stockholders to approve an increase in the number of shares issuable under our equity plan at the 2024 and 2025 annual meeting of stockholders. Our stockholders failed to approve the additional shares, therefore we have been unable to issue what we believe is sufficient equity to our employees, thereby decreasing our ability to retain them. In addition, our executive officers have not received an equity grant as part of our long-term incentive program for more than two years, substantially increasing the risk of retention. Even if stockholders had approved the additional shares, the retention value of such shares may have been insufficient to adequately retain some or all of our employees, including our executive officers. Moreover, with the personnel reductions we have implemented, it may create, in some instances, single points of failure, such that if certain individuals voluntarily resign from the Company, it may adversely impact, or significantly delay, our ability to bring our products to market, which would severely impact our operations and have an adverse impact on our business prospects.

In 2025, a group of dissident stockholders initiated a proxy contest and, among other things, opposed company proposals that provided for the replenishment of our employee equity incentive plan. The opposition was successful and has significantly impaired our ability to offer competitive equity-based compensation, which is a key component of our strategy to attract, retain, and motivate employees. We may experience proxy contests in the future and the uncertainty surrounding the outcome of any proxy contest may also create internal disruption, reduce employee morale, and make it more difficult to recruit new talent. Any loss of key personnel or inability to attract and retain qualified employees could materially and adversely affect our business, product development efforts, and long-term growth prospects.

In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity or our equity awards decline, which has occurred in the past and may continue into the future, it may adversely affect our ability to retain highly skilled employees. If we fail to attract new personnel or we fail to retain and motivate our current personnel, our business and future growth prospects could be adversely affected.

Our business is subject to the risks of earthquakes, fires, floods, and other natural catastrophic events, pandemics, and interruptions by manufactured events, such as terrorism. Material disruptions of our business or information systems resulting from these events could adversely affect our operating results.

A significant natural disaster, such as an earthquake, fire, flood, hurricane, or significant power outage or other similar events, such as infectious disease outbreaks or pandemic events, could have an adverse effect on our business and operating results. Our corporate headquarters and major operations are located in the San Francisco Bay Area of California, which is a region known for significant seismic activity. In addition, natural disasters, acts of terrorism, or war could cause disruptions in our operations, or the operations of our customers', channel partners', or suppliers', or the economy as a whole. We also rely on information technology systems to communicate among our workforce and with third parties. Any disruption to our communications, whether caused by a natural disaster or by manufactured events, such as power disruptions, could adversely affect our business. We do not have a formal disaster recovery plan or policy in place and do not currently require that our suppliers have such plans or policies in place. To the extent that any such disruptions result in delays or cancellations of orders or impede our suppliers' ability to timely deliver components, or the deployment of our products, our business, operating results, and financial condition would be adversely affected.

We, as well as our suppliers and partners, are subject to cybersecurity risks to operational systems, security systems, infrastructure, integrated software in our lidar solutions, and the data processed by those solutions, and any material failure, weakness, interruption, cyber event, incident, or breach of security could adversely affect our business by causing a disruption of our operations, a compromise or corruption of our confidential or other business-critical information, and/or damage our business relationships, all of which could negatively impact our business financial condition, and operating results.

We are at risk for interruptions, outages, and breaches of our operational systems, including our business, financial, accounting, product development, and production processes, owned by us, our suppliers or our partners; our facility security systems, owned by us, our suppliers, or our partners; our in-product technology owned by us, our suppliers, or our partners; the integrated software in our lidar solutions; or the data that we process or our suppliers process on our behalf. In March 2025, we experienced a physical break-in at our headquarters. Although no property, either personal or intellectual, was taken, the break-in caused a temporary disruption to our operations. In mid-2022, our previous partner, Continental, experienced a cyberattack in which data was improperly taken from their servers. To date, Continental has not notified us that any data belonging to us was compromised. A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity, or availability of our information resources. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to our information systems or those of our third-party vendors for purposes of misappropriating assets, stealing confidential information, corrupting data, or causing operational disruption. Such cyber incidents could materially disrupt operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of employees, suppliers, or others; jeopardize the security of our facilities; or affect the performance of in-product technology and the integrated software in our lidar solutions. A cyber incident could be caused by disasters, insiders (through inadvertence or with malicious intent), or malicious third parties (including nation-states or nation-state supported actors) using sophisticated, targeted methods to circumvent firewalls, encryption, and other security defenses, including hacking, fraud, trickery, phishing, or other forms of deception. The risks of a cybersecurity breach against companies based in the U.S., like us, may be enhanced as a byproduct of the on-going war in Ukraine, or by state-sponsored actors, primarily located in, or sponsored by, China, Russia, or North Korea. Despite careful security and controls design, our information technology systems and the systems used by our third-party vendors, may be subject to security breaches and cyberattacks the result of which could include disrupted operations, misstated or unreliable financial data, liability for stolen assets or information, increased cybersecurity protection and insurance costs, litigation, and damage to business relationships.

The techniques used by cyber attackers change frequently and may be difficult to detect for long periods of time. Continental, for example, failed to provide notice of the mid-2022 breach to us for about one month. Although we maintain information technology measures designed to protect us against intellectual property theft, data breaches, and other cyber incidents, such measures will require continual updates and improvements, and we cannot guarantee that such measures will be adequate to detect, prevent, or mitigate cyber incidents. The implementation, maintenance, segregation, and improvement of these systems require significant management time, support, and cost. Moreover, there are inherent risks associated with developing, improving, expanding, and updating current systems, including the disruption of our data management, procurement, production execution, finance, supply chain, and sales and service processes. These risks may affect our ability to manage our data and inventory; procure parts or supplies; produce, sell, deliver, or service our solutions; adequately protect our intellectual property; or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations, and contracts. We cannot be sure that the systems upon which we rely, including those of our third-party vendors or suppliers, will be effectively implemented, maintained, or expanded as planned. If we do not successfully implement, maintain, or expand these systems as planned, our operations may be disrupted, our ability to accurately and timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Moreover, our proprietary information or intellectual property could be compromised or misappropriated, and our reputation may be adversely affected. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions. We have implemented processes, procedures, and internal controls to help mitigate cybersecurity risks and cyber intrusions, but these measures, as well as our increased awareness of the nature and extent of a risk of a cyber-incident, do not guarantee that a cyber-incident will not occur and/or that our financial results, operations, or confidential information will not be negatively impacted by such an incident. Further, we generally permit remote working for many of our employees which heightens our vulnerability to a cybersecurity risk or incident.

A significant cyber incident could impact production capability, harm our reputation, cause us to breach our contracts with other parties, or subject us to regulatory actions and litigation, any of which could materially affect our business, prospects, financial condition, and operating results. In addition, our insurance coverage for cyber-attacks may not be sufficient to cover all the losses we may experience as a result of a cyber incident.

Our cash and cash equivalents could be adversely affected if the financial institutions in which we hold our cash and cash equivalents fail.

We regularly maintain cash balances at third-party financial institutions, including Silicon Valley Bank, or SVB, in excess of the Federal Deposit Insurance Corporation insurance limit. When SVB was seized by regulators in March 2023, we maintained our operating account at SVB. Shortly after the seizure by regulators, all of our funds were returned to us. Had the funds not been returned to us, it would have had a significant impact on our liquidity. We continue to maintain an operating account at SVB, but have established operating accounts at other financial institutions as well to mitigate the risk of any one bank failure. However, the failure of any depository institution to return any of our deposits, or if a depository institution is subject to other adverse conditions in the financial or credit markets, could impact access to our cash or cash equivalents and could adversely impact our operating liquidity and financial performance.

As part of growing our business, we may make acquisitions. If we fail to successfully select, execute, or integrate our acquisitions, then our business, results of operations, and financial condition could be materially and adversely affected, and our stock price could decline.

From time to time, we may undertake acquisitions to add new products and technologies, acquire talent, gain new sales channels, or enter into new markets or sales territories. In addition to possible stockholder approval, we may need approvals and licenses from relevant governmental authorities for the acquisitions and to comply with any applicable laws and regulations, which could result in increased delays and costs, and may disrupt our business strategy if we fail to obtain such required approvals. Furthermore, acquisitions and the subsequent integration of new assets, businesses, key personnel, customers, vendors, and suppliers will require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets, and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and closing acquisitions may be significant.

To date, we have very limited experience with acquisitions and the integration of acquired technology and personnel. Failure to successfully identify, complete, manage, and integrate acquisitions could materially and adversely affect our business, financial condition, and results of operations and could cause our stock price to decline.

Actions that we have taken or may take in the future, related to the implementation of our strategic initiatives may be costly and not successful.

Given the rapidly evolving nature of the lidar and autonomous vehicle market, we have in the past, and anticipate that in the future, we will revise our strategic plan to allow us to realign our resources and significantly reduce operating expenses in line with the direction of the marketplace. In 2023, for example, we shifted our strategic focus away from our legacy product for the Non-Automotive market. We cannot guarantee that the implementation of any revised strategic plan will achieve or sustain the anticipated benefits, or that the benefits, even if achieved, will be adequate to meet long-term expectations. As a result of revising any strategic plan, we have incurred additional costs in the near term, including cash expenditures for separation payments, employee benefits, and related costs. Additional risks associated with the continuing impact of a revised strategic plan include, employee attrition beyond our intended reduction-in-force and adverse effects on employee morale, diversion of management attention, adverse effects to our reputation as an employer (which could make it more difficult for us to hire employees in the future), and potential failure or delays to meet our shift in focus from research and development to commercialization. If we do not realize the expected benefits of any revised strategic plan on a timely basis or at all, our business, results of operations and financial condition could be adversely affected.

Legal and Regulatory Risks Related to Our Business

Changes to trade policy, tariffs, and import/export regulations may have a material adverse effect on our business, financial condition, and results of operations.

Changes in global political, regulatory, and economic conditions or in laws and policies governing foreign trade, manufacturing, development, and investment in the territories or countries where we currently purchase our components, sell our products, and conduct our business, could adversely affect our business. Since the beginning of 2025, the U.S. has continued to institute and propose changes in trade policies that include the negotiation or termination of trade agreements, the imposition of higher tariffs on imports into the U.S., economic sanctions on individuals, corporations, and countries, and other government regulations affecting trade between the U.S. and other countries where we conduct our business. A number of other nations have proposed or instituted similar measures directed at trade with the U.S. in response. As a result of these developments, there may be greater restrictions and economic disincentives on international trade that could adversely affect our business. For example, such changes could adversely affect the Automotive market, our ability to access key components or raw materials needed to manufacture our products (including rare earth metals), our ability to sell our products or license our product designs and software to customers outside of the U.S., and the overall demand for our products. It may be time-consuming and expensive for us to alter our business operations to adapt to or comply with any such changes, and any failure to do so could have a material adverse effect on our business, financial condition, and results of operations.

We have and may become involved in legal and regulatory proceedings and commercial or contractual disputes, which could have an adverse effect on our profitability and consolidated financial position.

We have been and may be, from time to time, involved in litigation, regulatory proceedings, and commercial or contractual disputes that may be significant. These matters may include disputes with our suppliers and customers, intellectual property claims, stockholder litigation, government investigations, class action lawsuits, personal injury claims, environmental issues, customs and value-added tax disputes, and employment and tax issues.

In 2025, we were notified by a former vendor that it intended to pursue a claim against our subsidiary, AEye Technologies, Inc., arising out of an agreement entered into in May 2020, in which the former vendor alleges that our subsidiary failed to pay approximately $3.3 million, plus interest from the date the former vendor alleges such payments were due. In February 2026, the former vendor initiated a binding arbitration proceeding against our subsidiary pursuant to the underlying purchase agreement. Our subsidiary has, and continues to dispute the total amount owed based, in part, on the claim that the products supplied by the former vendor were largely defective and such former vendor was repeatedly made aware of the existence of such defects. While it is reasonably possible that a loss may be incurred, we are unable to estimate the possible loss or range of loss that could result from an unfavorable outcome in this legal proceeding.

In 2024, we were purportedly served with a complaint that alleged we were in breach of a lease for office space in Dublin, California, entered into by our subsidiary, AEye Technologies, Inc. in 2019, because of an alleged failure to pay rent. The landlord claimed that the amount owed could be up to $8.5 million. Thereafter, in August 2024, the Landlord fully drew down the standby letter of credit of $2.15 million, which was held as security for the payment of rent, due to the alleged default of the lease. We disputed, among other things, the total damages claimed by the landlord. On April 28, 2025, the Company and the former landlord entered into a settlement agreement to resolve all outstanding disputes related to the lease. Under the terms of the settlement agreement, the Company paid $1.4 million in cash and issued a warrant to purchase up to 350,000 shares of common stock at an exercise price of $2.22 per share.

In early 2023, we discovered that there may have been some uncertainty with respect to the validity of our Second Amended and Restated Certificate of Incorporation, which was approved by our stockholders at the special meeting of stockholders held on August 12, 2021. While this matter has been fully resolved, we cannot provide assurances that other matters similar in nature may not arise in the future.

We could face in the future a variety of labor and employment claims against us, which could include, but is not limited to, general discrimination, wage and hour, privacy, ERISA, or disability claims. In such matters, government agencies or private parties may seek to recover from us very large, indeterminate amounts in penalties or monetary damages (including, in some cases, treble or punitive damages), or seek to limit our operations in some way.

Any of these types of lawsuits, whether initiated by us or a third party, could require significant management time and attention or could involve substantial legal liability, adverse regulatory outcomes, and/or substantial expenses to defend. Often these cases raise complex factual and legal issues and create risks and uncertainties. No assurances can be given that any proceedings or claims will not have a material adverse impact on our operating results and consolidated financial position or that our established reserves or our available insurance will mitigate this impact.

The adoption of autonomous and ADAS features by automotive OEMs may be delayed and our business impacted, as additional emissions and safety requirements are imposed on vehicle manufacturers.

Vehicle regulators globally continue to consider new and enhanced emissions requirements, including electrification, to meet environmental and economic needs as well as pursue new safety standards to address emerging traffic risks. To control new vehicle prices, among other concerns, automotive OEMs may need to dedicate technology and cost additions to new vehicle designs to meet these emissions and safety requirements and postpone the additional costs associated with new autonomous and ADAS features. We continue to see signs of what we reasonably believe to be delays in the implementation of ADAS features by OEMs that may utilize lidar technology, hence delaying sales of our products.

Our business may be adversely affected by changes in regulations of automobiles and lasers or concerns that drive further regulation of the Automotive and laser markets.

Government product safety regulations are an important factor for our business. Historically, these regulations imposed ever-more stringent safety regulations for automobiles and laser products. These safety regulations often require, or customers demand, automobiles have more safety features per vehicle and incorporate more advanced safety products.

While we believe increasing automotive and laser safety standards will present a market opportunity for our products, governmental safety regulations are subject to change based on a number of factors that are not within our control, including new scientific or technological data, adverse publicity regarding industry recalls and safety risks of autonomous driving and ADAS products, accidents involving our products, domestic and foreign political developments or considerations, and litigation relating to our products and our competitors' products. Changes in government regulations, especially in the autonomous driving and ADAS industries could adversely affect our business. If government priorities shift and we are unable to adapt to changing regulations, our business may be materially and adversely affected.

Federal, state, and local regulators impose more stringent compliance and reporting requirements in response to product recalls and safety issues in the automotive industry. As the cars that utilize our sensors go into production, we will be subject to the existing stringent requirements of the National Traffic and Motor Vehicle Safety Act of 1966, or the Vehicle Safety Act, including a duty to report, subject to strict timing requirements, safety defects with our products. The Vehicle Safety Act imposes potentially significant civil penalties for violations, including the failure to comply with such reporting actions. We are also subject to the existing U.S. Transportation Recall Enhancement, Accountability and Documentation Act, or TREAD, which requires equipment manufacturers, such as us, to comply with "early warning" requirements by reporting certain information to the National Highway Traffic Safety Administration, or NHTSA, such as information related to defects or reports of injury related to our products. TREAD imposes criminal liability for violating such requirements if a defect subsequently causes death or bodily injury. In addition, the Vehicle Safety Act authorizes NHTSA to require a manufacturer to recall and repair vehicles that contain safety defects or fail to comply with U.S. federal motor vehicle safety standards. Sales into foreign countries may be subject to similar regulations. If we cannot rapidly address any safety concerns or defects with our products, our business, results of operations, and financial condition may be adversely affected.

We are subject to governmental import and export control laws and regulations. Our failure to comply with these laws and regulations could have an adverse effect on our business, prospects, financial condition, and results of operations.

Our products and solutions are subject to import and export laws and regulations, including the U.S. Export Administration Regulations, other regulations issued by U.S. Customs and Border Protection, and various economic and trade sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control. U.S. export control laws and regulations and economic sanctions prohibit the shipment of certain products and services to U.S. embargoed or sanctioned countries and specified persons and entities. In addition, complying with export control and sanctions regulations for a particular sale may be time-consuming and result in the delay or loss of sales opportunities. Exports of our products and technology must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges, and fines, which may be imposed on us and the employees or officers responsible to prohibit such shipments and, in extreme cases, the incarceration of the employees or officers responsible.

We are subject to, and must remain in compliance with, numerous laws and governmental regulations concerning the manufacturing, use, distribution, and sale of our products. Some of our customers also require that we comply with the customers' own unique requirements relating to these matters.

We manufacture and sell products that contain electronic components, and such components may contain materials that are subject to government regulation in both the locations where we manufacture and assemble our products, as well as the locations where we sell our products. For example, certain regulations limit the use of lead in electronic components. Since we operate on a global basis, ensuring simultaneous compliance in multiple jurisdictions is a complex process which requires continual monitoring of regulations and an ongoing compliance process to ensure we and our suppliers are in compliance with existing regulations in each market where we operate. If new, unanticipated regulations significantly impact our use and sourcing of various components or require more expensive components, those regulations could materially and adversely affect our business, results of operations, and financial condition.

Our products are intended to be used for autonomous driving and ADAS applications as well as Non-Automotive applications, which are subject to complicated and evolving regulatory schemes that vary from jurisdiction to jurisdiction. These are rapidly evolving areas where new regulations could impose limitations on the use of lidar generally or our products specifically. If we fail to adhere to these new regulations or fail to continually monitor the updates, we may be subject to litigation, loss of customers, or negative publicity and our business, results of operations, and financial condition will be adversely affected.

We are subject to U.S. and foreign anti-corruption and anti-money laundering laws and regulations. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

Unforeseen issues could result in damage to certain property which could result in adverse effects on our business and reputation.

Our lidar utilizes lasers for performing 3D sensing. While we have developed system components designed to help minimize our lidar lasers from causing property damage (including to cameras), in the event an unforeseen issue arises that results in property damage, our reputation or brand may be damaged, and we could face material legal claims for breach of contract, product liability, tort, or breach of warranty as a result. Defending a lawsuit, regardless of merit, could be costly, divert management's attention, and adversely affect the market's perception of us and our products. In addition, our business liability insurance coverage could prove inadequate with respect to any claim and future coverage may be unavailable on acceptable terms, or at all

Failures, or perceived failures, to comply with privacy, data protection, and information security requirements in the variety of jurisdictions in which we operate, may adversely impact our business, and such legal requirements are evolving, uncertain, and may require improvements in, or changes to, our policies and operations.

Our current and potential future operations and sales subject us to existing and future laws and regulations addressing privacy and the collection, use, storage, disclosure, transfer, and protection of various types of data. For example, the European Commission has adopted the General Data Protection Regulation, or GDPR, and California enacted the California Consumer Privacy Act of 2018, both of which provide for potentially material penalties for non-compliance. These statutory regimes may, among other things, impose data security requirements, disclosure requirements, and restrictions on data collection, uses, and sharing that may impact our operations and the development of our business. While, generally, we do not have access to, collect, store, process, or share information collected by our solutions, unless our customers choose to proactively provide such information to us, our products may evolve both to address potential customer requirements or to add new features and functionality. Therefore, the full impact of these privacy regimes on our business is rapidly evolving across jurisdictions and remains uncertain at this time.

We may also be affected by cyber-attacks and other means of gaining unauthorized access to our products, systems, and data. For instance, cyber criminals or insiders may target us or third parties with which we have a business relationship in order to obtain data, or in a manner that disrupts our operations or compromises our products, or the systems into which our products are integrated.

We are assessing the continually evolving privacy and data security regimes and measures we believe are appropriate. Since these privacy and data security regimes are evolving and complex, especially for a global business like ours, we may need to update or enhance our compliance measures as our products, markets, and customer demands further develop, and these updates or enhancements may require implementation costs, which may be material. In addition, we may not be able to monitor and react to all developments in a timely manner. The compliance measures we adopt may prove ineffective. Any failure, or perceived failure, by us to comply with current and future regulatory or customer-driven privacy, data protection, and information security requirements, or to prevent or mitigate security breaches, cyber-attacks, or improper access to, use of, or disclosure of data, or any security issues or cyber-attacks affecting us, could result in significant liability, costs (including the costs of mitigation and recovery), and a material loss of revenue resulting from the adverse impact on our reputation and brand, loss of proprietary information and data, disruption to our business and relationships, and diminished ability to retain or attract customers and business partners. Such events may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity, and could cause our customers and business partners to lose trust in us, which could have an adverse effect on our reputation and business.

Our business may be adversely affected if we fail to comply with the regulatory requirements under the Federal Food, Drug, and Cosmetic Act or other requirements imposed by the Food and Drug Administration, or FDA.

As a lidar technology company, we rely on laser technology in our products and are therefore subject to the Electronic Product Radiation Control Provisions of the Federal Food, Drug, and Cosmetic Act. These requirements are enforced by the FDA. Electronic product radiation includes laser technology. Regulations governing these products are intended to protect the public from hazardous and unnecessary exposure. Manufacturers are required to certify by way of product labeling and reports to the FDA that their products comply with applicable performance standards as well as maintain manufacturing, testing, and distribution records for their products. Failure to comply with these requirements could result in enforcement action by the FDA, which could require us to cease distribution of our products, recall or remediate products already distributed to customers, or subject us to FDA enforcement actions.

We are subject to various environmental laws and regulations that could impose substantial costs upon us and cause delays in building our production facilities.

Concerns over environmental pollution and climate change have produced significant legislative and regulatory efforts on a global basis, and we believe this will continue both in scope and in the number of countries participating. In addition, as climate change issues become more prevalent, foreign, federal, state, and local governments and our customers have been responding to these issues. The increased focus on environmental sustainability may result in new regulations and customer requirements, or changes in current regulations and customer requirements, which could materially and adversely impact our business, results of operations, and financial condition. If we are unable to effectively manage real or perceived issues, including concerns about environmental impacts or similar matters, sentiments toward us or our products could be negatively impacted, and our business, results of operations, and financial condition could suffer. In addition, any new environmental regulations or laws might increase the cost of raw materials or key components we use in our products. Environmental regulations require us to reduce product energy usage, monitor and exclude an expanding list of restricted substances, and participate in required recovery and recycling of our products. Environmental and health and safety laws and regulations can be complex, and we have limited experience complying with such laws and regulations. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, damages, suspension of production, or a cessation of our operations.

Contamination at properties we currently operate at, where we formerly operated, or to which hazardous substances were sent by us, may subject us to liability pursuant to environmental laws and regulations, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, commonly known as CERCLA, which can impose liability for the full amount of remediation-related costs without regard to fault, for the investigation and cleanup of contaminated soil and ground water, for remediating contamination and impacts to human health, and for damages to natural resources. The costs of complying with environmental laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future, could have a material adverse effect on our financial condition or operating results. We may face unexpected delays in obtaining the requisite permit and approvals in connection with our planned production facilities that could require significant time and financial resources and delay our ability to operate these facilities, which would adversely impact our business, prospects, financial condition, and operating results.

Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our products.

We are subject to the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, which requires us to determine, disclose, and report whether our products contain metals sourced from specified geographies; these metals are generally referred to as "conflict minerals." The implementation of these requirements could adversely affect the sourcing, availability, and pricing of the materials used in the manufacture of components used in our products. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used in or necessary to the production of our products and, if applicable, potential changes to products, processes, or sources of supply as a consequence of such verification activities. It is also possible that our reputation may be adversely affected if we determine that certain of our products contain minerals not determined to be conflict-free or if we are unable to alter our products, processes, or sources of supply to avoid use of such materials.

Risks Related to Our Intellectual Property

Despite the actions we take to defend and protect our intellectual property, we may not be able to adequately protect or enforce our intellectual property rights or prevent unauthorized parties from copying or reverse engineering our solutions. Our efforts to protect and enforce our intellectual property rights and prevent third parties from violating our rights may be costly.

The success of our products and our business depend in large part on our ability to obtain patents and other intellectual property rights and maintain adequate legal protection for our products in the United States and other foreign jurisdictions. We rely on a combination of patent, trademark, copyright, and trade secret laws, as well as confidentiality agreements and other contractual restrictions, to establish and protect our proprietary rights, all of which can only provide limited protection.

We cannot guarantee that any patents will be issued with respect to our currently pending patent applications or that any trademarks will be registered with respect to our currently pending applications in a manner that gives us adequate defensive protection or competitive advantages, if at all, or that any patents issued to us or any trademarks registered by us will not be challenged, invalidated, or circumvented. We have filed for patents and trademarks in the United States and in certain foreign jurisdictions, but such protections may not be available in all countries in which we operate or in which we seek to enforce our intellectual property rights, or may be difficult to enforce in practice. Our currently issued patents and trademarks, and any patents and trademarks that may be issued or registered, as applicable, in the future with respect to pending or future applications, may not provide sufficiently broad protection or may not prove to be enforceable in actions against alleged infringers. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive to us or infringe our intellectual property.

Protecting against the unauthorized use of our intellectual property, products, and other proprietary rights is expensive and can be difficult, particularly outside of the United States. Unauthorized parties may attempt to copy or reverse engineer our lidar technology or certain aspects of our solutions that we consider proprietary. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to prevent unauthorized parties from copying or reverse engineering our solutions, to determine the validity and scope of the proprietary rights of others, or to block the importation of infringing products into the United States. Any such litigation, whether initiated by us or a third party, could result in substantial costs and divert management, either of which could adversely affect our business, operating results, and financial condition. Even if we obtain favorable outcomes in any litigation, we may not be able to enforce the remedies, especially in the context of unauthorized parties copying or reverse engineering our solutions.

Further, many of our current and potential competitors may have the ability to dedicate substantially greater resources to defending intellectual property infringement claims and to enforcing their intellectual property rights than we can. Attempts to enforce our rights against third parties could also provoke these third parties to assert their own intellectual property or other rights against us or result in a decision that invalidates or narrows the scope of our rights, in whole or in part. Effective patent, trademark, copyright, and trade secret protection may not be available in every country in which our products are available, and competitors based in other countries may sell infringing products in one or more markets. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue, which would adversely affect our business, operating results, financial condition, and prospects.

Third-party claims that we are infringing intellectual property, whether successful or not, could subject us to costly and time-consuming litigation or expensive licenses, and our business could be adversely affected.

Although we believe we hold key patents related to our products, a number of companies, both within and outside of the lidar industry, hold other patents covering various aspects of lidar products. In addition to these patents, participants in this industry typically also protect their technology, especially embedded software, through copyrights and trade secrets. As a result, there is frequent litigation based on allegations of infringement, misappropriation, or other violations of intellectual property rights. We have received, and in the future may receive, inquiries from other intellectual property holders and may become subject to claims that we infringe their intellectual property rights, particularly as we expand our presence in the market, expand to new use cases, and face increasing competition. In addition, parties may claim that the names and branding of our products infringe their trademark rights in certain countries or territories. If such a claim were to prevail, we may have to change the names and branding of our products in the affected territories, and we could incur other costs.

We currently have a number of agreements in effect pursuant to which we have agreed to defend, indemnify, and hold harmless our customers, suppliers, and channel partners and other partners from damages and costs which may arise from the infringement of our products by third-party patents or other intellectual property rights. The scope of these indemnity obligations varies, but may, in some instances, include indemnification for damages and expenses, including attorneys' fees. Our insurance may not cover any or all intellectual property infringement claims. A claim that our products infringe a third party's intellectual property rights, even if untrue, could adversely affect our relationships with our customers, may deter future customers from purchasing our products, and could expose us to costly litigation and settlement expenses. Even if we are not a party to any litigation between a customer and a third party relating to the infringement of our products, an adverse outcome in any such litigation could make it more difficult for us to defend our products against intellectual property infringement claims in any subsequent litigation in which we are a named party. Any of these results could adversely affect our brand and operating results.

Our defense of intellectual property rights claims brought against us or our customers, suppliers, or channel partners, with or without merit, could be time-consuming, expensive to litigate or settle, divert management resources and attention, and force us to acquire intellectual property rights and licenses, which may involve substantial royalty or other payments and may not be available on acceptable terms, or at all. Further, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages or obtain an injunction prohibiting us from continuing to sell certain products. An adverse determination could potentially invalidate our intellectual property rights, which could adversely affect our ability to offer our products to our customers and may require that we procure or develop substitute products that do not infringe, which could require significant effort and expense. Any of these events could adversely affect our business, operating results, financial condition, and prospects.

Any patent applications we file may not ultimately issue or be registered as we anticipated, or at all, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We cannot be certain that we are the first inventor of the subject matter to which we have filed a particular patent application, or if we are the first party to file such a patent application. If another party has filed a patent application regarding the same subject matter as we have, we may not be entitled to the protection sought by the patent application. Nor can we be certain that the claims included in a patent application will ultimately be allowed in the applicable issued patent. Further, the scope of protection of issued patent claims is often difficult to determine. As a result, we cannot be certain that the patent applications that we file will ultimately issue, or that our issued patents will afford protection against competitors with similar technology. In addition, our competitors may design around our issued patents, which may adversely affect our business, prospects, financial condition, and operating results.

In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes, and know-how.

We rely on trade secrets, designs, know-how, and other confidential information to protect our intellectual property that may not be patentable or subject to copyright, trademark, trade dress, or service mark protection, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this information by entering into confidentiality agreements, or consulting services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors, commercial partners, vendors, and other third parties. However, we may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or may otherwise fail to provide adequate protection, prevent disclosure, third-party infringement, or misappropriation of our trade secrets, may be limited as to their term, and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our current or future manufacturing partners and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, advisors, and other third parties use intellectual property owned by others in their work for us or designated in the agreements between such parties and us to be jointly owned, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets.

We also rely on physical and electronic security measures to protect our proprietary information, but we cannot provide assurance that these security measures will not be breached or will provide adequate protection for our property. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property rights.

We employ third-party licensed software for use in our business, and the inability to maintain these licenses, errors in the software, or the terms of open source licenses, could result in increased costs or reduced service levels, which would adversely affect our business.

Our business relies on certain third-party software obtained under licenses from other companies. We anticipate that we will continue to rely on such third-party software in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, these alternatives may not always be available, or it may be difficult or costly to switch to an alternative. In addition, integration of new third-party software may require significant work and require substantial investment of our time and resources. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, which may not be available on commercially reasonable terms, or at all. Many of the risks associated with the use of third-party software cannot be eliminated, and these risks could negatively affect our business.

Some of the third-party software used by us is licensed under the terms of open source software licenses. Companies that incorporate open source software into their technologies have, from time to time, faced claims challenging the use of open source software and/or compliance with open source license terms. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses require users who distribute such software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code, which could include valuable proprietary code of the user, on unfavorable terms or at no cost. While we monitor the use of open source software and attempt to ensure that open source software is not used in a manner that would require us to disclose our internally developed source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur. Any requirement to disclose our internally developed source code or pay damages for breach of contract or copyright infringement could have a material adverse effect on our business, financial condition, and results of operations and could help our competitors develop services that are similar to or better than ours.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our employees' former employers.

We may be subject to claims that we or our employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of an employee's former employer. Litigation may be necessary to defend against these claims. If we fail to adequately defend such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and demand on management resources.

Risks Related to Being a Public Company

Interest in our common stock from retail and other individual investors could result in increased volatility in the market price of our common stock, which could have a material adverse impact on the market price of our common stock and your investment.

Retail and other individual investors, which we believe make up a significant segment of our overall stockholder base, may have played a significant role in the market dynamics that have resulted in substantial volatility in the trading volume and market price of our stock, similar to what has been experienced by, for example, the common stock of GameStop Corp., AMC Entertainment Holdings, Inc., and certain other so-called "meme" stocks. At such times, the rapid and substantial increases or decreases in the trading volume or market price of our stock may be unrelated to our operating performance, macroeconomic trends, or industry fundamentals, and substantial increases in the trading volume or value of our stock at such times may obscure the significant risks and uncertainties that we face. This volatility has been attributed, in part, to strong and atypical retail investor interest, which may be expressed on financial trading and other social media sites and online forums.

We have in the past and may in the future experience significant interest in our common stock from such investors, and as a result the trading volume and market price of our common stock has been and may continue to be volatile. There is no guarantee that we will continue to benefit from such retail and individual investor interest, even if our business or financial performance is strong. If investor sentiment changes, this could have a material adverse impact on the market price of our common stock and your investment.

Retail and individual investor sentiment (including as may be expressed on financial trading and other social media sites and online forums) may also influence the amount and status of short interest in our common stock. This could increase the likelihood of our common stock being the target of a "short squeeze," particularly because a proportion of our common stock has been in the past and may in the future be traded by short sellers. A short squeeze and/or focused investor trading in anticipation of a short squeeze could lead to volatile price movements in shares of our common stock that may be unrelated or disproportionate to our operating performance or prospects. Or, if investors no longer believe a short squeeze is viable, the market price of our common stock may rapidly decline. Accordingly, investors that purchase shares of our common stock during what may be considered a short squeeze may lose a significant portion of their investment.

Our business and operations could be negatively affected if we become subject to stockholder activism, which could cause us to incur significant expense, disrupt our business, result in a proxy contest or litigation, or impact our stock price.

Stockholder activism, which can take many forms or arise in a variety of situations, including making public demands that we consider certain strategic alternatives, engaging in public campaigns to attempt to influence our corporate governance and/or our management, and commencing proxy contests to attempt to elect the activists' representatives or others to our Board, has been increasing recently. In conjunction with our 2025 annual meeting of stockholders, a group of dissident stockholders engaged in a proxy contest with us. Although we were ultimately successful, the proxy contest significantly increased the costs associated with our annual meeting and caused significant management distraction. We may be subject to proxy contests in the future. Volatility in the price of our common stock or other reasons has caused, and may in the future cause, us to become the target of securities litigation or stockholder activism. Activist stockholders who disagree with the composition of our Board, our strategy, or the way we are managed may seek to effect change through various strategies and channels, such as through commencing a proxy contest, making public statements critical of our performance or business, or engaging in other similar activities. Responding to any actions by activist stockholders, including proxy contests, can be costly and time-consuming, divert the attention of management, our Board, and our employees, and may be disruptive to our operations. We may be required to incur significant fees and other expenses related to activist stockholder matters, including for third-party advisors.

Our stock price has been and could be subject to significant fluctuation or otherwise be adversely affected by the events, risks, and uncertainties of any stockholder activism. Additionally, perceived uncertainties as to our future direction as a result of stockholder activism, including potential changes to the composition of our Board, may lead to the perception of a change in the strategic direction of our business; the loss of key employees, including our executive officers; a perception of instability or lack of continuity, particularly if the stockholder activism campaign results in the appointment of one or more activist stockholders to our Board, which may cause concern to our existing or potential collaboration partners (including Tier 1 automotive suppliers), employees, and other stockholders; may be exploited by our competitors; may result in the loss of potential business opportunities or limit our ability to develop and commercialize our products; and may make it more difficult to attract and retain qualified personnel and business partners. In addition, activist directors may make overly burdensome demands of our management and materially and unnecessarily increase management's workload. Furthermore, if customers choose to delay, defer, or reduce transactions with us or do business with our competitors instead of us, then our business, financial condition, and operating results would be adversely affected. In addition, our share price could experience periods of increased volatility as a result of stockholder activism.

If securities or industry analysts cease publishing research or reports about us, our business, our competitors, or our market, or if they change their recommendations regarding our common stock adversely, then the price and trading volume of our common stock could decline.

The trading market for our common stock may be influenced by the research and reports that industry or securities analysts may publish about us, our business, our competitors, or our market. If any of the analysts who cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, the price of our common stock would likely decline. In the past, analysts that previously covered us discontinued their coverage. If the analysts that currently cover us stop doing so or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

We will incur increased costs as a result of operating as a public company, and our management will devote substantial time to compliance initiatives.

We incur significant legal, accounting, and other expenses that we did not incur as a private company, and these expenses will likely increase in 2026 now that we are no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the Dodd-Frank Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. These increased costs will increase our net loss. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

Additionally, there continues to be public interest and increased legislative pressure related to environmental, social, and governance, or ESG, activities of public companies. For example, there is a growing number of states requiring organizations to report their board composition as well as mandating gender diversity and representation from underrepresented communities. We risk negative stockholder reaction, including from proxy advisory services, as well as damage to our brand and reputation, if we do not act responsibly in a number of key areas, including diversity and inclusion, environmental stewardship, support for local communities, corporate governance and transparency, and considering ESG and human capital factors in our operations.

Our management team has limited experience managing a public company.

Most of the members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage their roles and responsibilities. Being a public company subjects us to significant regulatory oversight and reporting obligations under federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

The provision of our Charter that authorizes our board of directors to issue preferred stock from time to time based on terms approved by our board of directors may delay, defer, or prevent a tender offer or takeover attempt that stockholders might consider in their best interest.

The provision of our Charter that authorizes our board of directors to issue preferred stock from time to time based on terms approved by our board of directors may delay, defer, or prevent a tender offer or takeover attempt that stockholders might consider to be in their best interest.

Our Charter provides, subject to limited exceptions, that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the sole and exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our Charter requires, unless we consent in writing to the selection of an alternative forum, that derivative actions brought in our name, actions against our directors, officers, and employees for breach of fiduciary duty, and other similar actions may be brought only in the Court of Chancery in the State of Delaware except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. In regard to any action arising under the Exchange Act, our Charter provides that the federal district courts of the United States of America will be the sole and exclusive forum. In regard to any action arising under the Securities Act or the rules and regulations promulgated thereunder, our Charter provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all lawsuits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to lawsuits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our Charter provides that the exclusive forum provision will be applicable to the Securities Act to the fullest extent permitted by applicable law. We note that there is uncertainty as to whether a court would enforce the exclusive forum provision and that this exclusive forum provision does not purport to waive compliance with any federal securities laws and the rules and regulations thereunder. If a court were to find such provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in another jurisdiction, which could harm our business, operating results, and financial condition.

Any person or entity purchasing or otherwise acquiring any interest in shares of our common stock shall be deemed to have notice of and consented to the forum provisions in our Charter. This choice of forum provision may limit the ability of one of our stockholders to bring a claim in a judicial forum that such stockholder might believe is more favorable for disputes with us or any of our directors, officers, other employees, or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in our Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in another jurisdiction, which could harm our business, financial condition, and results of operations.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, our stockholders may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

Information technology is important to our business operations and we are committed to protecting the privacy, security, and integrity of our data, as well as our employee, customer, and vendor data. Accordingly, we have established processes, procedures, and controls to identify, manage, assess, and mitigate material risks from cybersecurity threats, as well as identify, contain, and respond to cybersecurity incidents. These processes include, but are not limited to, monitoring and updating of our information technology and infrastructure to prevent, detect, address, and mitigate risks associated with unauthorized access, misuse, computer viruses, and other events that could have a security impact. Additionally, to protect and secure sensitive data, we employ multi-factor authentication, a suite of security tools, systems monitoring and alerting, audit logs, and controls across our major systems, devices, and business processes. We engage with external experts to evaluate and test our cybersecurity risk preparedness. Regular exams and threat and security assessments with these third parties ensure that our cybersecurity strategies align with industry best practices. To manage cybersecurity risks associated with third-party service providers, we impose security requirements upon our suppliers, including maintaining an effective security management program and notifying us in the event of any known or suspected cyber incident. We also conduct company-wide security awareness training periodically to provide employees the opportunity to gain an understanding of the various forms of cybersecurity incidents and enable our employees to handle and report the majority of suspicious activities or threats. We currently maintain a cyber insurance policy that provides coverage for security breaches; however, such insurance may not be sufficient in type or amount to cover us against claims related to security breaches, cyber-attacks, or other related breaches.

As of the date of this Annual Report on Form 10-K, we are not aware of any cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, see the risk factor within Item 1A "Risk Factors" in this Annual Report on Form 10-K, entitled *"We, as well as our suppliers and partners, are subject to cybersecurity risks to operational systems, infrastructure, integrated software in our lidar solutions, and the data processed by those solutions, and any material failure, weakness, interruption, cyber event, incident, or breach of security could adversely affect our business by causing a disruption of our operations, a compromise or corruption of our confidential or other business-critical information, and/or damage our business relationships, all of which could negatively impact our business financial condition, and operating results."*

Cybersecurity Governance

Cybersecurity risks are among the enterprise risks that our Board of Directors oversees, primarily through delegation to the Audit Committee of the Board. The Audit Committee assists the Board in overseeing our privacy and information policies and reviewing our cybersecurity program. The Audit Committee engages with our management team, including our IT Operations Manager and our Chief Financial Officer, and receives periodic reports on cybersecurity. In addition, management updates the Audit Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential. The Board receives regular updates on the activities of the Audit Committee, including with regard to cybersecurity oversight. These cybersecurity reviews by the Audit Committee or Board of Directors generally occur at least once annually, or more frequently as determined to be necessary.

The day to day operations of our cybersecurity risk management program are overseen by our IT Operations Manager, who has over 5 years of IT experience, and reports to our Chief Financial Officer. Our IT Operations Manager, in conjunction with a full-service IT consultant, supervise efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal personnel, threat intelligence, alerts, or reports produced by security tools deployed in the IT environment.

Item 2. Properties

Our corporate headquarters is located in Pleasanton, California, where we lease 18,605 square feet pursuant to a lease, as amended in February 2026, that expires on February 28, 2029, with an option to extend for five years. The Pleasanton facility contains engineering, R&D, operations, customer support, marketing, and administrative functions. We believe our existing facility is in good condition and suitable for the conduct of our business.

Item 3. Legal Proceedings

In 2025, the Company was notified by a former vendor that it intended to pursue a claim against the Company's wholly owned subsidiary, AEye Technologies, Inc., arising out of an agreement entered into in May 2020, in which the former vendor alleges that AEye Technologies, Inc. failed to pay approximately $3,300 plus interest from the date the former vendor alleges such payments were due. In February 2026, the former vendor initiated a binding arbitration proceeding against AEye Technologies, Inc. pursuant to the underlying purchase agreement. AEye Technologies, Inc. has, and continues to dispute the total amount owed based, in part, on the claim that the products supplied by the former vendor were largely defective and such former vendor was repeatedly made aware of the existence of such defects. While it is reasonably possible that a loss may be incurred, we are unable to estimate the possible loss or range of loss that could result from an unfavorable outcome in this legal proceeding.

In or about July of 2024, AEye, Inc.'s wholly owned subsidiary, AEye Technologies, Inc. ("AEye Tech," formerly known as AEye, Inc.) surrendered possession of the premises as described in that certain Office Lease dated April 26, 2019 (the "Lease"), entered into by and between the predecessor-in-interest to IGEP Park Place, LLC, as landlord (the "Landlord") and AEye Tech, as tenant. In connection with AEye Tech's surrender of possession, AEye Tech was purported to be served with a complaint that was filed in the Superior Court of California for the County of Alameda on August 26, 2024 (the "Complaint") that (1) alleges AEye Tech is in breach of the Lease because of, among other things, AEye Tech's failure to pay rent as required by the Lease and (2) provides notice to AEye Tech that the Lease had been terminated by the Landlord. The Landlord claimed that the amount owed could be up to $8.5 million. Thereafter, in August 2024, the Landlord fully drew down the standby letter of credit of $2.15 million, which was held as security for the payment of rent, due to the alleged default of the lease. On April 28, 2025, the Company and the former landlord entered into a settlement agreement to resolve all outstanding disputes related to the early termination of the lease. Under the terms of the agreement, the Company paid $1.4 million in cash in May 2025 and issued warrants to purchase up to 350,000 shares of common stock at an exercise price of $2.22 per share in August 2025.

In addition, from time to time, we may become involved in actions, claims, suits, and other legal proceedings arising in the ordinary course of our business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties, or employment-related matters. Other than as stated above, we are not currently a party to any actions, claims, suits or other legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material effect on our business, financial condition, and results of operations.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our common stock has been listed on The Nasdaq Global Select Market under the symbol "LIDR" since we started trading on the public markets following the close of the business combination on August 16, 2021.

Stockholders

As of March 13, 2026, we had approximately 49 holders of record of our common stock and thousands of additional beneficial holders. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our Board of Directors.

Recent Sales of Unregistered Securities

None, other than as previously disclosed by the Company.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Please read the following discussion and analysis of our financial condition and results of operations together with "Note about Forward-Looking Statements," Part I, Item 1 "Business," Part I, Item 1A "Risk Factors," and our consolidated financial statements and related notes included under Item 8 of this Annual Report on Form 10-K.

Overview

This overview provides a high-level discussion of our operating results and some of the trends that affect our business. We believe that an understanding of these trends is important to understanding our financial results for fiscal year 2025, as well as our future prospects. This summary is not intended to be exhaustive, nor is it intended to be a substitute for the detailed discussion and analysis provided elsewhere in this Annual Report, including our consolidated financial statements and accompanying notes.

Key Factors Affecting Our Operating Results

We believe that our future performance and success depends to a substantial extent on our ability to capitalize on the opportunities described herein, which in turn are subject to significant risks and challenges, including those discussed below and the risk factors described in the "Risk Factors" section of this Annual Report on Form 10-K.

We are subject to those risks common in the technology industry and also those risks common to early stage companies including, but not limited to:

- Developing, commercializing, and scaling our products and technology, including meeting performance, reliability, and cost objectives;
- Maintaining and expanding our relationships with Tier 1 automotive suppliers to facilitate design wins with automotive OEMs;
- Maintaining and protecting our intellectual property, including patents, trade secrets, and proprietary software;

- Navigating changes in international trade policies, including the imposition or modification of tariffs, increasing trade tensions, and the introduction of new trade restrictions;
- Complying with existing and new laws and regulations applicable to our operations, products, and markets;
- Maintaining and enhancing our reputation and brand in competitive and emerging markets;
- Hiring, integrating, and retaining qualified personnel at all levels of the organization as we grow;
- Developing and delivering new products and solutions successfully, and ensuring our products meet customer expectations and provide value; and
- Significant competition from companies, including several based in China, that manufacture lower-cost lidar solutions and may be able to offer aggressive pricing, faster volume production, or vertically integrated supply chains that could place downward pressure on market pricing or reduce our ability to compete in certain segments.

Market Trends and Uncertainties

We anticipate growing demand for our Apollo™ platform across our two major markets, Automotive and Non-Automotive, and we believe this expected growth will enable us to capture market share across both the Automotive and Non-Automotive markets. We plan to pursue opportunities in advanced driver-assistance systems, or ADAS, autonomous driving, and commercial trucking, while also exploring opportunities in the Non-Automotive market, such as in the railway, airport safety and security, perimeter monitoring, aerospace and defense, transportation logistics, and intelligent transportation systems, or ITS segments. This diversified approach provides us with multiple opportunities for sustained growth by enabling new applications and product features across a broad range of industries and market segments. However, as our customers continue their R&D projects to commercialize solutions that rely on lidar technology, it is difficult to estimate the timing of ultimate end market demand and customer adoption.

In the Automotive market for example, our growth and financial performance will be heavily influenced by our ability to successfully integrate into OEM programs that require years of development, testing, and validation. Because of the size and complexity of these OEM programs, having Tier 1 partnerships should provide a substantial competitive advantage over our competitors given their large scale, mass-production capabilities, and existing OEM relationships held by our Tier 1 partners. If we fail to remain engaged with one or more Tier 1 automotive suppliers, it may have an adverse effect on our business. The markets for lidar are projected to see significant growth in both the near and long-term.

We anticipate that Non-Automotive applications will be a more significant driver of our near-term revenue given the generally shorter sales cycles and development timelines in these markets. We are beginning to see adoption across a diverse group of sectors. Our typical engagement model begins with proof-of-concept evaluations, which allow customers to validate performance in their operational environments; however, there is no guarantee that these evaluations will ultimately result in a commercial deployment, and timelines may extend sometimes significantly, due to competing customer priorities or broader program changes. In many Non-Automotive opportunities, we work through third-party systems integrators or solution providers who deliver complete solutions to the end customer, and in those situations our visibility into, and ability to influence, the final customer decision process may be limited.

Partnerships and Commercialization

Our technology is designed to be a key enabler in certain Automotive and Non-Automotive market applications. Because our technology must be integrated into a broader solution by our customers, it is critical that we achieve design wins with these customers. The time to achieve a design win varies based on the market and application. We consider design wins to be critical to our future success, although the revenue that may be generated by each design win and the time necessary to achieve such a design win can vary significantly, making it difficult to predict our financial performance. We have unified our supply chain for the Automotive and Non-Automotive markets and plan to leverage our Tier 1 automotive suppliers to produce products for us to sell into our Non-Automotive markets, whereas in the Automotive markets, we anticipate licensing our technology to our Tier 1 suppliers in exchange for a royalty. The unified supply chain should allow us to leverage the scale, efficiencies, and volume associated with supplying the Automotive market to benefit our Non-Automotive market customers. In 2023, as part of our effort to reduce fixed operating costs, simplify our supply chain, and focus resources on our next-generation architecture, we wound down support for our legacy Non-Automotive product. Since launching Apollo™ in 2024, we have seen renewed interest from Non-Automotive customers across a broad range of sectors and are now actively engaged on multiple opportunities.

In early 2024, we engaged LITEON as our Tier 1 automotive supplier and are actively working with LITEON to bring our product to market. We announced an expansion of this relationship and an investment from a leading global institutional investor to fund a dedicated production line for Apollo™, with capacity to produce up to 60,000 units annually. We are starting to see an inflection point in customer demand, and this expansion ensures we can meet that growth as it develops. This partnership enables us to leverage LITEON's manufacturing expertise to produce high-quality products that meet stringent performance standards, which is a critical step towards scaling production and delivering our advanced lidar solutions to the market.

In May 2024, we announced a strategic partnership with Accelight Technologies, Inc. ("ATI") and LighTekton Co., Ltd to manufacture and distribute our products in China. This collaboration provides us with access to a potential $2.5 billion market opportunity. By leveraging ATI's and LighTekton's extensive networks and manufacturing capabilities, we aim to accelerate our market penetration and deliver our advanced lidar solutions to a broader audience.

In July 2025, we announced the validation of our lidar technology on the NVIDIA DRIVE AGX platform. We have since expanded this collaboration and demonstrated our lidar with NVIDIA's next-generation DRIVE AGX Thor platform, enabling our sensors to interface directly with NVIDIA's autonomous-driving compute architecture and development toolchain. These integrations are intended to support alignment with NVIDIA's Hyperion reference architecture and may provide opportunities to engage with global automotive OEMs and Tier 1 suppliers that adopt NVIDIA-based ADAS and automated-driving systems. We continue to demonstrate advances in the high-speed and long-range performance of our lidar systems, which we believe further strengthen the technical basis for these integrations. Because these engagements are relatively recent, there can be no guarantee that they will result in commercial adoption.

In July 2025, we launched OPTIS™, a complete physical AI solution designed to modernize legacy infrastructure and deliver actionable intelligence across diverse industries. OPTIS™ integrates our software-defined Apollo™ lidar technology with advanced computing to bridge the gap between perception and real-time action. Beyond addressing critical needs in transportation, safety, and security, OPTIS™ opens our platform to third-party partners and developers, creating an ecosystem for innovation and growth beyond automotive applications. Since launch, we've transitioned OPTIS™ from concept to a structured offering, with initial deployments already completed. Recent additions to our partner network include Black Sesame Technologies, BlueBand, Flasheye, and Vueron.

In January 2026, we introduced STRATOS™, the next product in our lidar family. STRATOS™ is based on the same underlying software-defined Apollo™ architecture but delivers an extended detection range of approximately 1.5 kilometers and roughly twice the angular resolution. STRATOS™ is designed for applications requiring enhanced long-distance performance, including certain automotive, infrastructure, aviation, industrial, and defense sensing environments.

We believe our revenue and profitability will also be dependent upon our success in licensing our technology to Tier 1 automotive suppliers, such as our current Tier 1 partner, LITEON, and these partners securing program awards from OEMs and scaling to high volume production of our lidar sensors. Delays in autonomy programs by OEMs that we are currently or plan to be working with through our Tier 1 partners could result in us being unable to achieve our revenue and profitability targets in the time frame we anticipate, or at all.

Gross Margin

Our gross margins will depend on numerous factors, including, among others, the selling price of our products, pricing of our development contracts with customers, royalty rates on licenses we grant to our customers, unit volumes, product mix, component costs, personnel costs, contract manufacturing costs, overhead costs, and product features. Our gross margins have and may continue to be negatively impacted by inventory write-downs. In the future, we expect to generate attractive gross margins from licensing our lidar technology and software to our Tier 1 partners in the Automotive market. We also anticipate being able to leverage on our foundation in the Automotive market to be more cost competitive in other markets.

To date, we have primarily generated revenue through sales of our products to Non-Automotive customers and through development contracts with OEMs and Tier 1 suppliers. Non-Automotive applications typically command higher average selling prices and may carry higher gross margins than Automotive programs due to lower volume sensitivity, more specialized operating requirements, and greater willingness by customers to pay for performance differentiation. These engagements often involve customization of our product's capabilities to address application-specific needs, including software-based configuration of scan patterns, region-of-interest tuning, advanced perception features, and other enhancements. In many cases, customers require more complex configurations or software-enabled feature additions, which allows us greater latitude to price these solutions at a premium. As a result, customized Non-Automotive deployments generally reflect higher contractual pricing and may contribute more favorably to gross margin relative to standard Automotive configurations.

Investment and Innovation

Our proprietary adaptive intelligent lidar technology delivers industry-leading performance, addressing the toughest challenges in achieving partial or full autonomy. Unlike traditional sensing systems that passively collect data, our active Intelligent Sensing Platform employs principles from automated targeting systems and biomimicry to actively scan the environment, intelligently focusing on critical elements to enable safer, smarter, and faster decisions in complex scenarios.

Our next-generation lidar portfolio is built on our Intelligent Sensing Platform, a modular and software-defined architecture that allows us to create differentiated product offerings with limited incremental hardware changes. By maintaining a common core design and enabling performance enhancements through software—such as configurable scan patterns, range distribution, and perception features—we are able to address diverse application requirements while minimizing the operational complexity typically associated with managing a large product portfolio. This platform-based approach also allows us to introduce new products efficiently. For example, STRATOS™, launched in January 2026, is derived from the Apollo's™ architecture but offers extended range and higher angular resolution to support long-distance and higher-performance applications.

In June 2024, we introduced Apollo™, our next generation lidar sensor. Apollo™ offers best-in-class range and resolution in a compact, power-efficient, and cost-effective form factor, making it ideal for both automotive and non-automotive applications. Apollo™ can be integrated behind the windshield, on the roof, or in the grille, allowing OEMs to implement essential safety features with minimal impact on vehicle design. This innovative sensor leverages our Intelligent Sensing Platform, providing a highly programmable and customizable lidar solution that can be continually enhanced via software updates. With a horizontal field of view up to 120° and long-range detection capabilities of up to one kilometer, Apollo™ is poised to be a key player in advancing vehicle safety and autonomy, as well as smart infrastructure and logistics applications.

Building on this foundation, we launched OPTIS™ in July 2025, a complete physical AI solution that extends our capabilities beyond automotive. OPTIS™ combines Apollo's™ software-defined lidar with advanced computing to deliver actionable intelligence for modernizing legacy infrastructure. This platform not only addresses critical needs in transportation, safety, and security but also opens our ecosystem to third-party partners and developers, fostering innovation across industries. Since launch, OPTIS™ has moved from concept to structured offering, with initial deployments completed and new partners such as Black Sesame Technologies, BlueBand, Flasheye, and Veuron joining our network. In addition, in January 2026, we announced STRATOS™, the next product in this family. STRATOS™ is based on the same underlying architecture as Apollo™ but offers extended detection range of approximately 1.5 kilometers and roughly twice the angular resolution. STRATOS™ is intended for applications that require enhanced long-distance performance or operate at higher speeds, including certain automotive, infrastructure, defense, and industrial sensing environments. Like Apollo™, STRATOS™ leverages our software-defined sensing approach, enabling performance updates without a hardware redesign.

We believe our financial performance is significantly dependent on our ability to maintain a technology leadership position. This is further dependent on the investments we make in research and development and our ability to commercialize our products. We believe price is becoming a critical differentiator in the marketplace and OEMs are favoring companies that have the infrastructure to build lower cost products at higher volumes. It is essential that we continually identify and respond to rapidly evolving customer requirements, develop and introduce innovative new products, enhance and service existing products, lower bill of materials, or BOM costs, industrialize the manufacturing process, and generate strong market demand for our products. If we fail to do this, our market position and revenue may be adversely affected, and our investments in that area will not be recovered.

Basis of Presentation

We currently conduct our business through one operating segment.

Components of Results of Operations

Revenues

Our product revenue primarily relates to unit sales of our lidar units, software and support. Revenue from these sales is typically recognized at a point in time when the control of the goods is transferred to the customer, generally upon delivery of or shipment to the customer, and when services have been provided. Revenue from development and/or collaboration contracts are earned from R&D activities and collaboration with OEMs and Tier 1 suppliers. These contracts primarily focus on customization of our product's capabilities to our customers' applications, typically involving software implementation to assist with sensor connection and control, customization of scan patterns, and enhancement of perception capabilities to meet specific customer needs. Revenue from development contracts is recognized when we satisfy performance obligations in the contract, which can result in recognition at either a point in time or over time. This assessment is made at the outset of the arrangement for each performance obligation.

We are seeing strong interest in Apollo™ from non-automotive customers across multiple industries and are actively advancing these opportunities. Proof-of-concept deployments are validating our technology in real-world scenarios, creating a solid foundation for future growth. While customer evaluation and testing cycles are typically extended, these engagements position us well for gradual revenue contributions and set the stage for meaningful expansion through higher volume programs. We view this as the first step in a disciplined growth roadmap designed to unlock adoption and scale with confidence.

Several partners are also exploring new platforms based on our Apollo™ architecture and have initiated discussions on development work, which we expect will increase over time.

Cost of Revenue

Cost of revenue includes costs directly associated with the production of lidar units, cost of software and support, and certain costs associated with development contracts. Such costs for product include direct materials, direct labor, indirect labor, inventory write downs, losses on purchase commitments, warranty expense, and allocation of overhead. As we increase the volume of Apollo™ units that are manufactured, we expect the bill of material costs to decrease over time. Costs associated with development contracts include the direct costs and allocation of overhead costs involved in the execution of the contracts.

Operating Expenses

Research and Development

Our research and development ("R&D"), efforts are focused primarily on hardware, software, and system engineering related to the design and development of our advanced lidar solutions. R&D expenses include:

- personnel-related expenses, including salaries, benefits, bonuses, and stock-based compensation expense;
- field application engineering and software development costs associated with customer-driven bug fixes, feature enhancements, and improvements to reduce deployment complexity as we incorporate insights gained from customer evaluations into our product roadmap;
- third-party engineering and contractor costs;
- lab equipment;
- engineering parts and test units;
- new hardware and software expenses; and
- allocated personnel and overhead expenses, net.

R&D costs are expensed as incurred. We expect our R&D costs to increase as we continue to invest in product development, expanded product variations, and commercialization efforts; however, we anticipate these increases will occur at a more moderate pace relative to our investment in sales and marketing as we prioritize execution and near-term commercial opportunities.

Sales and Marketing

Our sales and marketing ("S&M") efforts are focused primarily on sales, business development, and marketing programs in pursuit of revenue contracts from potential and existing customers. S&M expenses include:

- personnel-related expenses, including salaries, benefits, bonuses, and stock-based compensation expense;
- third party contractor costs;
- demonstration equipment;
- system and tooling costs to support our sales and marketing organization, including CRM systems, marketing-automation and lead-generation tools, data-analytics platforms, and other software required to manage customer pipelines and enable our go-to-market strategy;
- trade shows expenses, advertising, promotion costs, website development, branding, and other public relations services; and
- allocated personnel and overhead expenses, net.

We expect our S&M expenses to increase as we pursue Non-Automotive opportunities to accelerate profitability while continuing to leverage our Tier 1 partners to commercialize our products and manage relationships with the OEMs in the Automotive market.

General and Administrative

Our general and administrative ("G&A") spending supports all business functions. G&A expenses include:

- personnel-related costs, including salaries, benefits, bonuses, and stock-based compensation expense for executive, finance, legal, operations, human resources, technical support, and other administrative personnel;
- consulting, accounting, audit, legal, investor relations and other professional fees;
- insurance premiums, software and computer equipment costs, general office expenses; and
- allocated personnel and overhead expenses, net.

We expect our G&A expenses to increase to support growth as we pursue Non-Automotive opportunities and as we continue to develop and commercialize our products.

Change in Fair Value of Convertible Note and Warrant Liabilities

The changes in fair value of the convertible note and warrant liabilities are the result of the change in fair value at each reporting date. The convertible note and warrant liabilities were recorded at fair value for each reporting period, and the changes in fair value were reported within other income (expense), net during the period. We also elected to record interest expense on the convertible note as changes in fair value. We have fully repaid the 2025 convertible note and will not have change in fair value of the convertible note in future periods. In addition, we expect the change in fair value of warrant liabilities to decrease as the warrant associated with the 2022 convertible note was cancelled and the warrant associated with the 2025 convertible note was exercised in full.

Interest Income, Interest Expense and Other

Interest income and other consists primarily of interest and investment income earned on our cash, cash equivalents, and marketable securities. These amounts will vary based on our cash, cash equivalents, and marketable securities balances and market rates. Interest income and other also includes gains on sale of property and equipment. Interest expense and other consists primarily of financing costs, amortization of premiums and accretion of discounts on marketable securities, net and foreign exchange gains and losses. We expect interest income will increase due to higher average cash, cash equivalents, and marketable securities balances.

Results of Operations

Comparison of the Years Ended December 31, 2025 and 2024

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this report. The following table sets forth our consolidated results of operations data for the years ended December 31, 2025 and 2024 (in thousands, except for percentages):

	Year ended December 31,		Change	Change
	2025	**2024**	**$**	**%**
Revenue	$ 233	$ 202	$ 31	15%
Cost of revenue	554	778	(224)	(29)%
Gross loss	(321)	(576)	255	(44)%
Research and development	13,937	16,389	(2,452)	(15)%
Sales and marketing	2,546	551	1,995	362%
General and administrative	14,927	18,312	(3,385)	(18)%
Total operating expenses	31,410	35,252	(3,842)	(11)%
Loss from operations	(31,731)	(35,828)	4,097	(11)%
Change in fair value of convertible note and warrant liabilities	(1,895)	—	(1,895)	0%
Interest income and other	1,991	799	1,192	149%
Interest expense and other	(2,312)	(433)	(1,879)	434%
Total other income (expense), net	(2,216)	366	(2,582)	(705)%
Loss before income tax	(33,947)	(35,462)	1,515	(4)%
Provision (benefit) for income tax	11	(2)	13	(650)%
Net loss	$ (33,958)	$ (35,460)	$ 1,502	(4)%

Revenue

Revenues increased by $31 or 15%, to $233 for the year ended December 31, 2025 from $202 for the year ended December 31, 2024. Revenue in 2025 primarily reflected sales of our Apollo™ lidar units as we expanded evaluations and proof-of-concept ("POC") programs with customers. These evaluations represent the initial stage in our commercial adoption cycle, in which customers validate performance in their operational environments before progressing to higher-volume deployments. As a result, the mix of revenue in 2025 shifted meaningfully toward unit sales supporting these early-stage programs. By contrast, revenue in the prior year was largely generated from sales of our legacy Non-Automotive product and service-related development contracts, which have been wound down as we transitioned to our next-generation architecture. Because POC activity is dependent on customer schedules and program readiness, the timing and magnitude of revenue associated with these early-stage engagements may vary from period to period.

Cost of Revenue

Cost of revenue decreased by $224, or 29%, to $554 for the year ended December 31, 2025, from $778 for the year ended December 31, 2024. This decrease was primarily due to losses on purchase commitments recorded in 2024 along with lower provision adjustments and lower cost of professional services in 2025 compared to 2024.

Operating Expenses

Research and Development

Research and development expenses decreased by $2,452, or 15%, to $13,937 for the year ended December 31, 2025, from $16,389 for the year ended December 31, 2024. This decrease was primarily driven by decreases in stock-based compensation expense of $2,018, allocated information technology and facilities expense of $1,117, and decreased personnel, net of allocations of $330. The decreases were partially offset by an $840 increase in fees to third parties for development work and engineering parts and lab equipment expenses. In addition, a portion of the year-over-year reduction reflects a deliberate shift in our operating focus toward commercialization, with resources allocated to supporting go-to-market execution, particularly in the Non-Automotive market, resulting in a more moderate pace of R&D spending relative to our increased investment in sales and marketing.

Sales and Marketing

Sales and marketing expenses increased by $1,995, or 362%, to $2,546 for the year ended December 31, 2025, from $551 for the year ended December 31, 2024. This increase was primarily driven by increases in personnel and allocated personnel costs of $1,500 and marketing and consulting spend of $410 as we pursue Non-Automotive opportunities. The increase also reflects a deliberate shift in operating focus toward commercialization, including investment in go-to-market activities, sales tools, and lead-generation systems to support near-term revenue opportunities in the Non-Automotive market.

General and Administrative

General and administrative expenses decreased by $3,385, or 18%, to $14,927 for the year ended December 31, 2025, from $18,312 for the year ended December 31, 2024. This decrease was primarily driven by lower stock-based compensation of $1,657, personnel costs, net of allocations of $1,153, and insurance of $556. The decrease is also due to lower net operating lease expense of $1,920, primarily due to the net gain recorded from the lease settlement, and also due to reduced rent expense as a result of leasing smaller facilities. These decreases were partially offset by lower allocations of facilities and IT to other departments, net of allocations of $1,186 and an increase in accounting, legal, and professional fees of $682.

Change in Fair Value of Convertible Note and Warrant Liabilities

Change in fair value of convertible note and warrant liabilities increased to $1,895 for the year ended December 31, 2025, from zero for the year ended December 31, 2024. This increase was primarily due to the change in fair value of the new convertible note issued in 2025 and related warrants, along with warrants issued in connection with the lease settlement, which was also newly issued in 2025.

Interest Income and Other

Interest income and other increased by $1,192, or 149%, to $1,991 for the year ended December 31, 2025, from $799 for the year ended December 31, 2024. This increase was primarily due to insurance proceeds received of $250 and higher interest earned on cash, cash equivalents, and marketable securities in the current period.

Interest Expense and Other

Interest expense and other increased by $1,879, or 434%, to $2,312 for the year ended December 31, 2025, from $433 for the year ended December 31, 2024. This increase was primarily due to an increase in costs related to financing arrangements of $1,232, higher foreign exchange losses of $377, and a decrease in accretion of discounts on marketable securities, net of $300.

Provision (benefit) for Income Tax

Provision (benefit) for income tax increased to $11 for the year ended December 31, 2025, from a benefit of $2 for the year ended December 31, 2024. This change is primarily due to changes in foreign taxes.

Net Loss

Net loss decreased by $1,502, or 4%, to $33,958 for the year ended December 31, 2025, from $35,460 for the year ended December 31, 2024. This decrease was primarily due to decreases in stock-based compensation and facilities expenses, partially offset by the increase in the change in fair value of convertible note and warrant, research and development investments in the development of Apollo™, and increased sales and marketing costs as we pursue Non-Automotive opportunities.

Liquidity and Capital Resources

Sources of Liquidity; Liquidity Outlook

Our capital requirements will depend on many factors, including, but not exclusively, sales volume and timing of revenue, our efforts to establish and maintain a relationship with one or more Tier 1 automotive suppliers and the timing of any OEM design wins, our ability to effectively and efficiently manage our expenses, the timing and extent of spending to support R&D efforts, how quickly we can commercialize our products, and the market adoption of new and enhanced products and features. To date, our principal sources of liquidity have been the proceeds received from the issuance of equity.

Tumim Stone Transaction

In December 2021, we entered into a Purchase Agreement, with Tumim Stone Capital LLC, or Tumim Stone, pursuant to which we had the right, but not the obligation, to issue and sell to Tumim Stone over a 36-month period up to $125,000 of our common stock. On May 6, 2022, we filed a Registration Statement on Form S-1, which related to the offer and resale of up to 1,028,847 shares of our common stock to be purchased by Tumim Stone, pursuant to the Purchase Agreement. On July 24, 2024, this Purchase Agreement was terminated in conjunction with us entering into a Common Stock Purchase Agreement, or CSPA, with New Circle. In total, 996,866 shares were issued under the Tumim Stone Purchase Agreement for gross proceeds totaling $5,516.

Shelf Registration

On September 26, 2023, the U.S. Securities and Exchange Commission declared our Registration Statement on Form S-3 effective (the "Shelf"), which allows us to raise up to $200,000 in capital over the following three years. The use of the Shelf is subject to a limitation of one-third of our public float in any rolling twelve-month period, when our public float is below $75,000, which is referred to as the "baby shelf" rules. Since July 28, 2025, we have not been subject to the "baby shelf" rules. Since the Shelf was established, we have used the Shelf to register the shares sold in the May 29, 2024 Registered Direct Offering and the September 12, 2024 A.G.P. Transaction, both of which are further described below.

Dowslake Transaction

On May 10, 2024, we entered into a Securities Purchase Agreement with Dowslake Microsystems Corporation, or Dowslake, pursuant to which Dowslake agreed to purchase 330,823 shares of common stock for a purchase price of $854, which represents a per share purchase price of $2.58, and an unsecured promissory note in the principal amount of $146 for an aggregate purchase price of $1,000.

Registered Direct Offering

On May 29, 2024, we entered into a Securities Purchase Agreement with certain institutional investors pursuant to which we agreed to issue and sell, in a registered direct offering, an aggregate of 727,706 shares of common stock at a per share purchase price of $3.448 for gross proceeds of $2,509, before deducting estimated offering expenses payable by us.

New Circle Transaction

On July 25, 2024, we entered into a common stock purchase agreement with New Circle Principal Investments LLC, or New Circle, pursuant to which we have the right, but not the obligation, to sell to New Circle, and New Circle is obligated to purchase, up to $50,000 of our common stock. Such sales of common stock by us, if any, may occur from time to time at our sole discretion, over a 36-month period. In December 2025, we terminated the agreement with New Circle. The termination was part of our broader effort to simplify our capital structure and reduce the number of outstanding financing instruments, while consolidating our equity-financing capacity under our existing at-the-market facility, which we believe provides more operational flexibility and alignment with our long-term capital strategy. In total, we issued 8,980,713 shares of our common stock to New Circle under the agreement for gross proceeds totaling $27,754.

A.G.P. Transaction

On September 12, 2024, we entered into an At Market Issuance Sales Agreement with Alliance Global Partners, or A.G.P., pursuant to which we may issue and sell through A.G.P. up to $2,600 of our common stock from time to time through an "at-the-market" equity offering program. In December 2025, we increased the aggregate amount available under the ATM program to $125,000, following multiple prior increases since the original agreement was entered into. Such sales of common stock by us, if any, may occur from time to time at our sole discretion, over a 36-month period. As of December 31, 2025, we have sold 23,220,784 shares under the ATM Agreement for gross proceeds totaling $68,436 and have remaining availability of $56,564.

2025 Convertible Note

On January 2, 2025, we entered into a Securities Purchase Agreement to finance an aggregate principal amount of up to $3,240 with a certain institutional investor and issued (i) a senior unsecured convertible promissory note (the "2025 Note") for an aggregate purchase price of $3,000 and (ii) a warrant to purchase up to 805,263 shares of our common stock. The 2025 Note, subject to an original issue discount of 7.4%, had a term of eighteen months and accrued interest at the rate of 7.0% per annum. The 2025 Note was convertible into Common Stock, at a per share conversion price equal to $2.22, subject to adjustments noted in the 2025 Note. The Warrant had an exercise price of $2.22, and was exercisable after the six month and one day anniversary of its issuance (the "Initial Exercisability Date") until for four years following the Initial Exercisability Date. These warrants were exercised in full on July 28, 2025.

During the year ended December 31, 2025, the Company made total cash payments of $989. Additionally, $2,591 in aggregate principal and interest was converted into 2,405,573 shares of common stock. The 2025 Note was fully paid in 2025.

Capital Structure

During 2025, we undertook a concerted and disciplined effort to simplify and strengthen our capital structure. This included paying down outstanding debt obligations and eliminating certain legacy warrants that had been issued in prior financing transactions. These actions were intended to reduce overhang associated with historical instruments, streamline our equity structure, and improve our flexibility to utilize our at-the-market facility as our primary source of potential equity financing. We believe these steps position us with a cleaner and more efficient capital structure as we continue to fund operations and pursue commercialization of our products.

Until we are able to generate sufficient revenue from the sale of our products to cover operating expenses, working capital, and capital expenditures, we expect the funds raised in the transactions described earlier, and other potential sources of capital, are sufficient to fund our near-term cash needs. If we are required to raise additional funds by issuing equity securities, dilution of stockholders will result. Any debt securities issued may also have rights, preferences, and privileges senior to those of holders of our common stock. The terms of debt securities or borrowings could impose significant restrictions on our operations. We may also be unable to raise additional capital through the sale of securities and debt financing, or to do so on terms that are favorable to us, particularly given current capital market and overall macroeconomic conditions.

For the years ended December 31, 2025 and 2024, we had a net loss of $33,958 and $35,460, respectively. We expect that our expenses will continue to exceed our operating income and, as a result, we may need additional capital resources to fund our operations. We believe we currently have sufficient financial resources to fund our operating expenses, working capital, and capital expenditure requirements for a period of at least twelve months from the date of this Annual Report on Form 10-K. Our plans for the use of cash in the long-term (beyond twelve months from this Annual Report) are primarily related to funding operating expenses to support the continued development and commercialization of our products. For additional information regarding our cash requirements from contractual obligations, see Note 20 in the Notes to the Consolidated Financial Statements in Item 8 of Part II of this Annual Report on Form 10-K.

Cash Flow Summary

	Year ended December 31,	
	2025	2024
	(in thousands)	
Net cash provided by (used in):		
Operating activities	$ (27,777)	$ (26,620)
Investing activities	$ (30,798)	$ 7,744
Financing activities	$ 91,665	$ 10,060

Operating Activities

For the year ended December 31, 2025, net cash used in operating activities was $27,777. Factors affecting our operating cash flows during this period were a net loss of $33,958, a gain on termination of operating lease, net, of $1,014, partially offset by stock-based compensation of $5,522, change in fair value of convertible note and warrant liabilities of $1,895, debt issuance costs of $2,020, and common stock purchase agreement costs of $337. Within operating activities, the net changes in operating assets and liabilities were cash used of $2,553, primarily driven by increases in accounts receivable, inventories, and prepaid and other current assets of $68, $678, and $1,054, respectively, partially offset by a decrease in other noncurrent assets of $241. Further, cash used was also due to decreases in accrued expenses and other current liabilities of $767 and operating lease liabilities of $236.

For the year ended December 31, 2024, net cash used in operating activities was $26,620. Factors affecting our operating cash flows during this period were net loss of $35,460, amortization of premiums and accretion of discounts on marketable securities, net of change in accrued interest of $611, and gain on termination of operating lease, net, of $491, offset by stock-based compensation of $9,047, common stock purchase agreement costs of $1,124, noncash lease expense of $956, and depreciation and amortization of $129. Within operating activities, the net changes in operating assets and liabilities were cash used of $1,498, primarily driven by decreases in accrued expenses and other liabilities, operating lease liabilities and other noncurrent liabilities of $2,389, $955, and $345, respectively. Cash used was offset by cash provided by decreases in prepaid and other current assets, inventories, and other noncurrent assets of $1,490, $245, and $215, respectively, and an increase in accounts payable of $156.

Investing Activities

For the year ended December 31, 2025, net cash used in investing activities was $30,798. The primary factors affecting net cash used in investing activities during this period were purchases of marketable securities of $53,768, partially offset by proceeds from redemptions and maturities of marketable securities of $23,079.

For the year ended December 31, 2024, net cash provided by investing activities was $7,744. The primary factors affecting net cash provided by investing activities during this period were proceeds from redemptions and maturities of marketable securities of $32,426, partially offset by the purchases of marketable securities of $24,241 and purchases of property and equipment of $486.

Financing Activities

For the year ended December 31, 2025, net cash provided by financing activities was $91,665. The primary factors affecting our financing cash flows during this period were from proceeds from issuance of common stock under our common stock purchase agreements, proceeds from the issuance of convertible notes, and proceeds from the exercise of warrants of $90,961, $2,950 and $1,788, respectively. Cash provided by financing activities was partially offset by stock issuance costs related to the common stock purchase agreements, payments for convertible note redemptions, and transaction costs related to the issuance of convertible note of $1,835, $989, and $658, respectively.

For the year ended December 31, 2024, net cash provided by financing activities was $10,060. The primary factors affecting our financing cash flows during this period were proceeds from common stock purchase agreements of $11,080, partially offset by stock issuance costs related to common stock purchase agreements of $1,232.

Critical Accounting Policies and Estimates

Our consolidated financial statements are in accordance with GAAP. We are required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, the reported amounts of revenues and expenses during the reporting periods, fair value measures, and the related disclosures in the consolidated financial statements. Our actual results may differ significantly from these estimates due to changes in judgments, assumptions and conditions as a result of unforeseen events or otherwise, which could have a material impact on our financial position and results of operations. We believe our critical accounting policies involve the greatest degree of judgement and complexity and have the greatest potential impact on our consolidated financial statements.

Revenue

We recognize revenues from R&D and development arrangements with OEMs and suppliers to the OEMs and from the sale of products. Revenue represents the amount of expected consideration we are entitled to receive upon the transfer of promised goods or services in the ordinary course of our activities and is recorded net of sales taxes. We recognize revenue when performance obligations are satisfied by transferring control of a promised good or service to a customer. For performance obligations that are satisfied at a point in time, we also consider the following indicators to assess whether control of a promised good or service is transferred to the customer: (i) right to payment; (ii) transfer of legal title; (iii) physical possession; (iv) significant risks and rewards of ownership; and (v) acceptance of the goods or service. For performance obligations satisfied over time, we recognize revenue over time by measuring the progress toward complete satisfaction of a performance obligation.

The application of various accounting principles related to the measurement and recognition of revenue requires us to make judgments and estimates. Specifically, complex development arrangements with nonstandard terms and conditions may require relevant contract interpretation to determine the appropriate accounting treatment, including whether the promised goods and services specified in a multiple element arrangement are capable of being distinct and accounted for as separate performance obligations. Determining whether products or services are considered distinct performance obligations that should be accounted for separately versus together may sometimes require significant judgment. When a contract involves multiple performance obligations, we account for individual products and services separately if the customer can benefit from the product or service on its own or with other resources that are readily available to the customer and the product or service is separately identifiable from other promises in the arrangement. For multiple element arrangements, the transaction price is allocated to each performance obligation using the relative stand-alone selling price, or SSP. Judgment is required to determine SSP for each distinct performance obligation. We use a range of amounts to estimate SSP when products and services are sold separately. In instances where SSP is not directly observable, we determine SSP using information that may include other observable inputs, or use a residual approach to estimate the SSP for performance obligations where SSP is highly variable or uncertain. Changes in judgments with respect to these assumptions and estimates could impact the timing or amount of revenue recognition.

Recent Accounting Pronouncements

See Note 1 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.

We do not believe that inflation has had a material effect on our business, results of operations, or financial condition. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, results of operations or financial condition.

Interest Rate Risk

As of December 31, 2025, we had cash, cash equivalents, and marketable securities of $86,460, which consisted primarily of deposits in our bank accounts, money market funds, and marketable securities. Such interest-earning instruments carry a degree of interest rate risk. Our investment policy is focused on the preservation of capital and supporting our liquidity needs. We invest in highly rated securities, while limiting the amount of credit exposure to any one issuer other than the U.S. government. A hypothetical 10% change in interest rates would not have a material impact on our financial condition or results of operations due to the short-term nature of our cash, cash equivalents and marketable securities.

Credit Risk

Our concentration of credit risk is determined by evaluating each customer and each vendor that accounts for more than 10% of our accounts receivable and accounts payable, respectively. As of December 31, 2025, there were three customers each accounting for 10% or more of our accounts receivable and one vendor accounting for 10% or more of our accounts payable.

We perform credit evaluations as needed and generally do not require collateral for our customers. We analyze accounts receivable, historical percentages of uncollectible accounts, and changes in payment history when evaluating the adequacy of the allowance for doubtful accounts for potential credit losses on customers' accounts. For the years ended December 31, 2025 and 2024, we had write-offs of $2 and $70, respectively, and recorded a $2 and $35 provision for expected credit losses, respectively.

Foreign Currency Exchange Risk

Our foreign currency exchange gains and losses have been generated primarily from fluctuations in the euro versus the U.S. dollar. The functional currency of all our entities is the U.S. dollar. Monetary assets and liabilities and transactions denominated in currencies other than an entity's functional currency are remeasured into its functional currency using current exchange rates, whereas non-monetary assets and liabilities are remeasured using historical exchange rates. We recognize gains and losses from such remeasurements within interest income and other, or interest expense and other, as applicable on the consolidated statements of operations and comprehensive loss in the period of occurrence. We have in the past experienced, and in the future expect to experience, foreign currency exchange gains and losses on our non-functional currency-denominated balances. Foreign currency exchange gains and losses could have a material adverse effect on our business, operating results and financial condition. To date, we have not engaged in exchange rate hedging activities, and we do not expect to do so in the foreseeable future.

Item 8. Financial Statements and Supplementary Data

AEye, Inc.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and Board of Directors of AEye, Inc.
AEye, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of AEye, Inc. and subsidiaries (the "Company") as of December 31, 2025 and December 31, 2024, the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the accounting for and valuation of convertible debt
As discussed in Notes 1 and 9 to the consolidated financial statements, in January 2025, the Company entered into a Securities Purchase Agreement and issued (i) a senior unsecured convertible promissory note (the 2025 Note) for a principal amount of $3,240 thousand for an aggregate purchase price of $3,000 thousand and (ii) a warrant to purchase shares of the Company's common stock. The Company elected to apply the fair value option to measure the 2025 Note. As a result of this election, the 2025 Note was recorded as a liability at fair value and was remeasured at each reporting period, with changes in fair value recognized in change in fair value of convertible note and warrant liabilities on the consolidated statement of operations.

We identified the evaluation of the accounting for, and valuation of, the 2025 Note as a critical audit matter. A high degree of subjective and complex auditor judgment was required, including the involvement of professionals with specialized skills and knowledge, to evaluate the appropriate accounting treatment and fair value of the 2025 Note.

The following are the primary procedures we performed to address this critical audit matter. We involved professionals with specialized skills and knowledge in complex debt transactions, who assisted us in evaluating the Company's accounting assessment of the 2025 Note by inspecting the underlying agreements to identify relevant contract terms and evaluating whether the Company's accounting was in accordance with the technical accounting guidance. We involved valuation professionals with specialized skills and knowledge, who assisted us in evaluating the Company's fair value estimate for the 2025 Note by comparing it to an independently developed fair value estimate using publicly available data.

/s/ KPMG LLP

We have served as the Company's auditor since 2024.

Santa Clara, California
March 18, 2026

AEYE, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and par value)

	As of December 31,	
	2025	**2024**
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 43,356	$ 10,266
Marketable securities	43,104	12,012
Accounts receivable, net	77	11
Inventories, net	1,015	176
Prepaid and other current assets	2,081	2,706
Total current assets	89,633	25,171
Right-of-use assets	441	652
Property and equipment, net	577	605
Other noncurrent assets	242	692
Total assets	$ 90,893	$ 27,120
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 3,615	$ 3,598
Accrued expenses and other current liabilities	4,957	7,709
Total current liabilities	8,572	11,307
Operating lease liabilities, noncurrent	235	479
Convertible note	146	146
Other noncurrent liabilities	598	64
Total liabilities	9,551	11,996
COMMITMENTS AND CONTINGENCIES (Note 20)		
STOCKHOLDERS' EQUITY:		
Preferred stock—$0.0001 par value: 1,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock—$0.0001 par value: 600,000,000 shares authorized; 45,169,913 and 13,734,160 shares issued and outstanding at December 31, 2025 and 2024	4	1
Additional paid-in capital	488,361	388,213
Accumulated other comprehensive income	30	5
Accumulated deficit	(407,053)	(373,095)
Total stockholders' equity	81,342	15,124
Total liabilities and stockholders' equity	$ 90,893	$ 27,120

The accompanying notes are an integral part of these consolidated financial statements.

AEYE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except share and per share data)

	Year Ended December 31,	
	2025	**2024**
Revenue	$ 233	$ 202
Cost of revenue	554	778
Gross loss	(321)	(576)
OPERATING EXPENSES:		
Research and development	13,937	16,389
Sales and marketing	2,546	551
General and administrative	14,927	18,312
Total operating expenses	31,410	35,252
LOSS FROM OPERATIONS	(31,731)	(35,828)
OTHER INCOME (EXPENSE):		
Change in fair value of convertible note and warrant liabilities	(1,895)	—
Interest income and other	1,991	799
Interest expense and other	(2,312)	(433)
Total other income (expense), net	(2,216)	366
Loss before income tax	(33,947)	(35,462)
Provision (benefit) for income tax	11	(2)
Net loss	$ (33,958)	$ (35,460)
Change in net unrealized gain (loss) on available-for-sale securities, net of tax	25	(5)
Comprehensive loss	$ (33,933)	$ (35,465)
PER SHARE DATA		
Net loss per common share (basic and diluted)	$ (1.47)	$ (4.89)
Weighted average common shares outstanding (basic and diluted)	23,128,082	7,253,683

The accompanying notes are an integral part of these consolidated financial statements.

AEYE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands, except share data)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
BALANCE—December 31, 2024	—	$ —	13,734,160	$ 1	$ 388,213	$ 5	$ (373,095)	$ 15,124
Stock-based compensation	—	—	—	—	5,522	—	—	5,522
Issuance of common stock upon vesting of restricted stock units	—	—	1,287,583	—	—	—	—	—
Taxes related to net share settlement of equity awards	—	—	(557,230)	—	(643)	—	—	(643)
Issuance of common stock under the Common Stock Purchase Agreements	—	—	27,347,167	3	89,279	—	—	89,282
Transaction costs related to the Common Stock Purchase Agreements	—	—	—	—	(1,408)	—	—	(1,408)
Conversions of convertible note into common stock	—	—	2,405,573	—	2,591	—	—	2,591
Issuance of common stock through exercise of convertible note warrants	—	—	805,263	—	4,716	—	—	4,716
Issuance of common stock through the Employee Stock Purchase Plan	—	—	147,397	—	91	—	—	91
Other comprehensive income, net of tax	—	—	—	—	—	25	—	25
Net loss	—	—	—	—	—	—	(33,958)	(33,958)
BALANCE—December 31, 2025	—	$ —	45,169,913	$ 4	$ 488,361	$ 30	$ (407,053)	$ 81,342

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
BALANCE—December 31, 2023	—	$ —	6,310,090	$ 1	$ 366,647	$ 10	$ (337,635)	$ 29,023
Stock-based compensation	—	—	—	—	9,047	—	—	9,047
Issuance of common stock upon exercise of stock options	—	—	44,255	—	134	—	—	134
Issuance of common stock upon vesting of restricted stock units	—	—	558,223	—	—	—	—	—
Taxes related to net share settlement of equity awards	—	—	(137,803)	—	(161)	—	—	(161)
Issuance of common stock under the Common Stock Purchase Agreement	—	—	6,852,059	—	13,041	—	—	13,041
Stock issuance costs related to the Common Stock Purchase Agreement	—	—	—	—	(588)	—	—	(588)
Issuance of common stock through the Employee Stock Purchase Plan	—	—	107,336	—	93	—	—	93
Other comprehensive loss, net of tax	—	—	—	—	—	(5)	—	(5)
Net loss	—	—	—	—	—	—	(35,460)	(35,460)
BALANCE—December 31, 2024	—	$ —	13,734,160	$ 1	$ 388,213	$ 5	$ (373,095)	$ 15,124

The accompanying notes are an integral part of these consolidated financial statements.

AEYE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,	
	2025	**2024**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (33,958)	$ (35,460)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	155	129
Gain on sale of property and equipment, net	—	(12)
Noncash lease expense relating to operating lease right-of-use assets	211	956
Gain on termination of operating lease, net	(1,014)	(491)
Common stock purchase agreement costs	337	1,124
Debt issuance costs	2,020	—
Gain on extinguishment of warrant	(64)	—
Inventory write-downs, net of scrapped inventory	48	161
Change in fair value of convertible note and warrant liabilities	1,895	—
Stock-based compensation	5,522	9,047
Amortization of premiums and accretion of discounts on marketable securities, net of change in accrued interest	(378)	(611)
Expected credit losses, net of write-off	2	35
Changes in operating assets and liabilities:		
Accounts receivable, net	(68)	85
Inventories, current and noncurrent, net	(678)	245
Prepaid and other current assets	(1,054)	1,490
Other noncurrent assets	241	215
Accounts payable	9	156
Accrued expenses and other current liabilities	(767)	(2,389)
Operating lease liabilities	(236)	(955)
Other noncurrent liabilities	—	(345)
Net cash used in operating activities	(27,777)	(26,620)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(109)	(486)
Proceeds from sale of property and equipment	—	45
Proceeds from redemptions and maturities of marketable securities	23,079	32,426
Purchases of marketable securities	(53,768)	(24,241)
Net cash provided by (used in) investing activities	(30,798)	7,744
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from exercise of stock options	—	134
Proceeds from the issuance of convertible notes	2,950	146
Payments for convertible note redemptions	(989)	—
Transaction costs related to issuance of convertible note	(658)	—
Taxes paid related to the net share settlement of equity awards	(643)	(161)
Proceeds from issuance of common stock under the Common Stock Purchase Agreements	90,961	11,080
Stock issuance costs related to the Common Stock Purchase Agreements	(1,835)	(1,232)
Proceeds from exercise of warrant	1,788	—
Proceeds from issuance of common stock through the Employee Stock Purchase Plan	91	93
Net cash provided by financing activities	91,665	10,060
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	33,090	(8,816)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—Beginning of period	10,266	19,082
CASH AND CASH EQUIVALENTS—End of period	$ 43,356	$ 10,266
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for interest	$ —	$ —
Cash paid (refunded) for income taxes, net	58	(2)
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:		
Noncash debt issuance costs	$ 1,362	$ —
Stock issuance costs included in accounts payable and accrued liabilities	108	198
Purchases of property and equipment included in accounts payable and accrued liabilities	18	—
Operating lease liabilities extinguished upon termination of lease	—	16,325
Operating lease right-of-use asset derecognized upon termination of lease	—	10,371
Operating lease right-of-use assets obtained in exchange for lease obligation	—	753
Stock issuance costs through issuance of common stock	—	282
Proceeds from issuance of common stock in prepaid and other current assets	—	1,679

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands, except share and per share data or otherwise stated)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AEye, Inc. and its wholly owned subsidiaries (the "Company" or "AEye") is a provider of physical AI sensing solutions built on high-performance, active lidar systems for vehicle autonomy, advanced driver-assistance systems, or ADAS, robotic vision applications and a range of Non-Automotive applications. Our physical AI approach combines software-defined sensing with adaptive perception capabilities that enable machines to interpret and respond to complex physical environments in real time. Our proprietary Intelligent Sensing Platform incorporates a solid-state, software-definable active lidar sensor; an adaptive SmartScan architecture that dynamically adjusts scan patterns for different scenes and targets; and a signal-processing pipeline designed to deliver precise measurements and imaging for safety-critical use cases. This platform is designed to support a broad set of markets beyond passenger vehicles, including rail, aerospace and defense, smart infrastructure, and security, where long-range performance, environmental robustness, and software-based configurability are key requirements.

AEye, formerly known as CF Finance Acquisition Corp. III, ("CF III"), was originally incorporated in Delaware on March 15, 2016 under the name CF SPAC Re Inc. On February 17, 2021, AEye Technologies, Inc., then known as AEye, Inc., entered into an Agreement and Plan of Merger with CF III. Based on CF III's business activities, it was a "shell company" as defined under the Securities Exchange Act of 1934, as amended. On August 16, 2021, the business combination contemplated by the Agreement and Plan of Merger was closed and CF III changed its name to AEye, Inc.

The Company's common stock and public warrants are listed on the Nasdaq Stock Market LLC ("Nasdaq") under the symbols "LIDR" and "LIDRW," respectively. Unless otherwise specified, "we," "us," "our," "AEye," and the "Company" refers to AEye, Inc. and its wholly owned subsidiaries.

Principle of Consolidation and Liquidity

The accompanying consolidated financial statements include the accounts of AEye, Inc. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The Company has funded its operations primarily through the issuances of common stock. Since its inception, the Company has incurred net losses and negative cash flows from operations and expects to incur additional operating losses and negative operating cash flows as management continues to focus on achieving commercialization of its lidar solutions and execute on its strategic initiatives. As of December 31, 2025, the Company's existing sources of liquidity included cash, cash equivalents, and marketable securities of $86,460. Management believes that the Company has sufficient financial resources to fund operations and meet its capital requirements and anticipated obligations as they come due in the next twelve months from the date of issuance of these consolidated financial statements.

Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include lease termination liability, write-downs of inventory to the lower of cost or net realizable value, investments, embedded derivative and warrant liabilities, stock-based compensation, and convertible notes.

Cash, Cash Equivalents, and Marketable Securities

The Company considers all highly liquid investments, such as treasury bills, commercial paper, certificates of deposit, and money market instruments with maturities of three months or less at the time of acquisition to be cash equivalents. Cash equivalents primarily consist of amounts held in interest-bearing money market accounts that are readily convertible to cash. Cash equivalents are stated at cost, which approximates fair market value.

Marketable securities have been classified as available-for-sale and are carried at estimated fair value as determined based upon quoted market prices or pricing models for similar securities. Unrealized gains and losses in fair value of the available-for-sale ("AFS") debt securities are reported in other comprehensive income (loss). When the AFS debt securities are sold, cost is based on the specific identification method, and the realized gains and losses are included in other income (expense), net in the consolidated statements of operations and comprehensive loss. The Company determines the appropriate classification of its investments at the time of purchase and reevaluates such designation at each balance sheet date. The Company considers all AFS debt securities as available for use to support current operations, including those with maturity dates beyond one year and are classified as current assets under marketable securities in the accompanying consolidated balance sheets. AFS debt securities included in marketable securities on the consolidated balance sheets consist of securities with original maturities greater than three months at the time of purchase. Interest on marketable securities is included within interest income and other on the consolidated statements of operations. Amortization of premiums and accretion of discounts are included within interest expense and other on the consolidated statements of operations.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents, and marketable securities, and accounts receivable, net. The Company places its cash and cash equivalents with major financial institutions, which management assesses to be of high credit quality, to limit the exposure of each investment. The Company's marketable securities have investment grade ratings when purchased which mitigates risk.

The Company's accounts receivable, net are derived from customers located in the U.S., Europe, and Asia-Pacific. The Company mitigates its credit risks by performing ongoing credit evaluations of its customers' financial conditions. The Company generally does not require collateral.

The Company's concentration of risk related to accounts receivable and accounts payable was determined by evaluating the number of customers and vendors accounting for 10% or more of accounts receivable ("AR") and accounts payable ("AP"). As of December 31, 2025, the Company had three customers, each accounting for 10% or more of AR and one vendor accounting for 10% or more of AP. As of December 31, 2024, the Company had four customers, each accounting for 10% or more of AR and one vendor accounting for 10% or more of AP.

For the years ended December 31, 2025 and 2024, revenue from the Company's major customers representing 10% or more of total revenue was as follows:

| | Year ended December 31, | |
	2025	2024
Customer A	27%	*
Customer B	15%	*
Customer C	12%	*
Customer D	10%	*
Customer E	*	50%
Customer F	*	32%

*Customer accounted for less than 10% of total revenue in the period.

Fair Value of Financial Instruments

The Company defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or liability. For additional discussion on fair value of financial instruments, see Note 2.

Derivatives

The Company accounts for derivative instruments in accordance with the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 815, *Derivatives and Hedging* ("ASC 815"). The Company's objectives and strategies for using derivative instruments, and how the derivative instruments and related hedged items are accounted for affect the financial statements.

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risk. Terms of convertible debt instruments are reviewed to determine whether they contain embedded derivative instruments that are required under ASC 815 to be accounted for separately from the host contract and recorded on the consolidated balance sheets at fair value.

An evaluation of specifically identified conditions is made to determine whether the fair value of the derivative issued is required to be classified as equity or as a derivative liability. The fair value of derivative liabilities is required to be revalued at each reporting date, with corresponding changes in fair value recorded in current period operating results. For additional discussion of derivatives, see Note 2.

Accounts Receivable, net

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows.

If necessary, accounts receivable are reduced by a provision for expected credit losses, which is the Company's best estimate of the amount of credit losses inherent in its existing accounts receivable. The Company reviews the provision quarterly based on historical experience with each customer and the specifics of each arrangement. During the years ended December 31, 2025 and 2024, the Company had write-offs of $2 and $70, respectively. There are no provisions for credit losses as of December 31, 2025 and 2024.

Inventories, net

Inventories consist of raw materials, work in progress, and finished goods. Inventories are stated at the lower of cost and net realizable value and costs are computed under the standard cost method. Inventories that are not expected to be consumed in the next 12 months are classified within Other noncurrent assets. Inventory cost consists of the associated raw material, direct labor, indirect labor and other overhead costs. The Company evaluates the need for inventory write-downs associated with obsolete, slow moving, and non-sellable inventory by reviewing estimated net realizable values on a periodic basis and records a provision for excess and obsolete inventory to adjust the carrying value of inventory as needed.

Property and Equipment, net

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 2 to 7 years. Leasehold improvements are amortized over the shorter of the lease term or expected useful life of the improvements. Construction in progress is the construction or development of property and equipment that have not yet been placed in service. Maintenance and repairs are charged to expense as incurred, and improvements are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the consolidated balance sheet and any resulting gain or loss is reflected in the consolidated statements of operations and comprehensive loss in the period realized.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the test for recoverability identifies a possible impairment, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The fair value is calculated based on estimated salvage value, estimated orderly liquidation value, or a value-in-use approach depending on the asset's highest and best use. When an impairment loss is recognized for assets to be held and used, the adjusted carrying amount of the long-lived asset becomes its new cost basis which is depreciated over the asset's remaining useful life. No impairment charges were recorded for the years ended December 31, 2025 and 2024.

Warrant Liability

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and applicable authoritative guidance. The warrants assumed in connection with the 2022 convertible note, the 2025 convertible note, and the warrants issued in connection with the lease settlement are accounted for in accordance with ASC 815-40, *Derivatives and Hedging—Contracts in Entity's Own Equity*, under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. The Private Placement Warrants issued in connection with the business combination are classified as liabilities. The Company adjusts the warrants to fair value at each reporting period. The warrant liabilities are subject to remeasurement at each balance sheet date until exercised, and any change in fair value is recognized in the consolidated statements of operations.

Leases

The Company determines if an arrangement is or contains a lease at inception. The Company evaluates the classification of leases at commencement, and, as necessary, at modification. Operating leases, consisting of office leases, are included in Right-of-Use ("ROU") assets, Accrued expenses and other current liabilities, and Operating lease liabilities, non-current, on the Company's consolidated balance sheets. The Company did not have any finance leases as of December 31, 2025 and 2024. ROU assets represent the Company's right to an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The operating lease ROU asset also includes any lease payments made prior to lease commencement and initial direct costs and excludes lease incentives. Variable lease payments not dependent on an index or a rate are expensed as incurred and are not included within the ROU asset and lease liability calculation. Variable lease payments primarily include reimbursements of costs incurred by lessors for common area maintenance and utilities. As most of the Company's leases do not include an implicit rate, the Company uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date in determining the present value of future payments. The incremental borrowing rate is a hypothetical rate based on the Company's understanding of what its credit rating would be for a secured borrowing when the lease was executed. The Company's lease term includes the non-cancelable period, any rent-free periods provided by the lessor, and options to extend or terminate the lease when it is reasonably certain that it will exercise that option. At lease inception, and in subsequent periods as necessary, the Company estimates the lease term based on its assessment of extension and termination options that are reasonably certain to be exercised. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term and is included in operating expenses on the consolidated statements of operations and comprehensive loss. The Company elected to exclude from its balance sheets recognition of leases having a term of 12 months or less (short-term leases) and elected to not separate lease components and non-lease components for its long-term real estate leases.

Convertible Notes

The Company adopted Accounting Standards Update ("ASU") 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible instruments and Contracts in an Entity's Own Equity ("ASU 2020-06"). The Company elected to apply the fair value measurement option to the 2022 convertible note and the 2025 convertible note on the dates that the Company first recognized the respective convertible note in the consolidated balance sheets. The Company acknowledges that its election to apply the fair value option is irrevocable. As of December 31, 2025, the 2022 convertible note and the 2025 convertible note have no outstanding principal balance, as all outstanding principal and accrued interest has been fully settled. Changes in fair value were recorded in the consolidated statements of operations and changes in fair value related to credit risk are recorded in other comprehensive loss. The Company reported interest expense, including accrued interest, related to this convertible debt under the fair value option, within the change in fair value of convertible notes in the consolidated statement of operations.

Revenue Recognition

The Company generates revenues from the sale of products and from development arrangements with companies in both the Automotive and Non-Automotive markets. Under FASB ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606"), the Company accounts for such arrangements as contracts with customers and accordingly recognizes revenue by applying the following steps:

- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, the Company satisfies a performance obligation

Revenue from the sale of products is generally recognized at a point in time when control of the goods is transferred. Certain sales contracts include services to install and commission or customize the product for customers. Revenues from these services are categorized as product revenue and recognized either over time as the services are being performed, or at a point in time, depending on the nature of the services and whether the criteria for recording revenue over time are met in accordance with ASC 606.

Revenue from development arrangements is either recognized at a point in time or over time depending on the performance obligations in the contract. For performance obligations that are satisfied over time, such as services which require engineering and development based on customer requirements, the Company recognizes revenue using an input method based on contract costs incurred to date compared to total estimated contract costs.

See Note 16, Revenue, for additional information related to the application of ASC 606 to the Company's primary revenue streams.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of operations and comprehensive loss.

Arrangements with Multiple Performance Obligations

When a contract involves multiple performance obligations, the Company accounts for individual products and services separately if the customer can benefit from the product or service on its own or with other resources that are readily available to the customer and the product or service is separately identifiable from other promises in the arrangement. The consideration is allocated between separate performance obligations in proportion to their estimated standalone selling price (SSP). The SSP reflects the price the Company would charge for a specific product or service if it were sold separately in similar circumstances and to similar customers. If the selling price is not directly observable, the Company determines SSP using information that may include other observable inputs, such as the cost plus margin approach, to estimate SSP. In instances where SSP is not directly observable, the Company determines SSP using information that may include other observable inputs such as expected costs plus margin, or uses the residual approach for performance obligations whose SSP is highly variable or uncertain.

The Company provides standard product warranties for a term of typically 90 days to one year to ensure that its products comply with agreed-upon specifications. Standard warranties are considered to be assurance type warranties and are not accounted for as separate performance obligations. Estimated future warranty costs are accrued and charged to cost of sales in the period that the related revenue is recognized. These estimates are based on historical warranty experience and any known or expected changes in warranty exposure, such as trends of product reliability and costs of repairing and replacing defective products. The Company assesses the adequacy of its recorded warranty liabilities on a quarterly basis and adjusts the amounts as necessary. Warranty costs are included within accrued expenses and other liabilities on the consolidated balance sheets. Refer to Note 8 for further information on warranty reserve amounts.

Other Policies, Judgments and Practical Expedients

Contract assets and liabilities. Contract assets primarily represent revenues recognized for performance obligations that have been satisfied but for which amounts have not been billed. Contract liabilities relate to deferred revenue. Deferred revenue consists of amounts that have been invoiced and/or cash received but for which revenue has not been earned. This generally includes unrecognized revenue balances for development arrangements. Deferred revenue that will be realized during the succeeding 12-month period is recorded within current liabilities and the remaining deferred revenue is recorded as noncurrent liabilities. The Company did not have any contract assets or contract liabilities as of December 31, 2025.

Right of return. The Company's general terms and conditions for its contracts do not contain a right of return that allows the customer to return products and receive a credit. Therefore, the Company does not estimate returns and generally recognizes revenue at contract price upon product shipment or delivery.

Significant financing component. In certain arrangements, the Company receives payment from a customer either before or after the performance obligation has been satisfied. The expected timing difference between the payment and satisfaction of performance obligations for all of the Company's contracts is one year or less; therefore, the Company applies a practical expedient and does not consider the effects of the time value of money on transaction price. The Company's contracts with customer prepayment terms do not include a significant financing component because the primary purpose is not to receive financing from the customers. The Company did not have any outstanding receivables with financing components as of December 31, 2025.

Contract modifications. The Company may modify contracts to offer customers additional products or services. Each of the additional products and services are generally considered distinct from those products or services transferred to the customer before the modification. The Company evaluates whether the contract price for the additional products and services reflects the standalone selling price as adjusted for facts and circumstances applicable to that contract. In these cases, the Company accounts for the additional products or services as a separate contract. In other cases where the pricing in the modification does not reflect the standalone selling price as adjusted for facts and circumstances applicable to that contract, the Company accounts for the additional products or services as part of the existing contract primarily on a prospective basis.

Judgments and estimates. Accounting for contracts recognized over time under ASC 606 involves the use of various techniques to estimate total contract revenue and costs. Due to uncertainties inherent in the estimation process, it is possible that estimates of costs to complete a contract will be revised in the near term. The Company reviews and updates its contract-related estimates quarterly, and records adjustments as needed. For those performance obligations for which revenue is recognized using a cost-to-cost input method, changes in total estimated costs, and related progress towards complete satisfaction of the performance obligation, are recognized in the period in which the revisions to the estimates are made.

Cost of Revenue

Cost of revenue primarily consists of costs directly associated with the production of lidar units that are held for sale and certain costs associated with development arrangements. Such costs for product are direct materials, direct labor, indirect labor, inventory write-downs, losses on purchase commitments, warranty expense, and allocation of overhead. Direct and indirect labor includes personnel-related costs and packaging and procurement respectively associated with the production of lidar units. Other costs such as indirect manufacturing costs are recognized in research and development and general and administrative expenses on the consolidated statements of operations and comprehensive loss. Costs associated with development arrangements include the direct costs and allocation of overhead costs involved in the execution of the contract.

Research and Development Expenses

Research and development expenses include personnel costs (including salaries, benefits, bonuses, and stock-based compensation), new hardware and software materials to the extent no future economic benefits are expected, other related expenses such as lab equipment, third party development-related contractors, and allocated overhead expenses. Substantially all the R&D expenses are related to the development of new products and services, including contract development expenses. They are expensed as incurred and included in the consolidated statements of operation and comprehensive loss.

Stock-Based Compensation

The Company accounts for stock-based compensation by measuring and recognizing compensation expense for all share-based awards based on estimated grant-date fair values. The Company uses the straight-line attribution method to allocate compensation cost to reporting periods over each awardee's requisite service period, which is generally the vesting period of the award. The Company measures nonemployee awards at the date of grant, which generally is the date at which a grantor and a grantee reach a mutual understanding of the key terms and conditions of a share-based payment award. The Company's policy is to recognize the effect of forfeitures in the period they occur. The grant-date fair value of the restricted stock units, or "RSUs," is equal to the fair market value of the Company's common stock on the grant date. The grant-date fair value for stock options and stock purchase rights under the employee stock purchase plan ("ESPP") is estimated using the Black-Scholes option-pricing model. The grant-date fair value for RSUs with an associated market condition is estimated using the Monte-Carlo simulation model. Both the Black-Scholes option-pricing model and the Monte-Carlo simulation model require the input of subjective assumptions, including the award's expected term and the price volatility of the underlying stock.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset valuation allowance would be made to reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with FASB ASC Topic 740, *Income Taxes* ("ASC 740") on the basis of a two-step process in which determinations are made (1) whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income tax expense in the accompanying consolidated statements of operations and comprehensive loss. Accrued interest and penalties are included in accrued expenses and other current liabilities in the consolidated balance sheets. As of and for the year ended December 31, 2025 and 2024, there were no interest or penalties recorded.

Net Loss per Share

Basic net loss per share is computed using net loss available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted net loss per share reflects the dilutive effects of stock options, restricted stock units, preferred stock, stock to be issued under the ESPP, convertible notes, and warrants outstanding during the period to the extent such securities would not be anti-dilutive and is determined using the if-converted and treasury stock methods.

The Company calculates weighted average number of common shares outstanding during the period using the Company's common stock outstanding.

Basic and diluted net loss per share attributable to common stockholders was the same for all periods presented as the inclusion of all potentially dilutive securities outstanding was anti-dilutive, as AEye is currently operating in a net loss position.

Comprehensive Income (Loss)

Comprehensive income (loss) includes all changes in equity (net assets) from non-owner sources during a period and net unrealized gains (losses) on available-for-sale debt securities.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses*, which requires annual and interim disclosure of disaggregated disclosures of certain costs and expenses on the income statement. The standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. Amendments are applied on a prospective basis with retrospective application permitted. The Company is currently evaluating the impact of this guidance.

Recently Adopted Accounting Pronouncements

The Company adopted, ASU 2023-09, *Income Taxes (Topic 740) - Improvements to Income Tax Disclosures,* in the fourth quarter of 2025. The amendments in this update require public entities to increase the transparency and usefulness of income tax information through improvements to the income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The adoption of this guidance resulted in incremental disclosures in the Company's consolidated financial statements.

2. FAIR VALUE MEASUREMENTS

The fair value of the Company's financial assets and liabilities is determined in accordance with the fair value hierarchy established in FASB ASC Topic 820, *Fair Value Measurements and Disclosures* ("ASC 820"). ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy of ASC 820 requires an entity to maximize the use of observable inputs when measuring fair value and classifies those inputs into three levels:

Level 1—Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs, other than Level 1 inputs, which are observable either directly or indirectly or can be corroborated by observable market data using quoted prices for similar assets or liabilities.

Level 3—Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company's financial instruments that are not remeasured at fair value include accounts receivable, prepaid and other current assets, accounts payable, accrued expenses, other current and noncurrent liabilities, and the noncurrent convertible note. The carrying values of these financial instruments approximate their fair values.

The Company's financial assets and liabilities measured at fair value on a recurring basis and the level of inputs used for such measurements were as follows (in thousands):

| | **Fair Value Measured as of December 31, 2025 Using:** | | | | |
	Adjusted Cost	**Unrealized gains**	**Fair Value**	**Cash and Cash Equivalent**	**Marketable Securities**
Assets					
Level 1					
Money market funds	$ 42,718	$ —	$ 42,718	$ 42,718	$ —
Level 2					
Corporate bonds	19,620	13	19,633	—	19,633
Commercial paper	7,531	3	7,534	—	7,534
U.S. Government securities	8,003	9	8,012	—	8,012
Agency bonds	2,018	—	2,018	—	2,018
Asset backed securities	5,902	5	5,907	—	5,907
Total financial assets	$ 85,792	$ 30	$ 85,822	$ 42,718	$ 43,104
Liabilities					
Level 2					
Private placement warrant liability	$ —	$ —	$ —	$ —	$ —
Level 3					
Derivative warrant liability	—	—	560	—	—
Total financial liabilities	$ —	$ —	$ 560	$ —	$ —

| | **Fair Value Measured as of December 31, 2024 Using:** | | | | |
	Adjusted Cost	**Unrealized gains**	**Fair Value**	**Cash and Cash Equivalent**	**Marketable Securities**
Assets					
Level 1					
Money market funds	$ 6,965	$ —	$ 6,965	$ 6,965	$ —
Level 2					
Corporate bonds	9,660	4	9,664	—	9,664
Commercial paper	945	—	945	—	945
U.S. Government securities	1,402	1	1,403	—	1,403
Total financial assets	$ 18,972	$ 5	$ 18,977	$ 6,965	$ 12,012
Liabilities					
Level 2					
Private placement warrant liability	$ —	$ —	$ —	$ —	$ —
Level 3					
Derivative warrant liability	—	—	26	—	—
Total financial liabilities	$ —	$ —	$ 26	$ —	$ —

The Company's financial assets and liabilities subject to fair value procedures were comprised of the following:

Money Market Funds: The Company holds financial assets consisting of money market funds. These securities are valued using observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Marketable Securities: The Company holds financial assets consisting of fixed-income U.S. government securities, corporate bonds, commercial paper, agency bonds, and asset-backed securities. The securities are valued using prices from independent pricing services based on quoted prices of identical instruments in less active or inactive markets. Additionally, quoted prices of similar instruments in active market or industry models using data inputs such as interest rates and prices that can be directly observed or corroborated in active markets are used to value marketable securities.

Derivative Warrant Liability: On September 15, 2022, the Company entered into a convertible note agreement with a face value of $10,500 (the "2022 Note"). The Company issued warrants as part of the 2022 Note. The warrants are recorded on the consolidated balance sheets at fair value. The fair value is based on unobservable inputs, which represent Level 3 measurements within the fair value hierarchy. The fair value estimate of the warrants was based on a Monte-Carlo simulation model. Inherent in a Monte-Carlo simulation model are assumptions related to price, volatility, risk-free interest rate, term to expiration, and dividend yield. The price is based on the publicly traded price of the Company's common stock as of the measurement date. The Company estimated the volatility for the warrants based on the historical and implied volatilities of the Company's publicly traded common stock. The risk-free interest rate is based on interpolated U.S. Treasury rates, commensurate with a similar term to the warrants. The term to expiration was calculated as the contractual term of the warrants of five years. Finally, the Company does not currently anticipate paying a dividend. Any changes in these assumptions can change the valuation significantly. Changes in fair value are recognized in other income (expense) for each reporting period. Derivative Warrant Liability was included within other noncurrent liabilities on the consolidated balance sheets. These warrants were cancelled on July 28, 2025.

In January 2025, the Company entered into a convertible note agreement with a face value of $3,000 (the "2025 Note"). The Company issued a warrant to purchase up to 805,263 shares of the Company's common stock. The warrant was recorded on the accompanying consolidated balance sheet at fair value. The fair value is based on unobservable inputs, which represent Level 3 measurements within the fair value hierarchy. The fair value estimate of the warrant was based on a Black-Scholes model. Inherent in a Black-Scholes model are assumptions related to price, volatility, risk-free interest rate, term to expiration, and dividend yield. Changes in fair value were recognized in other income (expense) for each reporting period. Derivative Warrant Liability was included within other noncurrent liabilities on the consolidated balance sheets. These warrants were exercised in full on July 28, 2025.

In August 2025, in connection with the lease settlement (see Note 5 for details of the settlement), the Company issued warrants, which are recorded on the accompanying consolidated balance sheets at fair value. The fair value is based on unobservable inputs, which represent Level 3 measurements within the fair value hierarchy. The fair value estimate of the warrants was based on a Black-Scholes model. Inherent in a Black-Scholes model are assumptions related to price, volatility, risk-free interest rate, term to expiration, and dividend yield. Changes in fair value are recognized in other income (expense) for each reporting period. Derivative Warrant Liability is included within other noncurrent liabilities on the consolidated balance sheets.

Private Placement Warrant Liability: The Private Placement Warrants are recorded on the consolidated balance sheets at fair value. The fair value is based on observable Level 2 inputs, specifically, the observable input of the Company's public warrants, as terms of both warrants are substantially similar. Any changes in the fair value of the liability are reflected in other income (expense), net, on the consolidated statements of operations and comprehensive loss. Private Placement Warrant liability is included within other noncurrent liabilities on the consolidated balance sheets.

For the years ended December 31, 2025 and 2024, there were no transfers between Level 1 and Level 2 inputs.

The following table presents a summary of the changes in fair value of the Company's Level 3 financial instruments for the year ended December 31, 2025 (in thousands):

	Derivative Warrant Liability	2025 Note	Total
Balance at December 31, 2024	$ 26	$ —	26
Additions	1,945	3,266	5,211
Change in fair value included in other income (expense), net	1,581	314	1,895
Payments and conversions	—	(3,580)	(3,580)
Extinguishment and exercise	(2,992)	—	(2,992)
Balance at December 31, 2025	$ 560	$ —	$ 560

The key inputs into the Black-Scholes model for the derivative warrant issued as a result of the lease settlement valued at December 31, 2025 are as follows:

	December 31, 2025
Expected term (years)	4.7
Expected volatility	140.0%
Risk-free interest rate	3.7%
Dividend yield	—%
Exercise price	$ 2.22

If factors or assumptions change, the estimated fair values could be materially different. The value of the Company's derivative warrant liabilities would increase if a higher risk-free interest rate was used and would decrease if a lower risk-free interest rate was used. Similarly, a higher volatility assumption would increase the value of the liabilities, and a lower volatility assumption would decrease the value of the liabilities.

3. INVENTORIES

Inventory, net of write-downs, as of December 31, 2025 and 2024 were as follows (in thousands):

	As of December 31,	
	2025	2024
Raw materials	$ 826	$ 158
Work in-process	78	—
Finished goods	111	18
Total inventory, net	$ 1,015	$ 176

The Company also had $0 and $209 of noncurrent inventory (raw materials), net of write-downs, classified within other noncurrent assets on the consolidated balance sheet as of December 31, 2025 and 2024, respectively.

4. PREPAID AND OTHER CURRENT ASSETS

Prepaid and other current assets as of December 31, 2025 and 2024 were as follows (in thousands):

	As of December 31,	
	2025	2024
Prepaid expenses	$ 2,022	$ 966
Receivable for issuance of common stock	—	1,679
Other	59	61
Total prepaid and other current assets	$ 2,081	$ 2,706

5. LEASES

The Company leases office facilities in Northern California under non-cancelable operating leases. In July 2024, the Company entered into two new long-term leases, one of which the Company uses as its headquarters, which was amended in February 2026 to extend the term and add additional square footage.

Some of the Company's leases include options to renew, with renewal terms that, if exercised by the Company, extend the lease term for five years. The exercise of these renewal options is at the Company's discretion. The Company's lease agreements do not contain any material terms and conditions of residual value guarantees or material restrictive covenants. The Company's short-term lease expense was determined to not be material.

On November 14, 2023, the Company assigned an operating lease resulting in the Company being relieved of its primary obligation under this lease. As a result of the lease assignment, a new tenant assumed the primary obligation under the lease, with the Company becoming secondarily liable. If the new tenant should fail to perform under the lease, the Company could be liable to fulfill any remaining lease obligations. The lease had a remaining term of 1.7 years as of December 31, 2025 with the Company serving as guarantor for the remaining term. The resulting maximum exposure includes $166 of undiscounted future minimum lease payments plus potential additional payments to satisfy maintenance, taxes, and insurance requirements for the remainder of the lease term.

In August 2024, one of the Company's existing leases, originally set to expire on November 30, 2026, was terminated early. In conjunction with the early termination, the Company recorded a net gain of $491 on termination of the operating lease during the year ended December 31, 2024. The net gain included a gain of $5,954, comprised of a $16,325 net liability reduction, partially offset by a $10,371 decrease in its remaining right of use asset. Additionally, in accordance with terms in the lease agreement and based on certain assumptions, the Company recorded a lease termination loss of $5,463, representing estimated unpaid rent for the remaining term. The net gain was recorded in general and administrative expenses in the consolidated statement of operations and comprehensive loss. The lease termination liability was reduced by the draw-down of the $2,150 letter of credit by the landlord in August 2024; the remaining lease termination liability of $3,313 as of December 31, 2024 was recorded in accrued expenses and other current liabilities in the consolidated balance sheet.

On April 28, 2025, the Company and the former landlord entered into a settlement agreement to resolve all outstanding disputes related to the early termination of the lease. Under the terms of the agreement, the Company paid $1,400 in cash and issued a warrant to purchase up to 350,000 shares of the Company's common stock at an exercise price of $2.22 per share, which had a fair value of $899 on the date of issuance. The Company recorded a net gain on termination of operating lease of $1,014 during the year ended December 31, 2025.

The components of operating lease expenses, excluding the gain on lease termination, for the years ended December 31, 2025 and 2024 were as follows (in thousands):

| | Year ended December 31, | | | |
	2025		2024	
Operating lease cost	$	289	$	1,498
Variable lease cost		16		204
Total operating lease cost	$	305	$	1,702

Supplemental cash flow information for the years ended December 31, 2025 and 2024 were as follows (in thousands):

| | Year ended December 31, | | | |
	2025		2024	
Cash paid for operating leases included in operating cash flows	$	306	$	1,497

Supplemental balance sheet information related to operating leases as of December 31, 2025 and 2024 was as follows (in thousands):

| | As of December 31, | | | |
	2025		2024	
Operating lease right-of-use assets	$	441	$	652
Operating lease liabilities:				
Operating lease liabilities, current	$	275	$	267
Lease termination liability		—		3,313
Operating lease liabilities, non-current		235		479
Total operating lease liabilities	$	510	$	4,059

| | As of December 31, | |
	2025	2024
Weighted average remaining lease term (in years)	1.89	2.89
Weighted average discount rate	6.40%	6.40%

Maturities of lease liabilities as of December 31, 2025, are as follows (in thousands).

Years ending - December 31:		
2026	$	283
2027		257
Total lease payments		540
Less amount to discount to present value		(30)
Present value of lease liabilities	$	510

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net as of December 31, 2025 and 2024 consists of the following (in thousands):

		As of December 31,		
		2025		2024
Machinery and equipment	$	218	$	171
Computers, software and related equipment		63		25
Office furniture and equipment		16		5
Vehicles		56		56
Leasehold improvements		228		204
Construction in progress		254		246
Total property and equipment		835		707
Less accumulated depreciation and amortization		(258)		(102)
Property and equipment, net	$	577	$	605

Depreciation and amortization expense related to property and equipment amounted to $155 and $129 recognized within research and development, sales and marketing, and general and administrative expenses within the consolidated statements of operations and comprehensive loss for the years ended December 31, 2025 and 2024, respectively. The Company recorded disposals of gross property and equipment of $59 in the year ended December 31, 2024. The carrying amount of the property and equipment disposed in the year ended December 31, 2024 was $32. There were no disposals during the year ended December 31, 2025.

7. OTHER NONCURRENT ASSETS

Other noncurrent assets as of December 31, 2025 and 2024 were as follows (in thousands):

		As of December 31,		
		2025		2024
Noncurrent inventory	$	—	$	209
Long-term prepaid expenses		136		352
Security deposits		106		131
Total other noncurrent assets	$	242	$	692

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities as of December 31, 2025 and 2024 were as follows (in thousands):

		As of December 31,		
		2025		2024
Lease termination liability	$	—	$	3,313
Accrued bonuses		3,605		2,875
Accrued payroll		402		347
Operating lease liabilities		275		267
Accrued payroll taxes		151		159
Accrued other		524		748
Total accrued expenses and other current liabilities	$	4,957	$	7,709

9. CONVERTIBLE NOTES

2024 Promissory Note

On May 10, 2024, the Company entered into a Securities Purchase Agreement with an investor for the sale and issuance of 330,823 shares of common stock and a 5-year promissory note with a principal balance of $146 ("May 2024 Note") for total gross cash proceeds of $1,000. The May 2024 Note bears interest at an annual rate equal to the Secured Overnight Financing Rate plus 1.0%, which is compounded quarterly in arrears, and has a maturity date of June 4, 2029. At maturity, the principal balance and accrued, unpaid and uncapitalized interest can be settled in cash, shares of common stock based on the closing price of the common stock as of the immediately preceding trading day, or any combination of the foregoing at the option of the investor.

2025 Convertible Note

In January 2025, the Company entered into a Securities Purchase Agreement with a certain institutional investor and issued (i) a senior unsecured convertible promissory note (the "2025 Note") for an aggregate principal amount of $3,240 for an aggregate purchase price of $3,000 and (ii) a warrant to purchase up to 805,263 shares of the Company's common stock. The 2025 Note, subject to an original issue discount of 7.4%, had a term of eighteen months and accrued interest at the rate of 7% per annum. The interest may be settled in cash or shares at the option of the Company and was payable together with monthly redemptions of the outstanding principal amount of the 2025 Note. The 2025 Note was convertible into common stock, at a per share conversion price equal to $2.22, subject to adjustments noted in the 2025 Note.

Monthly redemptions began in April 2025 and were due on the first of each subsequent month (each a "Monthly Redemption Date" or an "Installment Date"). The Company was required to redeem the Monthly Redemption Amount until the 2025 Note was fully redeemed, paid in cash or, so long as certain equity conditions are met, shares of our common stock. The equity conditions that must be met in order for the Company to settle the Monthly Redemption Amount in common stock include requirements for the daily volume weighted average price of the Company's common stock to exceed $0.50 and the average daily trading volume of the Company's common stock to exceed $100 for the twenty (20) trading days prior to the applicable Installment Notice Date (which is the sixth (6th) trading day prior to each Installment Date). The Monthly Redemption Amount, in most instances, will be 1/15th of the original principal amount, plus any amount accelerated pursuant to the 2025 Note, accrued but unpaid interest, and late fees, if any. If the Company elects to settle such redemptions in shares of common stock, the number of shares to be settled shall be based on an Installment Conversion Price equal to the lower of (i) $2.22 or (ii) the greater of $0.30 and 90% of average volume weighted average price of the common stock during the five (5) trading days immediately preceding the applicable Monthly Redemption Date. The investor is permitted, not exceeding five times, to accelerate up to one Monthly Installment Amount, between Installments, (each, an "Acceleration," and each such amount, an "Acceleration Amount", and the Conversion Date of any such Acceleration, each an "Acceleration Date") at the Acceleration Conversion Price. The Acceleration Conversion Price shall be the lower of (i) $2.22 or (ii) the greater of $0.30 and 90% of average volume weighted average price of the common stock during the five (5) trading days immediately preceding the applicable Acceleration Date.

The 2025 Note may not be converted into common stock to the extent such conversion would result in the investor and its affiliates having beneficial ownership of more than 19.99% of our then outstanding shares of common stock. This limitation is waived if the Company either obtains stockholder approval as required by the applicable exchange rules or secures a satisfactory written opinion from its counsel stating that such approval is unnecessary.

The Company and investor entered into a registration rights agreement (the "Registration Rights Agreement") to which the Company was required to file a registration statement registering the resale by the investor of any shares of the Company's common stock issuable upon conversion, including the resale of shares issuable upon exercise of the associated warrants. The Company is required to meet certain obligations with respect to the timeliness of the filing and effectiveness of the registration statement. The Company filed such registration statement on January 16, 2025, and an amendment thereto on February 25, 2025, which was declared effective by the U.S. Securities and Exchange Commission on March 4, 2025.

The Company elected to apply the fair value option to the measurement of the 2025 Note. As a result of adopting the fair value option, no embedded derivatives are bifurcated from the 2025 Note. The Company classified the 2025 Note as a liability at fair value and remeasured the 2025 Note to fair value at each reporting period. The total proceeds received from the investor of $3,000 was allocated between the 2025 Note and the related warrants issued using the relative fair value method at issuance date. This resulted in an initial fair value of $3,266 being allocated to the 2025 Note, and $1,046 allocated to the associated warrants. The Company recorded a non-cash issuance cost of $1,312, representing the difference between the fair value and proceeds received, within Interest expense and other on the consolidated statement of operations. The fair value measurement included the assumption of accrued interest and expense and thus a separate amount was not reflected on the consolidated statement of operations.

During the year ended December 31, 2025, the Company made cash payments of $989. Additionally, $2,591 in aggregate principal and interest were converted into 2,405,573 shares of common stock. As of December 31, 2025, the 2025 Note was fully repaid and all associated warrants fully exercised.

10. INTEREST EXPENSE AND OTHER

Interest expense and other for the years ended December 31, 2025 and 2024 consisted of the following (in thousands):

| | Year ended December 31, | |
	2025	2024
Common stock purchase agreement costs	$ 337	$ 1,124
Debt issuance costs	2,020	—
Amortization of premiums (accretion of discounts) on marketable securities, net	(394)	(694)
Expected credit losses	2	35
Loss (gain) on foreign currency	340	(37)
Other	7	5
Interest expense and other	$ 2,312	$ 433

11. STOCKHOLDERS' EQUITY

The Company is authorized to issue 600,000,000 shares of common stock, par value $0.0001 per share. As of December 31, 2025, the Company had 45,169,913 shares of common stock issued and outstanding.

Class A Common Stock — Class A common stock has the following rights:

Voting rights: Each holder of Class A common stock will be entitled to one (1) vote in person or by proxy for each share of the Class A common stock held of record by such holder. The holders of shares of the Class A common stock will not have cumulative voting rights. Except as otherwise required in the Charter or by applicable law, the holders of the Class A common stock vote together as a single class on all matters on which stockholders are generally entitled to vote.

Dividend rights: Subject to any other provisions of the Charter, each holder of Class A common stock will be entitled to receive, in proportion to the number of shares of the Class A common stock held, such dividends and other distributions in cash, stock, or property of the Company when, as and if declared thereon by the Board from time to time out of assets or funds of the Company legally available therefor.

Rights upon liquidation: In the event of any liquidation, dissolution, or winding up (either voluntary or involuntary) of the Company, after payments to creditors of the Company that may at the time be outstanding, and subject to the rights of any holders of the Company preferred stock that may then be outstanding, holders of shares of the Class A common stock will be entitled to receive ratably, in proportion to the number of shares of the Class A common stock held by them, all remaining assets of the Company available for distribution.

Preferred Stock — The Company has the authority, without stockholder approval, to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more class or series and to fix for each such class or series the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the Delaware General Corporation Law. The issuance of the Company's preferred stock could have the effect of decreasing the trading price of the Class A common stock, restricting dividends on the capital stock of the Company, diluting the voting power of the Class A common stock, impairing the liquidation rights of the capital stock of the Company, or delaying or preventing a change in control of the Company. Although the Company does not currently intend to issue any shares of preferred stock, the Company may choose to do so in the future.

The Company is authorized to issue up to 1,000,000 shares of preferred stock, each with a par value of $0.0001 per share. As of December 31, 2025, no shares of preferred stock were issued and outstanding.

Warrants — As of December 31, 2025, the Company had 5,555 Private Placement warrants and 255,555 Public warrants outstanding. Each warrant entitles the registered holder to purchase one share of the Company's common stock at a price of $345.00 per share.

In January 2025, in connection with the 2025 Note, the Company issued warrants to the investor. The warrants entitled the investor to purchase up to 805,263 shares of the Company's common stock at a stock price of $2.22 per share. These warrants were exercised in full on July 28, 2025.

In August 2025, in connection with the lease settlement (see Note 5 for details of the settlement), the Company issued warrants. The warrant entitled the previous landlord to purchase up to 350,000 shares of the Company's common stock with an exercise price of $2.22 per share, subject to a five year term. As of December 31, 2025, no shares were exercised pursuant to the warrants.

On September 15, 2022, in connection with the issuance of the 2022 Note, the Company issued warrants to the investor. The warrants are immediately exercisable and entitle the investor to purchase up to 58,333 shares of common stock at a price of $105.00 per share, subject to a four year term. These warrants were cancelled on July 28, 2025 and the Company recorded a gain of $64 in other income in the consolidated statements of operations during the year ended December 31, 2025.

Tumim Stone Common Stock Purchase Agreement — On December 8, 2021, the Company entered into a Common Stock Purchase Agreement (the "Purchase Agreement") and a Registration Rights Agreement with Tumim Stone Capital LLC ("Tumim Stone"). Under the terms and subject to the conditions of the Purchase Agreement, the Company has the right, but not the obligation, to sell to Tumim Stone, and Tumim Stone is obligated to purchase up to the lesser of (i) $125,000 of the Company's common stock, or (ii) the Exchange Cap equal to 1,028,847 shares of the Company's common stock, unless the Company's stockholders approve the issuance of shares in excess of the Exchange Cap, or the average price of all applicable sales of common stock to Tumim Stone under the Purchase Agreement equals or exceeds $148.46 per share. Upon the satisfaction of various commencement conditions, such as the filing of the registration statement which provides for the resale of such shares pursuant to the Registration Rights Agreement, the Company has sole discretion to initiate such sales of common stock over the period of 36 months commencing December 8, 2021. In all instances, the Company may not sell shares of its common stock to Tumim Stone under the Purchase Agreement if doing so would result in Tumim Stone beneficially owning more than 9.99% of its common stock.

The purchase price per share to be purchased by Tumim Stone is equal to the volume-weighted average price for common stock on the applicable purchase date multiplied by 0.9615 (to be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split, or similar transaction). The maximum number of shares the Company may sell to Tumim Stone on any single business day is the lesser of (i) $20,000 divided by the closing sale price of the common stock on the trading day immediately preceding the purchase date, and (ii) 0.15 multiplied by the average daily trading volume in common stock for the three trading days preceding the purchase date.

In connection with the Purchase Agreement, the Company issued 10,087 restricted common shares in the Company to Tumim Stone. The Company determined that the right to sell additional shares represents a freestanding put option under ASC 815 *Derivatives and Hedging*, and as such, the financial instrument was classified as a derivative asset with a fair value of zero at inception of the Purchase Agreement on December 8, 2021.

This Purchase Agreement was terminated in July 2024. In total, 996,866 shares were issued under the Tumim Stone Purchase Agreement for gross proceeds totaling $5,516.

New Circle Principal Investments LLC ("New Circle") Common Stock Purchase Agreement (the "CSPA") — On July 25, 2024, the Company entered into a CSPA and a Registration Rights Agreement with New Circle. Under the terms and subject to the conditions of the CSPA, the Company has the right, but not the obligation, to sell to New Circle, and New Circle is obligated to purchase up to the lesser of (i) $50,000 of the Company's common stock, or (ii) the Exchange Cap equal to 1,721,755 shares of the Company's common stock, unless the Company's stockholders approve the issuance of shares in excess of the Exchange Cap, or the average price of all applicable sales of common stock to New Circle equals or exceeds $1.41 per share. The Company has sole discretion to initiate such sales of common stock over a period of 36 months. In all instances, the Company may not sell shares of its common stock to New Circle under the CSPA if doing so would result in New Circle beneficially owning more than 4.99% of the Company's common stock.

The purchase price per share to be purchased by New Circle shall equal either (i) the lowest volume-weighted average price for common stock either over a one-day trading period or 15 minutes after the number of intraday shares traded exceeds 500% of the shares included the purchase notice or one hour after the receipt of the purchase notice, or (ii) the volume-weighted average price for common stock for the three consecutive trading days commencing on the purchase notice date multiplied by 97.5%. The maximum number of shares the Company may sell to New Circle on any single business day is the lesser of (i) the number of shares equal to 100% of the average daily trading volume of the common stock of the Company during the five trading days immediately preceding the purchase notice, and (ii) 400,000 shares of common stock.

In connection with the CSPA, the Company issued to New Circle 225,563 shares of common stock in the Company as commitment shares for the facility. At issuance, the 225,563 shares of common stock had a fair value of $282 and were recorded to Interest expense and other in the Company's consolidated statement of operations and comprehensive loss. The Company determined that the right to sell additional shares represents a freestanding put option under ASC 815, *Derivatives and Hedging*, and as such, the financial instrument was classified as a derivative asset with a fair value of zero at inception of the CSPA on July 25, 2024.

This CSPA agreement was terminated in December 2025. In total, the Company issued 8,980,713 shares of its common stock, including commitment shares, for gross proceeds totaling $27,754.

Alliance Global Partners ("A.G.P.") At Market Issuance Sales Agreement (the "ATM Agreement") — On September 12, 2024, the Company entered into the ATM and a Registration Rights Agreement with A.G.P. Under the terms and subject to the conditions of the ATM Agreement, the Company may issue and sell through A.G.P. the Company's common stock having an aggregate value offering price of up to $2,600 ("Placement Shares") from time to time through an "at-the-market" equity offering program. The Company has sole discretion to initiate such sales of common stock over a period of 36 months. Under the terms and subject to the conditions of the ATM Agreement, the Company will set the parameters for the sale of shares, including the number or dollar amount of Placement Shares to be issued, the time period during which sales are requested to be made, any limitation on the number or dollar amount of Placement Shares that may be sold in any one trading day and any minimum price below which sales may not be made. The Company will pay a cash commission rate of up to 3.0% of the gross proceeds from the sale of Placement Shares sold pursuant to the ATM Agreement. In December 2025, the Company increased the aggregate amount available under the ATM program to $125,000, following multiple prior increases since the original agreement.

The Company sold 23,220,784 shares through A.G.P. under the ATM Agreement for gross proceeds totaling $68,436 through December 31, 2025. The remaining availability under the agreement is $56,564 as of December 31, 2025.

Registered Direct Offering — On May 29, 2024, the Company entered into a Securities Purchase Agreement with certain institutional investors pursuant to which the Company agreed to issue and sell, in a registered direct offering, an aggregate of 727,706 shares of the Company's common stock, par value $0.0001 per share, at a per share purchase price of $3.4480 for gross proceeds totaling $2,509.

12. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The changes in accumulated other comprehensive income (loss) by component for the years ended December 31, 2025 and 2024 are as follows (in thousands):

	Unrealized gains (losses) on available-for-sale securities
Balance at December 31, 2023	$ 10
Other comprehensive income (loss) before reclassifications, net of tax	(5)
Balance at December 31, 2024	$ 5
Other comprehensive income (loss) before reclassifications, net of tax	25
Balance at December 31, 2025	$ 30

13. NET LOSS PER SHARE

The following table sets forth the basic and diluted net loss per share attributable to common stockholders for the periods presented (in thousands, except per share data):

| | Year ended December 31, | |
	2025	2024
Numerator:		
Net loss attributable to common stockholders	$ (33,958)	$ (35,460)
Denominator:		
Weighted average common shares outstanding- Basic	23,128,082	7,253,683
Weighted average common shares outstanding- Diluted	23,128,082	7,253,683
Net loss per share attributable to common stockholders - Basic and Diluted	$ (1.47)	$ (4.89)

Due to net losses for the years ended December 31, 2025 and 2024, basic and diluted net loss per share were the same, as the effect of all potentially dilutive securities would have been anti-dilutive. The following table sets forth the anti-dilutive common share equivalents for the periods listed:

| | Year ended December 31, | |
	2025	2024
Common stock options issued and outstanding	122,922	139,320
Unvested restricted stock units	601,073	384,783
Warrants	611,110	319,443
Common Stock Purchase Agreement	30,741,382	23,675,174
Conversion of convertible note	87,099	119,582
ESPP	59,522	37,882
Total	32,223,108	24,676,184

14. STOCK-BASED COMPENSATION

The Company has six equity incentive plans, the 2014 US LADAR Inc. Equity Incentive Plan (the "2014 Plan"), the 2016 Stock Plan (the "2016 Plan"), the 2021 Equity Incentive Plan (the "Incentive Plan"), the 2022 Employee Stock Purchase Plan (the "ESPP"), the 2023 CEO Inducement Grant Plan (the "CEO Plan"), and the 2025 Employment Inducement Incentive Award Plan, ("2025 EIIAP"). On August 16, 2021, the Company's 2014 Plan and 2016 Plan were terminated in connection with the closing of the business combination as defined in Note 1, but continue to govern the terms of outstanding equity awards that were granted prior to the termination of the plans.

2014 Plan and 2016 Plan

The 2014 and 2016 Plan provide for the grant of incentive stock options to employees only and non-statutory stock options and RSUs to employees, directors, and consultants of the Company. As of August 16, 2021, the Company no longer grants equity awards pursuant to the 2014 Plan or 2016 Plan, and as of December 31, 2025, 58,056 RSUs were granted.

Under the 2016 Plan, options to purchase common stock generally vest over four years with 25% vesting at the end of the first year and the rest vesting ratably over the next three years. RSUs generally vest 25% at the end of the first year with the remaining RSUs vesting ratably over the next three years or they vest ratably over the four years. Under the 2014 Plan, the vesting period for options to purchase common stock range from immediate to four years. Under each plan, the options expire ten years from the date of grant.

2021 Equity Incentive Plan

The Incentive Plan became effective immediately upon the closing of the business combination on August 16, 2021 and initially reserved 514,681 shares of common stock for issuance thereunder. The Incentive Plan includes an evergreen provision that provides for an annual increase in the number of shares of common stock available for issuance thereunder beginning on January 1, 2022 and ending on January 1, 2032, equal to 5% of the shares of the Company's common stock outstanding on December 31, 2021 for the first year and by 3% of the total number of shares of common stock outstanding on December 31 of the preceding calendar year for each year thereafter, or a lesser number of shares as determined by the Board of Directors. Since January 1, 2022, the Board of Directors have authorized the addition of 1,549,868 shares of common stock to be added to the Incentive Plan for issuance.

Under the Incentive Plan, RSU's vest depending on their vesting schedule. For newly hired employees, RSU's generally vest 25% during the quarterly release date following the recipient's one year anniversary of their start date. The remaining amounts generally vest quarterly over the next two years. For existing employees, these RSUs generally vest quarterly over one year. The fair value of the RSU is equal to the fair value of the Company's common stock on the date of grant.

The Company adds back cancelled, unvested shares and those shares withheld in connection with the net share settlement of vested RSU's to the pool of shares available for future grants. As of December 31, 2025, 3,225,045 RSUs were granted to certain individuals under the Incentive Plan.

2022 Employee Stock Purchase Plan

On May 10, 2022, the Company's stockholders approved the 2022 Employee Stock Purchase Plan (the "ESPP"), authorizing 66,666 shares of common stock to be reserved for issuance under the ESPP. The number of shares reserved and available for issuance under the ESPP shall be cumulatively increased by the 1% of the number of shares issued and outstanding on December 31 of the preceding calendar year for each year thereafter, or a lesser number of shares as determined by the Board of Directors. Since January 1, 2023, the Board of Directors have authorized the addition of 252,806 shares of common stock to be added to the ESPP for issuance.

The ESPP provides an offering period of 24 months, with four purchase periods that are generally six months long and end on April 30 and October 31 of each year. The first purchase period to the Company's employees to purchase shares under the ESPP began on November 1, 2022. Each employee who is a participant in the ESPP may purchase shares by authorizing contributions at a minimum of 1% up to a maximum of 10% of his or her compensation for each pay period, to a maximum of $15 per purchase period and $25 per year, which will then be used to purchase shares on the last business day of the purchase period at a price equal to 85% of the fair market value of common stock on the offering date or the exercise date whichever is less.

During the years ended December 31, 2025 and 2024, 147,397 and 107,336 shares, respectively, were purchased under the ESPP. As of December 31, 2025 and 2024, the Company has withheld $49 and $41 of contributions from its employees within accrued expenses and other current liabilities on the consolidated balance sheets.

2023 CEO Inducement Grant Plan

The CEO Plan became effective on February 13, 2023 with 233,332 shares of common stock initially reserved for issuance.

In connection with the appointment of the Company's CEO on February 13, 2023, the Company granted 166,666 service-based RSUs and 66,666 market-based RSUs to the CEO. The service-based RSUs will vest over three years. The market-based RSUs would have vested quarterly over six (6) calendar quarters following the satisfaction of the market condition. The market condition would have been satisfied if the closing price of the Company's common stock, as reported by NASDAQ, met or exceeded $36.00 per share for any ten (10) consecutive trading days prior to March 1, 2024. As the market condition was not satisfied by March 1, 2024, the market-based RSUs were forfeited.

2025 Employment Inducement Incentive Award Plan

In October 2025, the Board of Directors approved the 2025 Employment Inducement Incentive Award Plan ("2025 EIIAP") which was created as an inducement for accepting employment with the Company.

The maximum aggregate number of shares of common stock that may be issued under the 2025 EIIAP is 3,000,000 shares of common stock. The awards vest over three years, with a one-year cliff of 33.3% of the RSUs on the 15th day of the second month of the calendar quarter following the recipient's one year anniversary of their start date. The remaining amounts generally vest quarterly over the following two years. The fair value of the RSU is equal to the fair value of the Company's common stock on the date of grant.

As of December 31, 2025, 100,000 RSUs were granted to a certain individual under the 2025 EIIAP.

A summary of stock option activity related to the Plans as of December 31, 2025 is as follows:

	Outstanding Stock Options	Weighted Average Exercise Price	Weighted Average Contractual Life (Years)	Aggregate Intrinsic Value
Balance at December 31, 2024	139,320	$ 12.39	3.84	$ —
Granted	—	—		
Exercised	—	—		
Forfeited	—	—		
Expired	(16,398)	12.57		
Balance at December 31, 2025	122,922	$ 12.36	3.02	$ —
Vested and expected to vest as of December 31, 2025	122,922	$ 12.36	3.02	$ —
Vested and exercisable as of December 31, 2025	122,922	$ 12.36	3.02	$ —

The aggregate intrinsic value is the difference between the current fair value of the underlying common stock and the exercise price for in-the-money stock options. The Company did not grant any options during the years ended December 31, 2025 and 2024.

The following table summarizes the RSU award activity under the Plans:

	Shares	Weighted Average Grant date Fair Value per Share
Unvested at December 31, 2024	384,783	$ 16.88
Granted	1,563,164	1.14
Forfeited	(59,291)	5.00
Vested	(1,287,583)	4.48
Unvested at December 31, 2025	601,073	$ 3.65

The total fair value of RSUs that vested during the year ended December 31, 2025 was $5,763.

Stock-Based Compensation Expense —The following table summarizes stock-based compensation expense recorded in each financial statement line item in the Company's consolidated statements of operations and comprehensive loss for the year ended December 31, 2025 and 2024 (in thousands):

	Year ended December 31,	
	2025	2024
Research and development	1,415	3,433
Sales and marketing	397	247
General and administrative	3,710	5,367
Total stock-based compensation	$ 5,522	$ 9,047

The total unrecognized compensation expense for RSUs was $1,813 as of December 31, 2025 which is expected to be recognized over an estimated weighted average period of 1.49 years. The total unrecognized compensation expense for the ESPP was $340 as of December 31, 2025 which is expected to be recognized over an estimated weighted average period of 1.07 years. There is no unrecognized compensation expense for stock options as of December 31, 2025.

The Company uses the Black-Scholes option-pricing model to estimate the grant-date fair value of ESPP purchase rights. The fair value of each of the four purchase periods is estimated separately. The Company uses the Monte-Carlo simulation model to estimate the grant date fair value of awards with a market condition. Both models require the input of subjective assumptions such as expected term, expected stock price volatility, risk-free interest rate and dividend yield as discussed below.

Expected Term—The expected term for ESPP is the length of time from the grant date to the date on which the stock is purchased by the employees. The expected term for awards with a market condition is the length of time from the grant date to the date the market condition expires.

Expected Volatility—Expected volatility is estimated using a combination of the average historical volatility of the Company's own stock and those of comparable companies' stock at the time of the grant.

Risk-Free Interest Rate—The risk-free interest rates are based on US Treasury yields in effect at the grant date for notes with comparable terms as the awards.

Dividend Yield—The expected dividend-yield assumption is based on the Company's current expectations about its anticipated dividend policy.

The following table summarizes the range of valuation assumptions used in estimating the fair value of the ESPP during the period:

	Year ended December 31, 2025
Expected term (years)	0.50 - 2.00
Expected volatility	144.0% - 182.8%
Risk-free interest rate	3.6% - 4.4%
Dividend yield	—%

15. SEGMENT REPORTING

The Company has one reportable segment managed on a consolidated basis by the Chief Executive Officer ("CEO") who is the chief operating decision maker ("CODM"). In identifying one reportable segment, the Company considered the basis of organization for the design and development of high-performance, active lidar systems and applications.

The accounting policies of the segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance and decides how to allocate resources based on consolidated net loss as reported in the consolidated statements of operations and comprehensive loss. There are no other expense categories regularly provided to the CODM that are not already included in the consolidated statements of operations and comprehensive loss. The measure of segment assets is reported on the balance sheet as cash, cash equivalents and marketable securities.

16. REVENUE

Product Revenue

The Company recorded revenue for product sales of $157 and $97 in 2025 and 2024, respectively. The Company does not incur significant contract costs in fulfilling or obtaining their contracts with customers.

Development Contracts

The Company has entered into research and development contracts as well as a sales, marketing, and technical support service contract with companies primarily in both the Automotive and Non-Automotive markets. The Company assessed the number of performance obligations associated with the promises under each agreement, and recognized $76 and $105 in revenue for performance obligations that had been satisfied as of December 31, 2025 and 2024 respectively, in the consolidated statements of operations and comprehensive loss.

Disaggregation of Revenue

The Company recognized the following revenues by geographic area based on the primary billing address of the customer and by the timing of the transfer of goods or services to customers (point in time or over time), as it believes such criteria best depict how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors. Total revenue based on the disaggregation criteria described above is as follows (in thousands):

| | Year ended December 31, | |
	2025	2024
Revenue by primary geographical market:		
United States	$ 117	$ 154
Europe	93	48
Asia-Pacific	23	—
Total	$ 233	$ 202
Revenue by timing of recognition:		
Recognized at a point in time	$ 157	$ 97
Recognized over time	76	105
Total	$ 233	$ 202

Contract Liabilities

The Company had no contract liabilities as of December 31, 2025 and 2024.

Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents the transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied. It includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods and does not include contracts where the customer is not committed. The customer is not considered committed where they are able to terminate for convenience without payment of a substantive penalty under the contract. Additionally, as a practical expedient, the Company has not disclosed the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

17. RESTRUCTURING

In 2023, the Company implemented a revised strategic plan, which focused on key products and critical customer engagements in the Automotive market, and aligned the Company's operations with evolving business needs by focusing on a transition from research and development to the commercialization of the Company's automotive products, while winding down the legacy Non-Automotive product, and reducing fixed operating costs. In August 2024, the Company further reduced fixed operating costs and terminated its headquarters lease.

The Company recorded a net gain of $368 during the year ended December 31, 2024, primarily relating to the net gain on termination of lease, partially offset by losses on purchase commitments and one-time termination benefits. Restructuring-related liabilities were included in accrued expenses and other current liabilities in the consolidated balance sheet.

There were no restructuring charges during the year ended December 31, 2025. Restructuring charges were included in the consolidated statements of operations and comprehensive loss during the year ended December 31, 2024 as follows (in thousands):

	Year ended December 31, 2024
Cost of revenue	$ 105
Sales and marketing	18
General and administrative	(491)
Total restructuring gain	$ (368)

A reconciliation of the beginning and ending balance of cash restructuring charges, including losses on purchase commitments, lease termination liability, and other restructuring charges, which are included in accounts payable and accrued expenses and other current liabilities in the consolidated balance sheets, was as follows (in thousands):

	Losses on purchase commitments	Lease Termination Liability	Other	Total
Balance as of December 31, 2024	$ 297	$ 3,313	$ 5	$ 3,615
Adjustments	—	(1,014)	—	(1,014)
Cash payments	(297)	(1,400)	(5)	(1,702)
Issuance of warrants	—	(899)	—	(899)
Balance as of December 31, 2025	$ —	$ —	$ —	$ —

18. EMPLOYEE BENEFIT PLAN

Employees of the Company may participate in the AEye, Inc. 401(k) Plan (the "401(k) Plan"), a defined contribution plan, which qualifies under Section 401(k) of the Internal Revenue Code. Participating employees may contribute into a traditional plan with pretax salary or into a Roth plan with after tax salary up to statutory limits. In 2025 and 2024, the 401(k) Plan provides for Company safe harbor matching contributions of 100% of the employee contribution, up to 5% of each employee's earnings, which vest upon the first day of employment. The Company made contributions of $474 and $447 for the years ended December 31, 2025 and 2024, respectively.

19. INCOME TAXES

For the years ended December 31, 2025 and 2024, the Company had a loss before income tax of $(33,947) and $(35,462), respectively, primarily from continuing operations in the United States.

For the years ended December 31, 2025 and 2024, the Company recognized a provision (benefit) for income taxes of $11 and $(2), respectively. The provision for the year ended December 31, 2025 was comprised of $2 and $9 in state and foreign taxes, respectively. The benefit for the year ended December 31, 2024 was comprised of $2 and $(4) in state and foreign taxes, respectively.

The Company has elected to prospectively adopt the guidance in ASU 2023-09, *Income Taxes (Topic 740) - Improvements to Income Tax Disclosures.* The following table presents a reconciliation of the federal statutory rate of 21% to the Company's effective tax rate:

	Year ended December 31, 2025	
	Amount (in thousands)	Percentage
Federal income tax at statutory rate	$ (7,129)	21.0%
Domestic federal		
Tax credits	(466)	1.4%
Stock-based compensation	933	(2.7)%
Stock and debt issuance costs	495	(1.5)%
Change in valuation allowance, net	5,828	(17.2)%
Other	350	(1.0)%
Domestic state taxes, net of federal effect	2	0.0%
Foreign tax effects	(2)	0.0%
Total	$ 11	0.0%

As previously disclosed for the year ended December 31, 2024, prior to the adoption of ASU 2023-09, the following table is a reconciliation of the difference between the effective income tax rate and the federal statutory tax rate of 21%:

	Year Ended December 31, 2024
Federal income tax at statutory rate	21.0%
Non deductible expenses and other	(0.8)%
Share-based compensation	(6.7)%
Research and development credits	2.2%
Change in valuation allowance, net	(15.7)%
Effective tax rate	0.0%

For 2025 and 2024, the Company's effective tax rate differs from the amount computed by applying the statutory federal and state income tax rates to net loss before income tax, primarily as the result of state income taxes, R&D credits and changes in the Company's valuation allowance.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2025 and 2024 are presented below (in thousands):

	As of December 31,	
	2025	2024
Deferred tax assets:		
Net operating loss carryforwards	$ 94,475	$ 76,199
Research and development credit carryforward	10,492	9,733
Stock-based compensation	57	201
Property and equipment	949	1,020
Operating lease liabilities	141	1,133
R&D Expenses	1,959	12,240
Other accruals	1,595	1,610
Gross deferred tax assets	109,668	102,136
Valuation allowance	(109,546)	(101,954)
Deferred tax assets net of valuation allowance	122	182
Deferred tax liabilities:		
Right-of-use assets	(122)	(182)
Gross deferred tax liabilities	(122)	(182)
Total deferred tax assets (liabilities), net	$ —	$ —

The Company reports income taxes in accordance with ASC 740, which requires an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance reduces the deferred tax assets to the amount that is more likely than not to be realized.

Realization of deferred tax assets is dependent on future taxable earnings, if any, the timing and amount of which are uncertain. The Company has a history of operating losses and has incurred cumulative book losses since its formation. Based upon the history of losses, the Company has determined that it is more likely than not that the net deferred tax assets will not be realized, and accordingly, a full valuation allowance has been recorded against its net deferred tax assets. The valuation allowance as of December 31, 2025 was $109,546 which increased from $101,954 at December 31, 2024. The increase in the valuation allowance is primarily related to additional deferred tax assets recorded for net operating losses and research credits generated during the year ended December 31, 2025.

As of December 31, 2025, the Company had $362,183 and $268,734 of federal and state net operating losses available to reduce future taxable income, respectively, of which $12,256 will begin to expire in 2033 for federal tax purposes and $268,734 will begin to expire in 2029 for state tax purposes. Approximately $349,927 of federal net operating loss included above can be carried forward indefinitely.

As of December 31, 2024, the Company had $284,368 and $241,652 of federal and state net operating losses available to reduce future taxable income, which will begin to expire in 2033 for federal and 2029 for state tax purposes.

The Company also has federal and state research and development tax credit carryforwards of $8,824 and $6,749 as of December 31, 2025 and $8,203 and $6,255 as of December 31, 2024. The federal credits begin to expire in 2034 and the state credits have no expiration date.

Under Section 382 of the Internal Revenue Code of 1986, as amended, the Company's ability to utilize NOL or other tax attributes, such as research tax credits, in any taxable year, may be limited if the Company has experienced an "ownership change." Generally, a Section 382 ownership change occurs if there is a cumulative increase of more than 50 percentage points in the stock ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation's stock within a specific testing period. Similar rules may apply under state tax laws. Based on the Section 382 analysis performed through December 31, 2021, the Company concluded all of its NOLs and credits would be available to use as of December 31, 2021, however, future changes in ownership may limit the ability to use tax attributes under Section 382.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits (in thousands):

| | Year ended December 31, | |
	2025	2024
Unrecognized tax benefits as of the beginning of the year	$ 3,740	$ 3,480
Decrease related to prior year tax provisions	(5)	(5)
Increase related to current year tax provisions	284	265
Unrecognized tax benefits as of the end of the year	$ 4,019	$ 3,740

The Company recognizes interest and penalties related to income tax matters as a component of income tax expense. As of December 31, 2025 and December 31, 2024 there was no accrued interest nor penalties related to uncertain tax positions.

The Company files income tax returns in the U.S., various state jurisdictions, and foreign jurisdictions. The U.S., state and foreign jurisdictions have statutes of limitations that generally range from three to five years. Due to the Company's net losses, substantially all of its federal, state and local income tax returns are subject to examination for federal and state purposes since inception. The Company is not currently under examination for federal or state income tax purposes.

In accordance with the requirements of ASU 2023-09 for the year ended December 31, 2025, cash paid for income taxes totaled was $58 and was comprised of state income taxes of $2 made primarily to California, and $9 and $47 for foreign taxes paid in Korea and Germany, respectively.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted. This legislation introduces several provisions impacting corporate taxes including (i) the permanent extension of certain expiring or expired elements of the Tax Cuts and Jobs Act such as 100% bonus depreciation and favorable modifications related to deductibility of interest, and (ii) expensing of research and experimental expenses. The OBBBA contains multiple effective dates, with some provisions applicable beginning in 2025. Because of the Company's valuation allowance on its net deferred tax assets, the change did not have a material impact on its financial statements.

20. COMMITMENTS AND CONTINGENCIES

Legal Matter

The Company may be subject to legal proceedings and claims that arise in the ordinary course of business. Litigation can be expensive and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict and the Company's view of these matters may change in the future as the litigation and events related thereto unfold. The Company expenses legal fees as incurred. The Company records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

In 2025, the Company was notified by a former vendor that it intended to pursue a claim against the Company's wholly owned subsidiary, AEye Technologies, Inc., arising out of an agreement entered into in May 2020, in which the former vendor alleges that AEye Technologies, Inc. failed to pay approximately $3,300 plus interest from the date the former vendor alleges such payments were due. In February 2026, the former vendor initiated a binding arbitration proceeding against AEye Technologies, Inc. pursuant to the underlying purchase agreement. AEye Technologies, Inc. has, and continues to dispute the total amount owed based, in part, on the claim that the products supplied by the former vendor were largely defective and such former vendor was repeatedly made aware of the existence of such defects. While it is reasonably possible that a loss may be incurred, the Company is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome in this legal proceeding.

In 2024, the Company was purportedly served with a complaint that (1) alleged the Company was in breach of the lease for its former headquarters office in Dublin, California because of the Company's failure to pay rent as required by the lease and (2) provided notice that the lease had been terminated by the landlord effective as of August 23, 2024. The landlord claimed that the amount owed could be up to $8,500. Thereafter, in August 2024, the landlord fully drew down the standby letter of credit of $2,150, which was held as security for the payment of rent, due to the alleged default of the lease. On April 28, 2025, the Company and the former landlord entered into a settlement agreement to resolve all outstanding disputes related to the early termination of the lease. Under the terms of the agreement, the Company paid $1,400 in cash in May 2025 and issued warrants to purchase up to 350,000 shares of common stock at an exercise price of $2.22 per share in August 2025.

21. RELATED PARTIES

There were no related party transactions during the years ended December 31, 2025 and 2024.

22. SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 18, 2026 and determined that there were no such events requiring recognition or disclosure in the financial statements.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures that are designed to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of our disclosure controls and procedures as required under Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2025. Based on this evaluation, our principal executive officer and principal financial officer have concluded that these disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2025.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision of and with the participation of our principal executive officer and principal financial officer, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework* (2013). Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm on our internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the rules of the SEC that permit non-accelerated filers such as our company to provide only management's report in the Annual Report on Form 10-K.

Inherent Limitations on Effectiveness of Controls

Our management, including our principal executive officer and principal financial officer, has determined that our internal controls are reasonably designed and implemented to assure reliable financial reporting and preparation of our financial statements. However, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Changes in Internal Control Over Financial Reporting

Other than described above, there was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the annual period ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Rule 10b5-1 Trading Plans. During the fourth quarter of the fiscal year ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated herein by reference to our Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the year ended December 31, 2025.

Item 11. Executive Compensation

The information required by this item is incorporated herein by reference to our Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the year ended December 31, 2025.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated herein by reference to our Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the year ended December 31, 2025.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated herein by reference to our Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the year ended December 31, 2025.

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated herein by reference to our Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the year ended December 31, 2025.

Item 15. Exhibits, Financial Statement Schedules

The following documents are filed as part of this report:

1. Financial Statements. The financial statements included in "Index to the Consolidated Financial Statements" in Part II, Item 8 are filed as part of this Annual Report on Form 10-K.

2. Financial Statement Schedules. None.

3. Exhibits. Exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this Annual Report on Form 10-K.

Exhibit Number	Description	Form	File Number	Exhibit/ Appendix Reference	Filing Date	Filed Herewith
2.1†	Merger Agreement, dated as of February 17, 2021, by and among CF Finance Acquisition Corp. III, Merger Sub and AEye.	S-4	333-256058	2.1	5/13/2021	
2.2	Amendment to the Merger Agreement, dated as of April 30, 2021, by and among CF Finance Acquisition Corp. III, merger Sub and AEye Technologies.	S-4	333-256058	2.2	5/13/2021	
3.1	Second Amended and Restated Certificate of Incorporation of AEye, Inc.	8-K	001-39699	3.1	08/23/2021	
3.2	Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation of AEye, Inc.	10-Q	001-39699	3.2	05/11/2023	
3.3	Certificate of Amendment to the Company's Second Amended and Restated Certificate of Incorporation, as amended, filed on December 26, 2023.	8-K	001-39699	3.1	12/29/2023	
3.4	Amended and Restated Bylaws of AEye, Inc.	8-K	001-39699	3.2	08/23/2021	
4.1	Registration Rights Agreement by and between AEye, Inc. and Tumim Stone Capital LLC, dated December 8, 2021.	8-K/A	001-39699	4.1	12/15/2021	
4.2	Warrant Agreement dated November 12, 2020, between Continental Stock Transfer & Trust Company and CF Finance Acquisition Corp. III.	S-4	333-256058	4.1	05/13/2021	
4.3	Specimen Warrant Certificate.	S-4	333-256058	4.2	05/13/2021	
4.4	Registration Rights Agreement, by and between AEye, Inc. and New Circle Principal Investment LLC, dated July 25, 2024	8-K	001-39699	4.1	07/29/2024	
4.5	Registration Rights Agreement by and between AEye, Inc. and the purchaser named in the signature pages thereto, dated January 2, 2025	8-K	001-39699	10.2	01/03/2025	
4.6	Form of Senior Unsecured Convertible Promissory Note to be issued by the Company pursuant to and in accordance with the Securities Purchase Agreement, dated January 2, 2025	8-K	001-39699	4.1	01/03/2025	
4.7	Form of Common Stock Purchase Warrant to be issued by the Company pursuant to and in accordance with the Securities Purchase Agreement, dated January 2, 2025	8-K	001-39699	4.2	01/03/2025	
4.8	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934.	10-K	001-39699	4.5	03/28/2022	

4.9	Warrants Agreement dated May 23, 2025, between AEye, Inc. and IGEP Park Place, LLC	S-3	333-289462	4.4	08/11/2025	
4.10	Warrant to Purchase Common Stock, dated August 8, 2025	S-3	333-289462	4.5	08/11/2025	
10.1	Form of PIPE Subscription Agreement.	S-4	333-256058	10.1	05/13/2021	
10.2	Form of Stockholder Support Agreement, by and among CF Finance Acquisition Corp. III and certain stockholders of AEye, Inc.	8-K	001-39699	10.2	02/17/2021	
10.3	Form of Amended and Restated Stockholder Support Agreement, by and among CF Finance Acquisition Corp. III and certain stockholders of AEye, Inc.	S-4	333-256058	10.2	05/13/2021	
10.4	Form of Sponsor Support Agreement, by and among CF Finance Acquisition Corp. III, CF Finance Holdings III, LLC and AEye, Inc.	S-4	333-256058	10.3	05/13/2021	
10.5	Form of Amendment to Sponsor Support Agreement, by and among CF Finance Acquisition Corp. III, CF Finance Holdings III, LLC and AEye, Inc.	S-4	333-256058	10.4	05/13/2021	
10.6	Form of Lock-Up Agreement, by and among CF Finance Acquisition Corp. III, AEye, Inc. and the holder signatory thereto.	S-4	333-256058	10.5	05/13/2021	
10.7	Promissory Note dated April 30, 2021.	8-K	001-39699	10.3	05/03/2021	
10.8+	Amended and Restated AEye, Inc. 2021 Equity Incentive Plan.	AEye, Inc. Definitive Proxy Statement on Schedule 14A	001-39699	Annex B	03/20/2023	
10.9+	Notice of Grant of Performance Stock Units (Cash-Settlement Option) under the Amended and Restated AEye, Inc. 2021 Equity Incentive Plan.	8-K	001-39699	10.1	02/11/2026	
10.10+	Notice of Grant of Restricted Stock Units (Cash-Settlement Option) under the Amended and Restated AEye, Inc. 2021 Equity Incentive Plan	8-K	001-39699	10.2	02/11/2026	
10.11+	Performance Stock Units Agreement (Cash-Settlement Option) under the Amended and Restated AEye, Inc. 2021 Equity Incentive Plan	8-K	001-39699	10.3	02/11/2026	
10.12+	Restricted Stock Units Agreement (Cash-Settlement Option) under the Amended and Restated AEye, Inc. 2021 Equity Incentive Plan	8-K	001-39699	10.4	02/11/2026	
10.9+	Form of Indemnification Agreement	8-K	001-39699	10.2	08/23/2021	
10.10	Office Lease by and between TRT NOIP DUBLIN LP and the company, dated April 26, 2019.	S-4	333-256058	10.8	05/13/2021	
10.11+	Form of Change in Control Severance Agreement.	8-K	001-39699	10.1	03/18/2022	
10.12	Common Stock Purchase Agreement by and between AEye, Inc. and Tumim Stone Capital LLC, dated December 8, 2021.	8-K/A	001-39699	10.1	12/15/2021	
10.13	Registration Rights Agreement, by and among CF Finance Acquisition Corp. III and the investors listed thereto.	S-4	333-256058	10.6	05/13/2021	
10.14	Form of Senior Unsecured Convertible Note, dated September 15, 2022.	8-K	001-39699	4.1	09/16/2022	

10.15	Form of Common Stock Purchase Warrant, dated September 15, 2022.	8-K	001-39699	4.2	09/16/2022	
10.16	Securities Purchase Agreement by and among AEye, Inc. and 3i, LP, dated September 15, 2022.	8-K	001-39699	10.1	09/16/2022	
10.17	Registration Rights Agreement by and among AEye, Inc. and 3i, LP, dated September 15, 2022.	8-K	001-39699	10.2	09/16/2022	
10.18+	Offer Letter by and between the Company and Matthew Fisch, dated January 20, 2023.	8-K	001-39699	10.1	02/01/2023	
10.19+	Form Retention Agreement.	8-K	001-39699	10.1	11/07/2023	
10.20+	AEye, Inc. 2022 Employee Stock Purchase Plan.	AEye, Inc. Definitive Proxy Statement on Schedule 14A	001-39699	Annex A	03/31/2022	
10.21+	AEye, Inc. 2023 CEO Inducement Grant Plan.	S-8	333-270731	10.3	03/22/2023	
10.22+	AEye, Inc. 2025 Employment Inducement Incentive Award Plan.	S-8	333-292659	10.3	01/09/2026	
10.23+	Forms of Notice of Grant of Restricted Stock Units and Restricted Stock Units Agreement under the AEye, Inc. 2025 Employment Inducement Incentive Award Plan.	S-8	333-292659	10.4	01/09/2026	
10.22	Share Purchase Agreement by and among AEye, Inc. and New Circle Principal Investments LLC, dated July 25, 2024	8-K	001-39699	10.1	07/29/2024	
10.23	Form of Securities Purchase Agreement, dated May 29, 2024, between AEye, Inc. and the Purchasers	8-K	001-39699	10.1	05/29/2024	
10.24	Form of Lock-Up Agreement	8-K	001-39699	10.2	05/29/2024	
10.25	Securities Purchase Agreement by and among AEye, Inc. and Dowslake Microsystems Corporation, dated May 10, 2024	8-K	001-39699	10.1	05/15/2024	
10.26	At Market Issuance Sales Agreement by and between AEye, Inc. and A.G.P./Alliance Global Partners, dated September 12, 2024	8-K	001-39699	1.1	09/13/2024	
10.27	Securities Purchase Agreement by and between AEye, Inc. and the purchaser named in the signature pages thereto, dated January 2, 2025	8-K	001-39699	10.1	01/03/2025	
10.25	Settlement Agreement with IGEP Park Place, LLC dated April 28, 2025, between IGEP Park Place, LLC, AEye, Inc., and AEye, Technologies, Inc.	8-K	001-39699	10.1	05/01/2025	
19.1	Insider Trading Policy effective as of August 3, 2023	10-K	333-259554	19.1	03/27/2024	
21.1	List of Significant Subsidiaries.					X
23.1	Consent of KPMG					X
31.1	Certification of Principal Executive Officer pursuant to Rules 13a-14(a) and 15(d)-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification of Principal Financial Officer pursuant to Rules 13a-14(a) and 15(d)-14(a) under the Securities Exchange Act of 1934, as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

32.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
97.1	AEye, Inc. Dodd Frank Clawback Policy	10-K	333-259554	97.1	03/27/2024	
101.INS	Inline XBRL Instance Document					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					X

† Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

* The certifications attached as Exhibit 32.1 that accompanies this Annual Report on Form 10-K is deemed furnished and not filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of AEye, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

+ Indicates a management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary

   None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 18, 2026

AEye, Inc.

By: /s/ Matthew Fisch
Matthew Fisch
Chief Executive Officer and Chairman of the Board
(Principal Executive Officer)

By: /s/ Conor Tierney
Conor Tierney
Chief Financial Officer and Treasurer
(Principal Financial Officer)

POWER OF ATTORNEY

By signing this Annual Report on Form 10-K below, I hereby appoint each of Matthew Fisch and Conor Tierney as my attorney-in-fact to sign all amendments to this Form 10-K on my behalf, and to file this Form 10-K (including all exhibits and other documents related to the Form 10-K) with the Securities and Exchange Commission. I authorize each of my attorneys-in-fact to (1) appoint a substitute attorney-in-fact for himself and (2) perform any actions that he believes are necessary or appropriate to carry out the intention and purpose of this Power of Attorney. I ratify and confirm all lawful actions taken directly or indirectly by my attorneys-in-fact and by any properly appointed substitute attorneys-in-fact.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacity and on the dates indicated.

By: /s/ Matthew Fisch
Matthew Fisch
Chief Executive Officer and Chairman of the Board
(Principal Executive Officer)
March 18, 2026

By: /s/ Conor Tierney
Conor Tierney
Chief Financial Officer and Treasurer
(Principal Financial Officer)
March 18, 2026

By: /s/ Timothy J. Dunn
Timothy J. Dunn
Director
March 18, 2026

By: /s/ Luis C. Dussan
Luis C. Dussan
Director
March 18, 2026

By: /s/ Prof. Dr. Bernd Gottschalk
Prof. Dr. Bernd Gottschalk
Director
March 18, 2026

By: /s/ Jonathon B. Husby
Jonathon B. Husby
Director
March 18, 2026

By: /s/ Doron Simon
Doron Simon
Director
March 18, 2026

By: /s/ Sue E. Zeifman
Sue E. Zeifman
Director
March 18, 2026

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